      As filed with the Securities and Exchange Commission on January 2, 2002.

                                                   Registration No. 333-________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                       and
         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 22

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT M
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                                 (617) 663-3000
               (Depositor's Telephone Number Including Area Code)

                            James D. Gallagher, Esq.
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                           Boston, Massachusetts 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                       1025 Thomas Jefferson Street, N.W.
                              Washington, DC 20007

Title of Securities Being Registered:  Variable Annuity Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)
                               SEPARATE ACCOUNT M



                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 Item    Caption in Prospectus (*Caption in Prospectus Supplement)
Part A

1...........Cover Page
2...........Definitions
3...........Summary of Policies  (*Investment Management Fees and Expenses)
4...........(*Appendix A:  Table of Accumulation Unit Values)
5...........(*General Information about Manulife USA, The Separate Account and the Trust)
6...........Description of the Policies - Policy Charges
7...........Description of the Policies
8...........Description of the Policies - Commencement of Annuity Payments;
              Appendix A  - Annuity Options
9...........Description of the Policies - Provisions on Death
10..........Description of the Policies - Purchasing a Policy, Variable
              Policy Value and Determination of Variable Policy Value
11..........Description of the Policies - Free Look Right, Surrender or
              Withdrawal Rights
12..........Federal Tax Matters
13..........(*Legal Proceedings)
14..........Not applicable


Part B .....Caption in Statement of Additional Information

15..........Cover Page
16..........Table of Contents
17..........General Information and History.
18..........Services-Independent Auditors, Responsibilities of Manufacturers
               Life
19..........Not Applicable
20..........Services - Principal Underwriter
21..........Performance Data
22..........Not Applicable
23..........Financial Statements

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT M

       Home Office:                        Annuity Service Office:

       38500 Woodward Avenue               200 Bloor Street East
       Bloomfield Hills, Michigan 78304    Toronto, Ontario, Canada M4W 1E5
                                           (800) 827-4546

                                   SUPPLEMENT
                            DATED JANUARY 2, 2002 TO:

                                 PROSPECTUS FOR:
               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
                     SEPARATE ACCOUNT TWO DATED MAY 1, 1999

                   FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS
                               (LIFESTYLE ANNUITY)

      This supplement updates certain information in the attached prospectus which you received for the "Lifestyle" variable annuity contract (the "Contracts") you purchased from The Manufacturers Life Insurance Company of America ("ManAmerica"). This supplement, together with the prospectus described above, constitutes the current prospectus ("Prospectus") for such Contract. The Contracts are no longer being offered for sale, but contract owners may continue to make purchase payments under the Contracts, make withdrawals from the separate account in which the Contracts are funded, and transfer amounts among the sub-accounts available under the Contracts.

      ADDITIONAL INFORMATION about the Contracts and the Separate Account is contained in a Statement of Additional Information, dated the same date as this Prospectus, which has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request by writing us at the Service Office address above or by telephoning (800) 827-4546.

      The SEC maintains a Web site (www.sec.gov) that contains the Statement of Additional Information and other information about us, the Contracts and the Separate Account.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS



                                                                            Page
      General Information and History......................................    2
      Performance Data.....................................................    2
      Services.............................................................    4
         Independent Auditors..............................................    4
         Principal Underwriter.............................................    5
         Responsibilities of Manufacturers Life............................    5
      Financial Statements.................................................    6


               THE DATE OF THIS PROSPECTUS IS JANUARY 2, 2002.

TABLE OF CONTENTS

                                                                                PAGE
  Change in Depositor for the Separate Account..................................  2
  Investment Management Fees and Expenses.......................................  2
  General Information about Manulife USA, the Separate Account and the Trust....  4
  Performance Data..............................................................  6
  Other Information.............................................................  7
  Appendix A:   Schedules of Accumulation Unit Values...........................  8



CHANGE IN DEPOSITOR FOR THE SEPARATE ACCOUNT

         Effective January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA", the "Company", "we" or "us"). As a result of this transaction, Manulife USA became the owner of substantially all of ManAmerica's assets, including all of the assets of The Manufacturers Life Insurance Company of America Separate Account Two, which has been renamed The Manufacturers Life Insurance Company (U.S.A.) Separate Account M (the "Separate Account"), and assumed substantially all of ManAmerica's obligations, including all of those under the Contracts. Manulife USA is now the depositor for the Separate Account and the co-issuer with the Separate Account of the Contracts.

         Except for the succession of Manulife USA to the role of depositor for the Separate Account and to the liabilities and obligations arising under the Contracts, and the change in the name of the Separate Account, the transaction did not affect the Separate Account or any provisions of, or any rights, obligations or investment allocations under, the Contracts.

INVESTMENT MANAGEMENT FEES AND EXPENSES
(Supplements information in the Prospectus under the caption "Summary of Policies - Charges and Deductions")

         Each sub-account of the Separate Account invests in shares of one of the separate investment portfolios ("Portfolios") of Manufacturers Investment Trust (the "Trust"). The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)(B)


                              MANAGEMENT        CLASS A RULE                        TOTAL TRUST
 TRUST PORTFOLIO                 FEES             12b-1 FEE      OTHER EXPENSES   ANNUAL EXPENSES
Pacific Rim Emerging Markets    0.700%             0.150%            0.180%           1.030%
Emerging Small Company          0.896%             0.150%            0.050%           1.096%
International Stock             0.850%             0.150%            0.180%           1.180%
Quantitative Equity             0.596%             0.150%            0.050%           0.796%
Real Estate Securities          0.647%(A)          0.150%            0.060%           0.857%
Balanced                        0.554%(A)          0.150%            0.060%           0.764%
Investment Quality Bond         0.500%             0.150%            0.080%           0.730%
Money Market                    0.350%             0.150%            0.040%           0.540%

(A)  Based on estimates for the current fiscal year.

(B) Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expenses chart reflects these changes.

EXAMPLE

      You would pay the following expenses on a $1,000 investment, assuming a 5% return on assets, if you surrendered your contract at the end of the applicable time period:

Trust Portfolio              1 Year      3 Years     5 Years     10 Years

Pacific Rim Emerging          $100        $157        $176        $289
Markets
Emerging Small Company         100         159         180         296
International Stock            101         162         186         308
Quantitative Equity             97         149         163         261
Real Estate Securities          98         152         168         272
Balanced                        97         150         164         262
Investment Quality Bond         97         149         162         259
Money Market                    95         143         153         239

      You would pay the following expenses on a $1,000 investment, assuming a 5% return on assets, if you selected an annuity benefit payment option as provided in the contract or did not surrender the contract at the end of the applicable time period:

Trust Portfolio              1 Year      3 Years     5 Years     10 Years

Pacific Rim Emerging            $26          $79        $136       $289
Markets
Emerging Small Company           27           82         139        296
International Stock              28           85         146        308
Quantitative Equity              23           71         122        261
Real Estate Securities           24           74         127        272
Balanced                         23           72         122        262
Investment Quality Bond          23           70         121        259
Money Market                     21           65         111        239


      For purposes of presenting the foregoing Example, we have made certain assumptions. We have assumed that, where applicable, the maximum deferred sales load is deducted, that there are no transfers or other transactions and that the "Other Expenses" line item under "Trust Annual Expenses" will remain the same (including any voluntary expense reimbursement continuing in effect). Those assumptions, (each of which is mandated by the SEC in an attempt to provide prospective investors with standardized data with which to compare various annuity contracts) do not take into account certain features of the contracts and prospective changes in the size of the portfolios which may operate to change the expenses borne by contract owners. CONSEQUENTLY, THE AMOUNTS LISTED IN THE EXAMPLE ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES BORNE BY CONTRACT OWNERS MAY BE GREATER OR LESSER THAN THOSE SHOWN.

      In addition, for purposes of calculating the values in the above Example, we have translated the $30 annual administration charge under the Contracts to a 0.075% annual asset charge. This percentage was determined by dividing the total administration charges by the average total net assets attributable to the Contracts.

SCHEDULES OF ACCUMULATION UNIT VALUES RELATING TO THE CONTRACTS ARE INCLUDED IN APPENDIX A HERETO.

LOCATION OF FINANCIAL STATEMENTS

      Our financial statements and those of the Separate Account may be found in the Statement of Additional Information.

GENERAL INFORMATION ABOUT MANULIFE USA , THE SEPARATE ACCOUNT AND THE TRUST (Replaces information in the Prospectus under the caption "General Information about Manufacturers Life of America")

MANULIFE USA
      Manulife USA is a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and re-domesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York and have our home office located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries, collectively known as Manulife Financial. Manufacturers Life is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Account.

RATINGS
              Manufacturers Life and Manulife USA have received the following ratings from independent rating agencies:

  Standard and Poor's Insurance Ratings Service:  AA+ (for financial strength)
  A.M. Best Company:                              A++ (for financial strength)
  Fitch:                                          AAA (for insurer financial strength)
  Moody's Investors Service, Inc.:                Aa2 (for financial strength)

      These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure Manulife USA's ability to honor the death benefit, fixed account guarantees and life annuitization guarantees but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any Portfolio (as defined below).

THE SEPARATE ACCOUNT
      The Manufacturers Life Insurance Company (U.S.A.) Separate Account M, formerly The Manufacturers Life Insurance Company of America Separate Account Two, was established by ManAmerica on May 25, 1983 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, as a result of the transfer of substantially all of the assets and liabilities of ManAmerica to Manulife USA, as described above, Manulife USA became the owner of all of the assets of the Separate Account and assumed all of ManAmerica's obligations under the Contracts. The ultimate parent of both ManAmerica and Manulife USA is MFC. The Separate Account holds assets that are segregated from all of Manulife USA's other assets. The Separate Account is currently used only to support variable annuity contracts.

      Manulife USA is the legal owner of the assets in the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with the applicable Contracts, credited to or charged against that Separate Account without regard to the other income, gains or losses of Manulife USA. Manulife USA will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all contracts participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife USA conducts. However, all obligations under the Contracts are general corporate obligations of Manulife USA.

      The Separate Account is registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act"), as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the

1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account. For state law purposes, the Separate Account is treated as a part or division of Manulife USA

THE TRUST
      Purchase payments under the Contracts are allocated to one or more of the sub-accounts of the Separate Account. The assets of each sub-account of the Separate Account are invested in Class A shares of a corresponding Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company.

      The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The Trust also employs subadvisers which manage all of the Portfolios. One of the subadvisers is Manufacturers Adviser Corporation ("MAC"). The ultimate parent of MSS and MAC is MFC. The following subadvisers provide investment subadvisory services to the indicated Portfolios:

      SUBADVISER                      PORTFOLIO(S)

      Cohen & Steers Capital          Real Estate Securities Trust
      Management, Inc.
                                      Emerging Small Company Trust
      Franklin Advisers, Inc.

      Manufacturers Adviser           Pacific Rim Emerging Markets
      Corporation                     Trust
                                      Quantitative Equity Trust
                                      Money Market Trust
                                      Balanced Trust

      T. Rowe Price International,    International Stock Trust
      Inc.
                                      Investment Quality Bond Trust
      Wellington Management Company,
      LLP


      Under the Contracts, purchase payments may also be allocated to, and contract values transferred to, a guaranteed interest account. The Company is no longer accepting allocations of purchase payments or transfers of contract values to fixed accounts.

ELIGIBLE PORTFOLIOS OF THE TRUST
      The Portfolios of the Trust which are available under the Contracts are: the Pacific Rim Emerging Markets Trust, Emerging Small Company Trust, International Stock Trust, Quantitative Equity Trust, Real Estate Securities Trust, Balanced Trust, Investment Quality Bond Trust and Money Market Trust. The investment objectives and certain policies of these Portfolios are set forth below.

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index* ("small cap stocks") at the time of purchase.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

*"Russell 2000(R)" is a trademark of Frank Russell Company.

      A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this Prospectus.

PERFORMANCE DATA
(Replaces information in the Prospectus under the caption "Advertising Performance of Variable Accounts")

      Each of the sub-accounts may quote total return figures in its advertising and sales materials. PAST PERFORMANCE FIGURES ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE OF ANY SUB-ACCOUNT. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures. Standardized figures will include average annual total return figures for one, five and ten years, or from the inception date of the relevant sub-account of the Separate Account (if that period since inception is shorter than one of those periods). Non-standardized total return figures also may be quoted, including figures that do not assume redemption at the end of the time period. Non-standardized figures may also include total return numbers from the inception date of the portfolio or ten years, whichever period is shorter. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period.

      Average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of that purchase payment on the last day of the period for which the return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which the return is calculated. For purposes of the calculations it is assumed that an initial purchase payment of $1,000 is made on the first day of the period for which the return is calculated. For total return figures quoted for periods prior to the commencement of the offering of the contract, standardized performance data will be the historical performance of the Trust Portfolio from the date the applicable sub-account of the Separate Account first became available for investment under other contracts that we offer, adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust Portfolio from the inception date of the Portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund, Inc. portfolio), adjusted to reflect current contract charges.

OTHER INFORMATION
(Replaces information in the Prospectus under the captions "Sale of the Policies" and "Legal Proceedings")

DISTRIBUTION OF THE CONTRACTS
      Manulife Financial Securities LLC ("Manulife Securities"), a Delaware limited liability company that we control, is the principal underwriter of the Contracts. Manulife Securities, located at 73 Tremont Street, Boston, Massachusetts 02108, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

LEGAL PROCEEDINGS
      There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. Neither we nor Manulife Securities is involved in any litigation that is of material importance to either or that relates to the Separate Account.

                                   APPENDIX A

            SCHEDULES OF ACCUMULATION UNITS RELATING TO THE CONTRACTS

                         CONDENSED FINANCIAL INFORMATION

                    Schedule of Accumulation Unit Values and
                         Accumulation Units Outstanding

      The following table sets forth accumulation unit values. These are accounting data which do not reflect the impact of the following charges (which are not deducted as part of the calculation of accumulation unit values): withdrawal charges, record-keeping charges, the portion of the mortality and expense risk charges deducted monthly, deductions for premium taxes (if any), Dollar Cost Averaging, or Special Policy Access transactions. ACCORDINGLY, THE CHANGE IN ACCUMULATION UNIT VALUES OVER TIME SHOULD NOT BE VIEWED AS AN ACCURATE MEASURE OF THE INVESTMENT PERFORMANCE OF THE SEPARATE ACCOUNT.

            FOR THE PERIOD JANUARY 1, 1991 THROUGH SEPTEMBER 30, 2001

SUB-ACCOUNTS

EMERGING SMALL COMPANY TRUST
(Formerly Emerging Growth Fund)
--------------------------------------------------------------------------------

                    1991      1992      1993       1994       1995       1996       1997       1998

January 1 value    $14.93    $25.33    $30.55     $37.47     $35.58     $45.01     $46.79     $54.27
December 31 value  $25.33    $30.55    $37.47     $35.58     $45.01     $46.79     $54.27     $53.77
December 31 units  76,705   288,277   874,970  1,454,901  1,670,956  1,681,075  1,423,816  1,153,371


                       1999     2000   9/30/2001

January 1 value       $53.77   $92.38   $87.53
December 31 value     $92.38   $87.53   $53.99
December 31 units    831,344  673,324  594,645



BALANCED TRUST
(Formerly Balanced Assets Fund)
--------------------------------------------------------------------------------

                    1991      1992      1993       1994       1995       1996       1997       1998

January 1 value    $13.13    $16.04     $16.87     $18.70     $17.75     $21.91     $23.98     $27.96
December 31        $16.04    $16.87     $18.70     $17.75     $21.91     $23.98     $27.96     $31.63
value
December 31       201,901   515,812  1,293,922  2,001,928  2,189,632  2,312,513  2,198,485  1,874,571
units

                       1999        2000   9/30/2001

January 1 value       $31.63      $30.80   $27.65
December 31 value     $30.80      $27.65   $23.03
December 31 units   1,385,566   1,015,399  863,002



MONEY MARKET TRUST
(Formerly Money-Market Fund)
--------------------------------------------------------------------------------

                    1991       1992      1993     1994       1995       1996       1997       1998

January 1 value     $12.28    $12.84    $13.15    $13.37     $13.75     $14.38     $14.95     $15.57
December 31 value   $12.84    $13.15    $13.37    $13.75     $14.38     $14.95     $15.57     $16.20
December 31 units  122,681   176,160   328,922   918,869  1,290,129  1,375,204  1,225,881  1,505,191


                      1999      2000   9/30/2001

January 1 value       $16.20   $16.77   $17.58
December 31 value     $16.77   $17.58   $17.99
December 31 units  1,203,367  971,884  973,695

QUANTITATIVE EQUITY TRUST
(Formerly Common Stock Fund)
--------------------------------------------------------------------------------

                      1991     1992     1993     1994     1995      1996      1997        1998

January 1 value      $13.94   $17.97   $18.88   $21.19   $20.10     $25.72     $30.03     $38.60
December 31 value    $17.97   $18.88   $21.19   $20.10   $25.72     $30.03     $38.60     $48.28
December 31 units    78,327  194,079  485,195  803,568  977,871  1,274,256  1,317,902  1,141,084


                  1999     2000   9/30/2001
                  ----     ----   ---------
January 1 value  $48.28   $58.46   $61.53
December 31      $58.46   $61.53   $42.24
value
December 31     929,189  770,469  658,858
units



REAL ESTATE SECURITIES TRUST
(Formerly Real Estate Securities Fund)
--------------------------------------------------------------------------------

                    1991      1992        1993       1994       1995       1996       1997     1998

January 1 value      $11.30   $15.78     $18.96     $23.01     $22.16     $25.26     $33.68   $39.48
December 31 value    $15.78   $18.96     $23.01     $22.16     $25.26     $33.68     $39.48   $32.66
December 31 units    24,956  134,707     11,630  1,205,880  1,149,409  1,190,829  1,251,505  912,392


                       1999       2000    9/30/2001
January 1 value       $32.66     $29.75     $37.02
December 31 value     $29.75     $37.02     $36.73
December 31 units    681,285    529,206    474,225



INTERNATIONAL STOCK TRUST
(Formerly International Fund)
--------------------------------------------------------------------------------

                                            1994    1995     1996     1997    1998

October 4 (Commencement)                  $10.00
January 1 value                                     $9.72   $10.71   $11.71   $11.76
December 31 value                         $ 9.72   $10.71   $11.71   $11.76   $13.38
December 31 units                         89,180  354,776  652,940  749,834  637,687

                       1999     2000   9/30/2001
January 1 value       $13.38   $17.18   $14.19
December 31 value     $17.18   $14.19   $10.14
December 31 units    511,744  426,395  382,872



PACIFIC RIM EMERGING MARKETS TRUST
(Formerly Pacific Rim Emerging Markets Fund)
--------------------------------------------------------------------------------

                                            1994      1995     1996     1997     1998
October 4 (Commencement)                    $10.00
January 1 value                                       $9.41   $10.38   $11.29   $ 7.36
December 31 value                            $9.41   $10.38   $11.29   $ 7.36   $ 6.95
December 31 units                           67,272  261,208  502,325  497,230  443,984

                       1999     2000   9/30/2001

January 1 value        $6.95    $11.21    $8.40
December 31 value     $11.21     $8.40    $5.99
December 31 units    434,894   337,700  306,370

INVESTMENT QUALITY BOND TRUST
(Formerly Investment Quality Bond Fund)
--------------------------------------------------------------------------------

                                              1999      2000    9/30/2001
May 1  (Commencement)                       $12.50
January 1 value                                        $12.24     $13.26
December 31 value                           $12.24     $13.26     $14.13
December 31 units                          943,047     28,405    677,182

[LIFESTYLE LOGO]



        LIFESTYLE FROM MANULIFE FINANCIAL


        Prospectus for

        MULTI-ACCOUNT FLEXIBLE
        PAYMENT VARIABLE ANNUITY


        Issued By


        THE MANUFACTURERS LIFE INSURANCE
        COMPANY OF AMERICA



                                                               Printed May, 1999


                                                [insert Manulife Financial logo]

                        LIFESTYLE FROM MANULIFE FINANCIAL

               THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                         MULTI-ACCOUNT FLEXIBLE PAYMENT
                            VARIABLE ANNUITY POLICIES


         This prospectus describes Multi-Account Flexible Payment Variable Annuity Policies (the "Policies" or "Policy"). The Manufacturers Life Insurance Company of America ("Manufacturers Life of America" or the "Company") issues the Policies in connection with retirement plans that may or may not be entitled to special income tax treatment. Although the Company is not currently issuing new Policies, existing Policyowners may continue to make purchase payments.

- - Policyowners may allocate purchase payments among three types of accounts: the Variable Accounts, the Guaranteed Interest Account and, in some jurisdictions, the Fixed Accounts.

- - The Variable Accounts are sub-accounts of the Company's Separate Account Two. The Company invests the assets of each sub-account in shares of a corresponding investment portfolio ("Portfolio") of Manufacturers Investment Trust (sometimes referred to as the "Trust"). The accompanying Trust prospectus describes the Portfolios currently available to Policyholders. These are:

           -          Emerging Small Company Trust

           -          Quantitative Equity Trust

           -          Balanced Trust

           -          Real Estate Securities Trust

           -          Investment Quality Bond Trust

           -          International Stock Trust

           -          Pacific Rim Emerging Markets Trust

           -          Money Market Trust

- - Purchase payments allocated to the Guaranteed Interest Account earn interest at an annual rate which the Company can reset daily but which it guarantees will not to be less than 3%.

- - Purchase payments allocated to the Fixed Accounts earn a fixed rate of interest only if held to maturity. The Company holds Fixed Account Value in either its Separate Account A or its General Account.

- -  The Company makes annuity payments on a fixed basis only.

         Prior to the Annuity Commencement Date, the Company will furnish each Policyowner at least annually a report showing certain account information including unit values, current rates, current purchase payments allocations and cash surrender value. In addition, reports that include financial statements of the Trust and information about the investment holdings of its various Portfolios will be sent semi-annually.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE POLICIES AND THE COMPANY THAT A PROSPECTIVE PURCHASER SHOULD KNOW BEFORE INVESTING.

THE POLICIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION. NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional information about the Policies and the Registrant has been filed with the SEC. The SEC maintains a Web cite (http://www.sec.gov) that contains such information including material incorporated by reference and other information regarding registrants that file electronically.


          HOME OFFICE:                                 SERVICE OFFICE:
The Manufacturers Life Insurance               The Manufacturers Life Insurance
       Company of America                             Company of America
     500 N. Woodward Avenue                         200 Bloor Street East
Bloomfield Hills, Michigan 48304               Toronto, Ontario, Canada M4W 1E5

                                                  TELEPHONE: 1-800-827-4546
                                                      (1-800-VARILIN[E])



                   The date of this prospectus is May 1, 1999.

                               PROSPECTUS CONTENTS


SUMMARY OF POLICIES                                                        5
POLICYOWNER INQUIRIES                                                      7
EXPENSE TABLE                                                              7
CONDENSED FINANCIAL INFORMATION                                            9
GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA                   11
         Manufacturers Life of America and Manufacturers Life             11
         Manufacturers Life of America's Separate Accounts                11
         Separate Account Two:  The Variable Accounts                     12
         Manufacturers Investment Trust                                   12
INVESTMENT OBJECTIVES AND CERTAIN POLICIES OF THE PORTFOLIOS              13
DESCRIPTION OF THE POLICIES                                               13
         Purchasing a Policy                                              13
         "Free Look" Right                                                14
         Restrictions Applicable To Purchase Payments                     14
         Policy Value                                                     15
           The Fixed Accounts                                             15
           The Guaranteed Interest Account                                16
           The Variable Accounts                                          16
         Annuity Value Guarantee                                          17
         Transfers of Policy Value                                        17
           Dollar Cost Averaging                                          18
           Asset Allocation Balancer                                      18
         Surrender or Withdrawal Rights                                   19
         Special Policy Access                                            19
         Provision on Death                                               20
           Survivor Benefit Amount                                        20
           Joint Ownership                                                20
           Death of the Policyowner                                       20
           Death of the Annuitant                                         21
         Commencement of Annuity Payments                                 22
         Substitution of Portfolio Shares                                 22
         Policy Charges                                                   23
           Withdrawal Charge                                              23
           Record-Keeping Charge                                          24
           Dollar Cost Averaging Charge                                   24
           Special Policy Access Charge                                   24
           Premium Tax Deduction                                          24
           Mortality and Expense Risks Charges                            25
           Administration Charge                                          25
         Market Value Adjustment                                          25
OTHER GENERAL POLICY PROVISIONS                                           26
         Deferral of Payments                                             26
         Annual Statements                                                27
         Rights of Ownership                                              27
         Beneficiary                                                      28
         Modification                                                     28
FEDERAL TAX MATTERS                                                       28
         Taxation of Manufacturers Life of America                        28
         Tax Treatment of the Policies                                    28
         Purchase of Policies by Qualified Plans                          30
         Purchase of Policies by Charitable Remainder Trusts              30
         State and Local Government Deferred Compensation Plans           31

ADDITIONAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA                31
         Description of Business                                          31
         Responsibilities Assumed By Manufacturers Life                   32
         Selected Financial Data                                          32
         Management Discussion and Analysis of Financial Condition
           and Results of Operations                                      33
         Executive Officers and Directors                                 41
         Executive Compensation                                           43
         Legal Proceedings                                                49
         State Regulations                                                49
OTHER MATTERS                                                             50
         Special Provisions for Group or Sponsored Arrangements           50
         Sale of the Policies                                             50
         Voting Rights                                                    51
         Further Information                                              51
         Independent Auditors                                             51
         Performance and Other Comparative Information                    51
         Advertising Performance of Variable Accounts                     52
         Exchange Offer                                                   55
DEFINITIONS                                                               59
APPENDIX A:  Annuity Options                                              A-1
APPENDIX B:  Sample Calculations of Market Value Adjustments and
                Withdrawal Charges                                        B-1
FINANCIAL STATEMENTS

THIS PROSPECTUS IS NOT AN OFFER TO SELL THE POLICIES AND IS NOT SOLICITING AN OFFER TO BUY THE POLICIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               SUMMARY OF POLICIES

         OVERVIEW OF THE POLICIES. The Policies provide a flexible investment program for accumulating amounts under retirement plans which receive favorable federal income tax treatment pursuant to sections 401 or 408 of the Internal Revenue Code of 1986, as amended (the "Code") ("Qualified Policies"), or under plans and trusts not entitled to any special tax treatment ("Nonqualified Policies"). Under the Policies, the Policyowner makes purchase payments to the Company over a period of time (the "Accumulation Period") and then, beginning on a date selected by the Policyowner (the "Elected Annuity Date"), the Company makes periodic annuity payments to the person designated by the Policyowner to receive such payments. The Company generally issues the Policies to persons up to age 75 and offers the Policies both on an individual basis and in connection with group or sponsored arrangements. See Description of the Policies - "Purchasing A Policy".

         PURCHASE PAYMENTS. The minimum initial purchase payment is $5,000 ($2,000 for Qualified Plans). Subsequent purchase payments must be at least $500. The Company may alter these minimum payment amounts on 90 days written notice to the Policyowner. It may also institute a pre-authorized payment plan which provides for automatic monthly deductions and which may permit smaller payments.

         FUNDING ARRANGEMENTS. The Policyowner may allocate purchase payments among three types of accounts: the Variable Accounts, the Guaranteed Interest Account and, in some jurisdictions, the Fixed Accounts.

         - The Variable Accounts are sub-accounts of the Company's Separate Account Two. The Company invests the assets of each sub-account in shares of a corresponding Portfolio of the Manufacturers Investment Trust (sometimes referred to as the "Trust"). The Company may in the future add sub-accounts and Portfolios to those currently available to Policyowners.

         - Purchase payments allocated to the Guaranteed Interest Account earn interest at a rate which the Company can reset daily but which the Company guarantees will not to be less than 3% per annum.

         - Purchase payments allocated to the Fixed Accounts earn a fixed rate of interest only if held to maturity.

         ALLOCATION OF PURCHASE PAYMENTS. The Policyowner may specify how purchase payments are to be allocated among the Variable Accounts, Fixed Accounts and Guaranteed Interest Account. Allocations are made as a percentage of Net Purchase Payments. The percentage allocation to any account may be any whole number between 0 and 100, provided the total percentage allocations equal
100. The Policyowner may change the specified allocation of Net Purchase Payments at any time without charge. If no allocation is specified, the Company will allocate purchase payments as set forth in the Policyowner's previous allocation request. See Description of the Policies - "Restrictions Applicable To Purchase Payments".

         ANNUITY PAYMENTS. The Company makes annuity payments on a fixed basis only beginning on the Elected Annuity Date. The Policyowner may change the Elected Annuity Date to any date so long as annuity payments will begin by the end of the year in which the Annuitant reaches age 85 or, under some Qualified Policies, no later than April 1 following the year in which the Annuitant reaches age 70. The Annuitant is the person upon whose life annuity payments are based. If application of the Policy Value would result in annuity payments of less than $20 monthly, $60 quarterly, $100 semi-annually or $200 annually, the Company will pay the Policy Value to the Policyowner in a single sum. See Description of the Policies - "Commencement of Annuity Payments".

         SURRENDERS OR WITHDRAWALS. At any time prior to the Annuity Commencement Date, a Policyowner may fully surrender the Policy for, or make a cash withdrawal in an amount not exceeding, its Policy Value, reduced by any applicable withdrawal charge and record-keeping charge, and adjusted for any Market Value Adjustment. A full surrender or cash withdrawal may be subject to a tax penalty. (See "Tax Treatment of the Policies".) The minimum cash withdrawal that a Policyowner may request at any one time is $500. Some Qualified Policies contain restrictions on withdrawal rights. See Description of the Policies "Surrender Or Withdrawal Rights".

         TRANSFERS. Subject to certain restrictions, a Policyholder may transfer amounts at any time among the Guaranteed Interest Account, the Variable Accounts and the Fixed Accounts (see Description of the Policies - "Transfers of Policy Value").

         -        Transfers into the accounts may be made in any amount.

         - Transfers from Fixed Accounts may be subject to a Market Value Adjustment.

         - Transfers from any account of less than the entire account value must be at least $500, including transfers under the Dollar Cost Averaging program; this restriction does not apply to transfers which are made pursuant to the Asset Allocation Balancer program or which are designed to change percentage allocations of assets among accounts.

         - Transfers from the Guaranteed Interest Account are limited in any one Policy Year to the greater of $500 or 15% of the Guaranteed Interest Account Value at the previous Policy Anniversary.

         CHARGES AND DEDUCTIONS.

         DEDUCTIONS FROM PURCHASE PAYMENTS. There is no deduction from purchase payments for sales expenses. The Company may deduct any applicable premium taxes attributable to the Policies (currently such taxes range from 0% to 3.5%).

         WITHDRAWAL CHARGES. The Company may impose a withdrawal charge (contingent deferred sales charge)if the Policyowner fully surrenders or makes a partial withdrawal under a Policy. The withdrawal charge is a percentage of the total surrender or withdrawal amount (the "Gross Withdrawal Amount"). The applicable percentage will depend upon the date of the purchase payment to which the Gross Withdrawal Amount is attributed. The maximum withdrawal charge is 8% of the Gross Withdrawal Amount, decreasing over time until, beginning in the seventh year after the purchase payment was made, it is 0%. The withdrawal charge may in no event exceed 8% of the total purchase payments made. The Gross Withdrawal Amount will also be adjusted by any applicable Market Value Adjustment and reduced by any applicable record-keeping charges or withholding taxes.

         MARKET VALUE ADJUSTMENT. When the Policyowner does not maintain amounts allocated to a Fixed Account until the last day of a Guarantee Period (the "Maturity Date") for that account, whether as a result of a surrender, partial withdrawal, transfer or the Annuity Commencement Date, the Company will apply a Market Value Adjustment. The Market Value Adjustment may cause a deduction from, or an addition to, the amounts surrendered, withdrawn, transferred or annuitized. In an investment environment of rapidly increasing interest rates, the Market Value Adjustment could cause the amount available from a Fixed Account upon surrender, withdrawal, transfer or on the Annuity Commencement Date to be substantially less than the amount allocated to that Fixed Account.

         RECORD-KEEPING CHARGE. The Company will deduct a record-keeping charge equal to 2% of the Policy Value, up to a maximum of $30, on the last day of each Policy Year or on the date of a full surrender made before the end of a Policy Year.

         MORTALITY AND EXPENSE RISKS AND ADMINISTRATION CHARGES. The Company will deduct(i)mortality and expense risks charges and (ii) an administration charge. Mortality and expense risks charges are deducted daily at an annual rate of .80% of assets of Separate Account Two, and monthly, at the beginning of each Policy Month, at an annual rate of .45% of the sum of the values of a Policy's interest in the sub-accounts of Separate Account Two ("Variable Policy Value") and the Fixed Accounts (prior to any application of any Market Value Adjustment). The administration charge is deducted daily at an annual rate of
 .20% of the assets of Separate Account Two.

         TRANSFER CHARGES. There is no charge for Dollar Cost Averaging transfers if Policy Value exceeds $15,000. The Company otherwise charges $5 per transfer.

         FREE LOOK RIGHT. Within ten days after receiving a Policy, the Policyowner may return it for cancellation by mailing it to the Company's Service Office. Within seven days after receipt, except where state insurance law requires return of any purchase payments, the Company will refund the Policy Value plus or minus any applicable Market Value Adjustment.

                              POLICYOWNER INQUIRIES

Policyowners should address all communications or inquiries relating to a Policy to the Company's Service Office at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5 (telephone: 1-800-827-4546 (1-800-VARILINE)). All notices and elections under a Policy must be received at that Service Office to be effective.

                                  EXPENSE TABLE

         The following table and example illustrate the various costs and expenses that a Policyowner will bear directly or indirectly. The table reflects expenses of Separate Account Two, the Fixed Accounts and the Trust. It does not reflect any deduction made to cover any premium taxes attributable to a Policy. Such taxes may be as much as 3.50% depending on the law of the applicable state or local jurisdiction. In addition, although the table does not reflect any charge for the Special Policy Access feature, the Company reserves the right to charge an administrative fee not to exceed $150 for withdrawal under this provision. However, currently no charge is imposed. THE EXAMPLE INCLUDED IN THE TABLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

1.       POLICY AND TRANSACTION CHARGES
     (CONTRACTOWNER TRANSACTION EXPENSES):

                                                                            Number Of
                                                                         Complete Policy
                                                                           Years Since
                                                                            Purchase
                                                                           Payment Was               Withdrawal
                                                                              Made                     Charge
(a)      Withdrawal Charge (contingent deferred sales charge)                0-2.99                     8.00%
         (as a percentage of the lesser of amount surrendered                     3                     6.00%
         or purchase payments)(1)                                                 4                     4.00%
                                                                                  5                     2.00%
                                                                            6 or more                   None

     (b) Record-Keeping Charge...................................................................      $30(2)

     (c) Dollar Cost Averaging Charge (if selected and applicable)(3) ...........................      $   5

2.   MORTALITY AND EXPENSE RISKS CHARGE


                                                                                                     Annual Rate
         Charged daily as a percentage of average Variable Account Values (4)                           0.80%
         Charged monthly as a percentage of the policy month-start
              Variable and Fixed Account Assets                                                         0.45%
                                                                                                        1.25%

         Guaranteed Interest Account                                                                    0.00%

3.   OTHER SEPARATE ACCOUNT (ANNUAL) EXPENSES
         Charge for administration charged daily as a percentage of average
              Variable Account Values                                                                   0.20%

     TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                                                            1.45%(5)

4. MANUFACTURERS INVESTMENT TRUST ANNUAL EXPENSES (AFTER APPLICABLE FEE WAIVERS AND EXPENSE REIMBURSEMENTS): As a percentage of underlying Trust's average net assets

                                                                  INVESTMENT
                                                                  MANAGEMENT          OTHER          TOTAL TRUST
PORTFOLIO                                                            FEES            EXPENSES*        EXPENSES
Pacific Rim Emerging Markets Trust                                  0.850%           0.360%            1.210%
Emerging Small Company Trust                                        1.050%           0.150%            1.200%
International Stock Trust                                           1.050%           0.200%            1.250%
Quantitative Equity Trust                                           0.700%           0.060%            0.760%
Real Estate Securities Trust                                        0.700%           0.060%            0.760%
Balanced Trust                                                      0.800%           0.070%            0.870%
Investment Quality Bond Trust                                       0.650%           0.070%            0.720%
Money Market Trust                                                  0.500%           0.120%            0.620%


*Other Expenses include custody fees, registration fees, legal fees, audit fees, trustees' fees, insurance fees and other miscellaneous expenses. The Trust's investment adviser, Manufacturers Securities Services, LLC ("MSS") has agreed pursuant to its advisory agreement with the Trust to reduce its advisory fee or reimburse the Trust to the extent that such other expenses (excluding taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business) exceed .75% in the case of the International Stock Trust and Pacific Rim Emerging Markets Trust and, in the case of each of the other Portfolios listed above, .50% of the average annual net assets of such Portfolio. These expense limitations, which will continue in effect from year to year unless otherwise terminated by MSS on notice to the Trust, did not come into play during the year ended December 31, 1998.

1 The withdrawal charge decreases over time depending on the number of complete Policy Years elapsed since the date of the purchase payment to which the Company attributes the withdrawal. Under the free withdrawal provision, the Policyowner may withdraw in any Policy Year after the first up to 10% of the Policy Value as of the most recent Policy Anniversary free of the withdrawal charge. In addition, a Market Value Adjustment may cause a deduction from or addition to amounts withdrawn from the Fixed Accounts.

2 The Company will deduct a record-keeping charge of 2% of the Policy Value up to a maximum of $30 during the Accumulation Period on the last day of a Policy Year. The Company will also deduct such charge upon full surrender of a Policy on a date other than the last day of a Policy Year.

3 Transfers pursuant to the optional Dollar Cost Averaging program are free if Policy Value exceeds $15,000 at the time of the transfer, but otherwise incur a $5 charge.

4 The Company will deduct daily a mortality and expense risks charge at an annual rate of .80% of the assets of Separate Account Two, and will deduct monthly a mortality and expense risks charge at an annual rate of .45% of the sum of Variable Policy Value and Fixed Account Value.

5 The total charges shown include all of the charges described in "2." and "3." above except for the Fixed Accounts charge of 0.45%.

EXAMPLE(6)

If you surrender your Policy at the end of the applicable time period:
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

                                                           1 YEAR       3 YEARS      5 YEARS     10 YEARS
- ---------------------------------------------------------------------------------------------------------
Manufacturers Investment Trust
     Pacific Rim Emerging Markets Trust                     $101         $162         $185          $307
     Emerging Small Company Trust                           $100         $159         $180          $296
     International Stock Trust                              $102         $163         $187          $310
     Quantitative Equity Trust                              $ 97         $149         $163          $262
     Real Estate Securities Trust                           $ 97         $149         $163          $262
     Balanced Trust                                         $ 98         $152         $169          $273

                                                           1 YEAR       3 YEARS      5 YEARS     10 YEARS
- ---------------------------------------------------------------------------------------------------------
Manufacturers Investment Trust
     Investment Quality Bond Trust                          $ 97         $148         $161          $258
     Money Market Trust                                     $ 96         $145         $157          $248

If you do NOT surrender your Policy or if you annuitize at the end of the applicable time period: You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

                                                           1 YEAR       3 YEARS      5 YEARS     10 YEARS
- ---------------------------------------------------------------------------------------------------------
Manufacturers Investment Trust
     Pacific Rim Emerging Markets Trust                      $28          $85         $145          $307
     Emerging Small Company Trust                            $27          $82         $139          $296
     International Stock Trust                               $28          $86         $147          $310
     Quantitative Equity Trust                               $23          $71         $122          $262
     Real Estate Securities Trust                            $23          $71         $122          $262
     Balanced Trust                                          $24          $75         $128          $273
     Investment Quality Bond Trust                           $23          $70         $120          $258
     Money Market Trust                                      $22          $67         $115          $248


6 In this example, the $30 annual record-keeping charge has been reflected in the calculation of annual expenses by converting it to a percentage charge. In converting the charge to a percentage, an average account size of $40,000 was used. The 10% free withdrawal has been incorporated where applicable.

         Information concerning charges assessed under the Policies is set forth below. See Description of the Policies "Policy Charges". Information concerning the management fees paid by the Trust is provided under the caption "Management of the Trust" in the accompanying Trust prospectus.

                         CONDENSED FINANCIAL INFORMATION

                    Schedule of Accumulation Unit Values and
                         Accumulation Units Outstanding

         The following table sets forth accumulation unit values. These are accounting data which do not reflect the impact of the following charges (which are not deducted as part of the calculation of accumulation unit values): withdrawal charges, record-keeping charges, the portion of the mortality and expense risk charges deducted monthly, deductions for premium taxes (if any), Dollar Cost Averaging, or Special Policy Access transactions. ACCORDINGLY, THE CHANGE IN ACCUMULATION UNIT VALUES OVER TIME SHOULD NOT BE VIEWED AS AN ACCURATE MEASURE OF THE INVESTMENT PERFORMANCE OF SEPARATE ACCOUNT TWO.

            FOR THE PERIOD NOVEMBER 3, 1987 THROUGH DECEMBER 31, 1998

                                  SUB-ACCOUNTS

                          EMERGING SMALL COMPANY TRUST
                         (Formerly Emerging Growth Fund)

                         1987      1988       1989      1990        1991         1992        1993        1994         1995
                        ------    -------    ------    -------     -------     --------    --------   ----------   ----------
November 3              $10.00
(Commencement)
January 1 value                   $ 10.87    $12.58    $ 17.72     $ 14.93     $  25.33    $  30.55   $    37.47   $    35.58
December 31 value       $10.87    $ 12.58    $17.72    $ 14.93     $ 25.33     $  30.55    $  37.47   $    35.58   $    45.01
December 31 units          329     11,285     2,539     41,687      76,705      288,277     874,970    1,454,901    1,670,956

                           1996        1997        1998
                        ----------   ----------    ----------
January 1 value         $    45.01   $    46.79    $    54.27
December 31 value       $    46.79   $    54.27    $    53.77
December 31 units        1,681,075    1,423,816     1,153,371

                                 BALANCED TRUST
                         (Formerly Balanced Assets Fund)

                         1987      1988        1989       1990         1991        1992          1993          1994         1995
                        ------    -------    -------    --------     --------    --------     ----------    ----------   ----------
November 3              $10.00
(Commencement)
January 1 value                   $ 10.20    $ 10.87    $  13.06     $  13.13    $  16.04     $    16.87    $    18.70   $    17.75
December 31 value       $10.20    $ 10.87    $ 13.06    $  13.13     $  16.04    $  16.87     $    18.70    $    17.75   $    21.91
December 31 units        1,645     21,509     47,074     118,664      201,901     515,812      1,293,922     2,001,928    2,189,632


                          1996            1997            1998
                       ----------      ----------      ----------
January 1 value        $    21.91      $    23.98      $    27.96
December 31 value      $    23.98      $    27.96      $    31.63
December 31 units       2,312,513       2,198,485       1,874,571


                               MONEY MARKET TRUST
                          (Formerly Money-Market Fund)

                         1987       1988       1989       1990         1991        1992         1993          1994          1995
                        ------    -------    -------    --------     --------    --------     --------      --------     ----------
November 3              $10.00
(Commencement)
January 1 value                   $ 10.07    $ 10.68    $  11.51     $  12.28    $  12.84     $  13.15      $  13.37     $    13.75
December 31 value       $10.07    $ 10.68    $ 11.51    $  12.28     $  12.84    $  13.15     $  13.37      $  13.75     $    14.38
December 31 units        7,161     23,091     32,907     160,484      122,681     176,160      328,922       918,869      1,290,129

                             1996            1997            1998
                          ----------      ----------      ----------
January 1 value           $    14.38      $    14.95      $    15.57
December 31 value         $    14.95      $    15.57      $    16.20
December 31 units          1,375,204       1,225,881       1,505,191


                            QUANTITATIVE EQUITY TRUST
                          (Formerly Common Stock Fund)

                         1987      1988      1989        1990       1991        1992         1993          1994         1995
                        ------    ------    -------    -------     -------    --------     --------      --------     --------
November 3              $10.00
(Commencement)
January 1 value                   $10.43    $ 11.35    $ 14.68     $ 13.94    $  17.97     $  18.88      $  21.19     $  20.10
December 31 value       $10.43    $11.35    $ 14.68    $ 13.94     $ 17.97    $  18.88     $  21.19      $  20.10     $  25.72
December 31 units          709     7,257     20,202     43,044      78,327     194,079      485,195       803,568      977,871


                             1996            1997            1998
                          ----------      ----------      ----------
January 1 value           $    25.72      $    30.03      $    38.60
December 31 value         $    30.03      $    38.60      $    48.28
December 31 units          1,274,256       1,317,902       1,141,084



                          REAL ESTATE SECURITIES TRUST
                     (Formerly Real Estate Securities Fund)

                         1987      1988        1989       1990        1991       1992         1993           1994           1995
                        ------    -------    -------    -------     -------    --------     --------      ----------     ----------
November 3              $10.00
(Commencement)
January 1 value                   $  9.99    $ 11.05    $ 11.95     $ 11.30    $  15.78     $  18.96      $    23.01     $    22.16
December 31 value       $ 9.99    $ 11.05    $ 11.95    $ 11.30     $ 15.78    $  18.96     $  23.01      $    22.16     $    25.26
December 31 units        1,642     12,733     17,676     17,834      24,956     134,707      711,630       1,205,880      1,149,409

                             1996            1997           1998
                          ----------      ----------      --------
January 1 value           $    25.26      $    33.68      $  39.48
December 31 value         $    33.68      $    39.48      $  32.66
December 31 units          1,190,829       1,251,505       912,392

                                                                                  INTERNATIONAL STOCK TRUST
                                                                                (Formerly International Fund)
                                                                 ----------------------------------------------------------
                                                                  1994       1995         1996         1997          1998
                                                                 -------   --------     --------     --------      --------
October 4 (Commencement)                                         $ 10.00
January 1 value                                                            $   9.72     $  10.71     $  11.71      $  11.76
December 31 value                                                $  9.72   $  10.71     $  11.71     $  11.76      $  13.38
December 31 units                                                 89,180    354,776      652,940      749,834       637,687


                                                                             PACIFIC RIM EMERGING MARKETS TRUST
                                                                        (Formerly Pacific Rim Emerging Markets Fund)
                                                                 ----------------------------------------------------------
                                                                  1994       1995         1996         1997          1998
                                                                 -------   --------     --------     --------      --------
October 4 (Commencement)                                         $ 10.00
January 1 value                                                            $   9.41     $  10.38     $  11.29      $   7.36
December 31 value                                                $  9.41   $  10.38     $  11.29     $   7.36      $   6.95
December 31 units                                                 67,272    261,208      502,325      497,230       443,984


             GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA

MANUFACTURERS LIFE OF AMERICA AND MANUFACTURERS LIFE

         Manufacturers Life of America, a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ("Manufacturers USA"), is a stock life insurance company organized under the laws of Pennsylvania on April 11, 1977 and redomesticated under the laws of Michigan on December 9, 1992. It is a licensed life insurance company in the District of Columbia and all states of the United States except New York. Manufacturers USA, a life insurance company organized in 1955 under the laws of Maine and redomesticated under the laws of Michigan on December 30, 1992, is a wholly-owned subsidiary of Manulife Reinsurance Corporation (U.S.A.), a life insurance company organized in 1983 under the laws of Michigan which in turn is a wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), a mutual life insurance company based in Toronto, Canada. Manufacturers Life and its subsidiaries, together, constitute one of the largest life insurance companies in North America and rank among the 60 largest life insurers in the world as measured by assets.

         Manufacturers Life and Manufacturers Life of America have received the following ratings from independent rating agencies: Standard and Poor's Insurance Rating Service -- AA+ (for financial strength), A.M. Best Company -- A++ (for financial strength), Duff & Phelps Credit Rating Co. -- AAA (for claims paying ability), and Moody's Investors Service, Inc. -- Aa3 (for financial strength). However, neither Manufacturers Life of America nor Manufacturers Life guarantees the investment performance of the Separate Account.

         On January 20, 1998, the Board of Directors of Manufacturers Life asked the management of Manufacturers Life to prepare a plan for conversion of Manufacturers Life from a mutual life insurance company to an investor-owned, publicly-traded stock company. Any demutualization plan for Manufacturers Life is subject to the approval of the Manufacturers Life Board of Directors and policyholders as well as regulatory approval

MANUFACTURERS LIFE OF AMERICA'S SEPARATE ACCOUNTS

         Manufacturers Life of America is the legal owner of the assets in its separate accounts. The income, gains and losses of the separate accounts, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the accounts without regard to the other income, gains or losses of Manufacturers Life of America. Manufacturers Life of America will at all times maintain assets in the accounts with a total market value at least equal to the reserves and other liabilities relating to Variable Account or Fixed Account benefits under all Policies participating in the accounts. While the assets of Separate Account Two may not be charged with liabilities which arise from any other business Manufacturers Life of America conducts, the assets of Separate Account A may be so charged. However, all obligations under the Policies are general corporate obligations of Manufacturers Life of America.

         The investments made by the separate accounts are subject to the requirements of applicable state laws. These investment requirements may differ between those for separate accounts supporting variable obligations and those for separate accounts supporting fixed obligations.

SEPARATE ACCOUNT TWO: THE VARIABLE ACCOUNTS

         Manufacturers Life of America established its Separate Account Two on May 25, 1983 as a separate account under Pennsylvania law. Since December 9, 1992 the Separate Account has been operated under Michigan law. This account holds assets that are segregated from all of Manufacturers Life of America's other assets. Separate Account Two is currently used only to support the Variable Account obligations under variable annuity contracts.

         Separate Account Two is registered with the SEC under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the SEC of the management or investment policies or practices of Separate Account Two. For state law purposes Separate Account Two is treated as a part or division of Manufacturers Life of America.

MANUFACTURERS INVESTMENT TRUST

         Each sub-account of Separate Account Two will purchase shares only of a particular portfolio of Manufacturers Investment Trust. The Trust is registered under the 1940 Act as an open-end management investment company. Separate Account Two will purchase and redeem shares of the Trust at net asset value. Shares will be redeemed to the extent necessary for Manufacturers Life of America to provide benefits under the Policies, to transfer assets from one sub-account to another or to the General Account or Separate Account A as requested by Policyowners, and for other purposes consistent with the Policies. Any dividend or capital gain distribution received from a portfolio will be reinvested immediately at net asset value in shares of that portfolio and retained as assets of the corresponding sub-account. Trust shares are issued to fund benefits under both variable annuity contracts and variable life insurance policies issued by Manufacturers Life of America, or other insurance companies affiliated with the Company. Shares of the Trust will also be issued to Manufacturers Life of America's general account for certain limited investment purposes including initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of such benefits, see the accompanying Trust prospectus.

         Manufacturers Investment Trust receives investment advisory services from MSS. MSS is a registered investment adviser under the Investment Advisers Act of 1940. The Trust also employs subadvisers. The following subadvisers provide investment subadvisory services to the indicated portfolios:

                                    PORTFOLIO
Aggressive Growth Portfolios
     Pacific Rim Emerging Markets Trust
     Emerging Small Company Trust
     International Stock Trust

Equity Portfolios
     Quantitative Equity Trust
     Real Estate Securities Trust

Balanced Portfolio
     Balanced Trust

Bond Portfolio
     Investment Quality Bond Trust

Money Market Portfolio
     Money Market Trust


                                   SUBADVISER

Manufacturers Adviser Corporation*

Franklin Advisers, Inc.

Rowe Price-Fleming International, Inc.

Manufacturers Adviser Corporation*

Manufacturers Adviser Corporation*

Founders Asset Management, LLC

Wellington Management Company, LLP

Manufacturers Adviser Corporation*


* Manufacturers Adviser Corporation is an indirect wholly-owned subsidiary of Manufacturers Life.

          INVESTMENT OBJECTIVES AND CERTAIN POLICIES OF THE PORTFOLIOS

         The investment objectives and certain policies of the Portfolios currently available to Policyowners through corresponding sub-accounts are set forth below. There is, of course, no assurance that these objectives will be met.

EMERGING SMALL COMPANY TRUST. The investment objective of the Emerging Small Company Trust is to seek long term growth of capital. Franklin Advisers, Inc. manages the Emerging Small Company Trust and will pursue this objective by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of small capitalization ("small cap") growth companies. In general, companies in which the portfolio invests will have market cap values of less than $1.5 billion at the time of purchase.

BALANCED TRUST. The investment objective of the Balanced Trust is current income and capital appreciation. Founders Asset Management, Inc. is the manager of the Balanced Trust and seeks to attain this objective by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

INVESTMENT QUALITY BOND TRUST. The investment objective of the Investment Quality Bond Trust is to seek a high level of current income consistent with the maintenance of principal and liquidity. Wellington Management Company manages the Investment Quality Bond Trust and seeks to achieve this objective by investing primarily in a diversified portfolio of investment grade corporate and U.S. Government bonds with intermediate to longer term maturities.

MONEY MARKET TRUST. The investment objective of the Money Market Trust is to obtain maximum current income consistent with preservation of principal and liquidity. Manufacturers Adviser Corporation manages the Money Market Trust and seeks to achieve this objective by investing in high quality, U.S. dollar denominated money market instruments.

QUANTITATIVE EQUITY TRUST. The investment objective of the Quantitative Equity Trust is to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above-average rate of return. Manufacturers Adviser Corporation manages the Quantitative Equity Trust.

REAL ESTATE SECURITIES TRUST. The investment objective of the Real Estate Securities Trust is to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.
Manufacturers Adviser Corporation manages the Real Estate Securities Trust.

INTERNATIONAL STOCK TRUST. The investment objective of the International Stock Trust is to achieve long-term growth of capital. Rowe Price-Fleming International, Inc. manages the International Stock Trust and seeks to obtain this objective by investing primarily in common stocks of established, non-U.S. companies.

PACIFIC RIM EMERGING MARKETS TRUST. The investment objective of the Pacific Rim Emerging Markets Trust is to achieve long-term growth of capital. Manufacturers Adviser Corporation manages the Pacific Rim Emerging Markets Trust and seeks to achieve this investment objective by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries of the Pacific Rim region.

         A full description of the Manufacturers Investment Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this prospectus.

                           DESCRIPTION OF THE POLICIES

PURCHASING A POLICY

         The Policies, which currently are not being issued, are designed for use in connection with retirement plans entitled to special tax treatment under Sections 401 or 408 of the Code and retirement plans and trusts not entitled to any special tax treatment. The Policies are appropriate for group or sponsored plans with individual accounts or for purchase directly by individuals. (See Other Matters - "Special Provisions for Group or Sponsored Arrangements".) When available, a Policy will generally be issued to persons up to age 75. In certain circumstances Manufacturers Life of America may, in its sole discretion, issue a Policy to persons above age 75.

         Except where application information and the initial purchase payment are supplied by electronic transmission, persons seeking to purchase Policies must submit an application and a check for the initial purchase payment. The application, whether written, or via electronic transmission, is subject to underwriting standards adopted by Manufacturers Life of America and Manufacturers Life of America reserves the right to reject any application. A properly completed application that is accompanied by the initial purchase payment and all information necessary for the processing of the application will normally be accepted within two business days. An incomplete application which is subsequently made complete will normally be accepted within two business days of completion; however, if an application is not completed properly or necessary information is not obtained within 5 working days, Manufacturers Life of America will offer to return the purchase payment.

         Special provisions for electronic transmission of application information and purchase payments. In jurisdictions where it is not prohibited, Manufacturers Life of America will accept transmittal of initial and subsequent purchase payments by electronic transfer to the Service Office provided the transmission is (i) initiated by a broker-dealer from whom Manufacturers Life of America has agreed to accept such transfers and (ii) accompanied by the information necessary to issue a Policy and/or allocate the purchase payments.

         Initial purchase payments made via electronic transfer and accompanied by the information necessary to issue a Policy will normally be accepted within two business days. If the accompanying information is incomplete but is subsequently made complete, it will normally be accepted within two business days; however, if the requested information cannot be obtained within five business days, Manufacturers Life of America will inform the broker-dealer, on the applicant's behalf, of the reasons for the delay and offer to return the purchase payment.

         Based on the information provided by the electronic transmission, Manufacturers Life of America will generate an application and Policy to be forwarded to the applicant for signature.

"FREE LOOK" RIGHT

         Within ten days after receiving a Policy, the Policyowner may return it for cancellation by mailing it to the Service Office. Within seven days after receipt, except where state insurance law requires return of any purchase payments made, Manufacturers Life of America will refund the Policy Value plus or minus any applicable Market Value Adjustment.

RESTRICTIONS APPLICABLE TO PURCHASE PAYMENTS

         Purchase payments are made directly by the Policyowner. They may be made at any time until the Annuity Commencement Date or until the Policy is fully surrendered. If the Policyowner is an individual, purchase payments will not be permitted after the Policyowner's death unless the beneficiary is the Policyowner's spouse. If the Policyowner is not an individual, purchase payments will not be permitted after the Annuitant's death, unless the Policyowner is the trustee of a trust which is part of a qualified retirement plan described in section 401(a) of the Code. See Description of the Policies - "Provisions on Death" (Death of the Policyowner and Death of the Annuitant). Purchase payments must be made to the Manufacturers Life of America Service Office.

         The minimum initial purchase payment is $5,000 ($2,000 for Qualified Plans). This can be allocated to the Variable Accounts, the Guaranteed Interest Account or the Fixed Accounts. Subsequent purchase payments must be at least $500. If an additional purchase payment would cause the Policy Value to exceed $1,000,000, or if the Policy Value should already exceed $1,000,000, the prior approval of Manufacturers Life of America will be required for an additional purchase payment. If, for any reason, the Policy Value should fall to zero, the Policy and all rights of the Policyowner and any other person under the Policy, will terminate and no further purchase payments may be made.

         Manufacturers Life of America reserves the right to alter the minimum payment amounts on 90 days written notice to the Policyowner and it further reserves the right to institute a pre-authorized payment plan which will provide for automatic monthly deductions and which may permit smaller payments.

         A Policyowner should specify how each purchase payment is to be allocated. The percentage allocation to any account may be any whole number between 0 and 100, provided the total percentage allocations equal 100. A Policyowner may change the way in which Net Purchase Payments are allocated at any time without charge. The change will take effect on the date a written or telephonic request for change satisfactory to Manufacturers Life of America is received at its Service Office. If no allocation is specified, a purchase payment will be allocated using the same percentages as specified in the last allocation request received from the Policyowner. Such allocation will be made at the end of the Business Day in which the purchase payment is received at the Manufacturers Life of America Service Office. Manufacturers Life of America will send a confirmation of its receipt of each purchase payment.

POLICY VALUE

         The Policy Value at any time is equal to the sum of the Variable Policy Value, the Fixed Account Value and the Guaranteed Interest Account Value. The Policy Value is available to the Policyowner through a partial withdrawal or a full surrender. See "Surrender or Withdrawal Rights" below. The portion of the Policy Value based on the Variable Policy Value is not guaranteed and will vary each Business Day with the investment performance of the underlying Portfolios.

         Reserves for Policy Values allocated to the Guaranteed Interest Account will be held in the General Account of Manufacturers Life of America. Reserves for Policy Values allocated to the Fixed Accounts will either be held in Separate Account A or in the General Account of Manufacturers Life of America, depending upon the requirements of the jurisdiction in which a Policy is purchased.

The Fixed Accounts

         Manufacturers Life of America established its Separate Account A on December 1, 1992 as a separate account under Michigan law. It is not a registered investment company. This account holds assets that are segregated from all of Manufacturers Life of America's other assets. Separate Account A is currently used only to support the Fixed Account obligations under variable annuity contracts. These Fixed Account obligations are based on interest rates credited to Fixed Accounts and do not depend on the investment performance of Separate Account A. Any gain or loss in Separate Account A accrues solely to Manufacturers Life of America and Manufacturers Life of America assumes any risk associated with the possibility that the value of the assets in Separate Account A might fall below the reserves and other liabilities that must be maintained. Should the value of the assets in Separate Account A fall below such reserves and other liabilities, Manufacturers Life of America will transfer assets from its General Account to Separate Account A to make up the shortfall. Manufacturers Life of America reserves the right to transfer to its General Account any assets of Separate Account A in excess of such reserves and other liabilities and to maintain assets in Separate Account A which support any number of annuities which Manufacturers Life of America offers or may offer. The assets of Separate Account A are not insulated from the claims of Manufacturers Life of America's creditors and may be charged with liabilities which arise from other business conducted by Manufacturers Life of America. Thus Manufacturers Life of America may, at its discretion if permitted by applicable state law, transfer existing Fixed Account assets to, or place future Fixed Account allocations in, its General Account for purposes of administration.

         The assets of Separate Account A will be invested in those assets chosen by Manufacturers Life of America and permitted by applicable state laws for separate account investments.

         The Policyowner may allocate Net Purchase Payments directly to the Fixed Accounts or transfer Policy Values to the Fixed Accounts provided such allocations are permitted by the Policyowner's jurisdiction. Each allocation to a Fixed Account is accounted for separately and earns a fixed rate of interest for a set period of time called a "Guarantee Period".

         Currently, Guarantee Periods ranging from 1 to 10 years are offered under the Policies.

         To the extent permitted by law, Manufacturers Life of America reserves the right at any time to offer Guarantee Periods with durations that differ from those available at the date of this prospectus. Manufacturers Life of America also reserves the right at any time to stop accepting new allocations, transfers or renewals for a particular Guarantee Period.
These actions may be taken upon 60 days written notice to the Policyowner.

         If the Policyowner surrenders, withdraws or transfers any Policy Value attributable to the Fixed Accounts prior to the end of the applicable Guarantee Period, a Market Value Adjustment will apply. (See Description of the Policies - "Policy Charges" -- Market Value Adjustment).

         If Manufacturers Life of America does not receive written notice at least 7 days prior to the end of the Guarantee Period of a Fixed Account indicating what action to take with respect to funds in the Fixed Account upon maturity thereof, the funds will be allocated to a new Fixed Account for the same Guarantee Period as the matured

Fixed Account. If the same Guarantee Period is no longer available, we will use the next shortest available Guarantee Period; provided that Manufacturers Life of America will not allocate funds to a Guarantee period that extends beyond the Elected Annuity Date. If the required Guarantee Period is not available, funds will be transferred to the Guaranteed Interest Account.

         Fixed Account Value. The value of a Policyowner's interest in a Fixed Account reflects all interest credited to or accrued to date on the Fixed Account, all purchase payments or transfers allocated to the Fixed Account, any withdrawals or transfers from the Fixed Account, any applicable withdrawal or other charges deducted from the account, and any applicable Market Value Adjustments previously made.

The Guaranteed Interest Account

         As noted above, Policyowners may accumulate value on a variable basis, by allocating purchase payments to one or more sub-accounts of Separate Account Two, or on a fixed basis by allocating purchase payments either to one or more of the Fixed Accounts, or, if permitted by the Policyowner's jurisdiction, to the Guaranteed Interest Account. Amounts allocated to the Guaranteed Interest Account will earn a minimum interest rate of 3% per annum. Manufacturers Life of America may credit interest at a rate in excess of 3% per annum; however, it is not obligated to do so. The rate of interest credited is subject to change daily. No specific formula governs the determination of the rate to be credited in excess of 3% per annum.

         Guaranteed Interest Account Value. The value of a Policyowner's interest in the Guaranteed Interest Account reflects all interest credited to or accrued to date on the account, all purchase payments or transfers allocated to the Guaranteed Interest Account, any withdrawals or transfers from the Guaranteed Interest Account and any applicable withdrawal and other charges deducted from the Guaranteed Interest Account.

The Variable Accounts

         Variable Policy Value. Upon receipt of a purchase payment at its Service Office, Manufacturers Life of America credits the Policy with a number of units for each Variable Account based upon the portion of the purchase payment allocated to the Variable Account. Units are also credited to reflect any transfers to a Variable Account. Units are cancelled whenever amounts are deducted, transferred or withdrawn from a Variable Account, any charge or deduction is assessed against a Variable Account, on the Annuity Commencement Date, or on payment of proceeds payable on death.

         The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to an initial payment submitted with a completed purchase application will be based on the applicable unit values for either the Business Day on which the payment is received at the Manufacturers Life of America's Service Office or other office or entity so designated by Manufacturers Life of America or the following Business Day, depending on when the application is accepted. Units will be credited with respect to any subsequent purchase payments allocated to, or transfers into, a Variable Account based on the applicable unit values of the Business Day on which the payment or transfer request is so received. The number of units cancelled in connection with partial withdrawals, transfers out of a Variable Account or deduction of charges from a Variable Account will also be based on the applicable unit values of the Business Day on which the requests for a partial withdrawal or transfer are so received, or on which deductions are made.

         Units are valued at the end of each Business Day. A Business Day is deemed to end at the time of the determination of the net asset value of the Trust shares. When an order involving the crediting or canceling of units is received after the end of a Business Day or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value or Variable Account Value to be made on a day which is not a Business Day will be made on the next Business Day.

         The value of a unit of each Variable Account was initially fixed at $10.00. For each subsequent Business Day the unit value of a particular Variable Account is the value of the adjusted net assets of that account at the end of the Business Day divided by the total number of units.

         The value of a unit may increase, decrease or remain the same, depending on the investment performance of a Variable Account from one Business Day to the next. The unit value for any Variable Account for any Business Day is the result of (a) minus (b) divided by (c), where:

(a) is the net assets of the Variable Account as of the end of such Business Day;

(b) is a charge not exceeding .000027397 for each calendar day since the preceding Business Day, multiplied by the net assets of the Variable Account as of the end of such Business Day, corresponding to a charge of 0.80% per annum for mortality and expense risks, and 0.20% per annum for the administration charge; and

(c)      is the total number of units of the Variable Account.

Manufacturers Life of America reserves the right to adjust the above formula to provide for any taxes determined by it to be attributable to the operations of Separate Account Two.

ANNUITY VALUE GUARANTEE

         The Annuity Value Guarantee guarantees that, in those jurisdictions where permitted, under certain conditions the Policy Value available at the Annuity Commencement Date will be the greater of the Policy Value or an amount reflecting the purchase payments and withdrawals made by the Policyowner.

         Such amount is calculated as follows: (1) when the Policy is issued, the amount is set equal to the initial purchase payment; (2) each time a purchase payment is made the amount is increased by the amount of the purchase payment; and (3) each time a withdrawal is made, the amount is reduced by the same percentage as the Gross Withdrawal Amount bears to the Policy Value.

         This Guarantee will be effective only for Policies owned individually or jointly with another individual, unless otherwise required by state law, and only if the Annuity Commencement Date is a date within 30 days of the later of the tenth Policy Anniversary or the first Policy Anniversary after the original Policyowner (or the older of two original joint Policyowners) is age 65. If the Annuity Commencement Date does not fall within this time frame, the Policy may still be eligible for this Guarantee. Thereafter eligibility will re-occur every fifth anniversary, provided the Annuity Commencement Date is within 30 days thereof.

         The Policyowner will cease to be eligible for the Annuity Value Guarantee if, at any time, (i) the Policyowner makes a withdrawal or transfers money out of a Fixed Account prior to that account's Maturity Date or (ii) the Annuity Commencement Date is prior to the Maturity Date of any Fixed Account to which the Policyowner has allocated values.

TRANSFERS OF POLICY VALUE

         Subject to the restrictions described below, transfers may be made among any of the accounts at any time during the Policy Year free of charge. Manufacturers Life of America does, however, reserve the right to limit, upon notice, the maximum number of transfers a Policyowner may make to one per month or six at any time within a Policy Year. In addition, Manufacturers Life of America also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

         The minimum dollar amount of all transfers pursuant to a single transfer request, except for transfers pursuant to the Asset Allocation Balancer program or transfers designed to change percentage allocations of assets, is $500. The maximum amount that may be transferred from the Guaranteed Interest Account in any one Policy Year is the greater of $500 or 15% of the Guaranteed Interest Account Value at the previous Policy anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Variable Accounts' Money Market Trust.

         Transfer requests must be satisfactory to Manufacturers Life of America and in writing, or by telephone if a currently valid telephone transfer authorization form is on file. Although failure to follow reasonable procedures may result in Manufacturers Life of America's liability for any losses due to unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. Manufacturers Life of America will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming a valid telephone authorization form is on file, tape recording all telephone transactions and providing written confirmation thereof.

         Limitations. To the extent that surrenders, partial withdrawals and transfers out of a Variable Account exceed net premium allocations and transfers into that Variable Account, portfolio securities of the underlying Fund may have to be sold. Excessive sales of the Fund's portfolio securities in such a situation could be detrimental to that Fund and to Policyowners with Policy Values allocated to Variable Accounts investing in that Fund. To protect the interests of all Policyowners, the Policy's transfer privilege is limited as described below.

         So long as effecting all requested transfers out of the Equity Index Trust Sub-account in a particular Business Day would not reduce the number of shares of the underlying Equity Index Trust outstanding at the close of the prior Business Day by more than 5%, all such requests will be effected. However, net transfers out of that sub-account greater than 5% would be permitted only if, and to the extent that, in the judgment of Manufacturers Adviser Corporation, they would not result in detriment to the underlying Equity Index Trust or to the interests of Policyowners or others with assets allocated to that Portfolio. If and when transfers must be limited to avoid such detriment, some requests will not be effected. In determining which requests will be effected, transfers pursuant to the Dollar Cost Averaging program will be effected first, followed by Asset Allocation Balancer transfers, written requests next and telephone requests last. Within each such group, requests will be processed in the order received, to the extent possible. Policyowners whose transfer requests are not effected will be so notified. Current S.E.C. rules preclude Manufacturers Life of America from processing at a later date those requests that were not effected. Accordingly, a new transfer request would have to be submitted in order to effect a transfer that was not effected because of the limitations described in this paragraph. Manufacturers Life of America may be permitted to limit transfers in certain other circumstances. (See Description of the Policies - "Other General Policy Provisions" -- Deferral of Payments).

Dollar Cost Averaging

         Manufacturers Life of America will offer Policyowners a Dollar Cost Averaging program. Under this program amounts will be automatically transferred at predetermined intervals from one Variable Account to any other Variable Account(s), or a Fixed Account or the Guaranteed Interest Account.

         Under the Dollar Cost Averaging program the Policyowner will designate a dollar amount of available assets to be transferred at predetermined intervals from one Variable Account into any other Variable Account(s) or a Fixed Account or the Guaranteed Interest Account.

         Each transfer under the Dollar Cost Averaging program must be at least $500 and Manufacturers Life of America reserves the right to change this minimum at any time upon notice to the Policyowner. Currently, there is no charge for this program if Policy Value exceeds $15,000; otherwise a charge of $5 per transfer or series of transfers occurring on the same transfer date will apply. See "Dollar Cost Averaging Charge" under "Policy Charges" below. If insufficient funds exist to effect a Dollar Cost Averaging transfer, including the charge, if applicable, the transfer will not be effected and the Policyowner will be so notified. Manufacturers Life of America reserves the right to cease to offer the Dollar Cost Averaging program on 90 days' written notice to the Policyowner.

Asset Allocation Balancer

         Manufacturers Life of America will also offer Policyowners the ability to have amounts automatically transferred among stipulated accounts to maintain an allocated percentage in each stipulated account.

         Under the Asset Allocation Balancer program the Policyowner will designate an allocation of Policy Value among the Variable Accounts. Every six Policy Months, Manufacturers Life of America will move amounts out of Variable Accounts and into other Variable Accounts as necessary to maintain the Policyowner's chosen allocation. Currently, there is no charge for this program. A change to the policyowner's premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless the Policyowner instructs Manufacturers Life of America otherwise or has a Dollar Cost Averaging request in effect. Manufacturers Life of America reserves the right to institute a charge for this program or to cease to offer the Asset Allocation Balancer Program on 90 days' written notice to the Policyowner.

SURRENDER OR WITHDRAWAL RIGHTS

         At any time prior to the Elected Annuity Date, a Policyowner may fully surrender the Policy for, or make a partial withdrawal in an amount not exceeding, its Policy Value, reduced by any applicable withdrawal or record-keeping charge and any applicable withholding taxes and reduced or augmented by any applicable Market Value Adjustment. (See Description of the Policies - "Policy Charges".) For certain Qualified Policies, exercise of the right to surrender may require the consent of the Policyowner's spouse under regulations promulgated by the Treasury or Labor Department.

         In any Policy Year after the first and before the Elected Annuity Date, up to 10% of the Policy Value as of the most recent Policy Anniversary may be surrendered or withdrawn free of the withdrawal charge. In states where permitted, if the Policyowner is a Charitable Remainder Trust, in any Policy Year after the first and before the Elected Annuity Date, the Policyowner may withdraw, free of the withdrawal charge, the greater of (i) 10% of the Policy Value as of the most recent Policy Anniversary or (ii) Cumulative Net Earnings under the Policy. During the first Policy Year, if the Policyowner is a Charitable Remainder Trust, the Policyowner may withdraw, free of the withdrawal charge, up to 10% of the cumulative Net Purchase Payments as reduced by prior withdrawals. The amount received on withdrawal will be adjusted for any applicable Market Value Adjustment. Amounts surrendered or withdrawn during a Policy Year which exceed the foregoing sums will be subject to a withdrawal charge.

         In the case of a full surrender of a Policy, Manufacturers Life of America will pay the Policy Value reduced by any applicable withdrawal or record-keeping charges and any applicable withholding taxes, and adjusted by any applicable Market Value Adjustment as of the Business Day on which the request for surrender is received at its Service Office, and the Policy will be cancelled. In the case of a partial withdrawal from the Variable Accounts, Manufacturers Life of America will pay the amount requested and cancel that number of units credited to each Variable Account necessary to equal the amount of the partial withdrawal plus any applicable withdrawal charges and withholding taxes. In the case of a partial withdrawal from the Fixed Account or the Guaranteed Interest Account, Manufacturers Life of America will pay the amount requested. The Fixed Account Value and/or the Guaranteed Interest Account Value will be reduced by the amount withdrawn and any applicable withdrawal charges and withholding taxes, and adjusted by any applicable Market Value Adjustment. In any event, should there not be sufficient funds available in the designated account or accounts equal to the Gross Withdrawal Amount, Manufacturers Life of America will notify the Policyowner and await further instruction before effecting any withdrawal. (For a discussion of withholding taxes see Federal Tax Matters - "Tax Treatment of the Policies".)

         For a partial withdrawal, the Policyowner should specify the account(s) from which the withdrawal should be made. If no specification is indicated, the withdrawal will not be made and the Policyowner will be so notified.

         There is no limit on the frequency of partial withdrawals; however, the requested withdrawal must be at least $500. Any request for a partial withdrawal or a full surrender of a Policy must be in writing and delivered to the Manufacturers Life of America Service Office. If the amount to be withdrawn exceeds $10,000, it must be accompanied by a guarantee of the Policyowner's signature by a commercial bank, trust company, member of the National Association of Securities Dealers, Inc., a notary public, or any other individual or association designated by Manufacturers Life of America.

SPECIAL POLICY ACCESS

         In those states where permitted, if the Policyowner should become terminally ill, he or she will be permitted to make one full surrender or partial withdrawal without imposition of withdrawal charges. If partial withdrawal is chosen, the Survivor Benefit Amount and Annuity Value Guarantee, if applicable, will be reduced accordingly. To be eligible, Manufacturers Life of America must receive written evidence acceptable to Manufacturers Life of America, including a written statement from a licensed medical doctor, that the Policyowner is terminally ill and has a life expectancy of one year or less and the consent of any irrevocable beneficiary and any assignee.

         There is currently no charge associated with this feature. However, Manufacturers Life of America reserves the right to impose an administrative charge not to exceed $150 for a partial withdrawal or full surrender pursuant to this provision.

PROVISIONS ON DEATH

         In the discussions that follow, references to the age, death, life expectancy, or marital status of a Policy owner do not apply to a Policyowner who owns a Policy other than individually or jointly with another person, except the Survivor Benefit amount which will apply upon death of the annuitant if the Policyowner is a charitable remainder trust. In addition, references to the death of the original Policyowner include the first to die of two joint Policyowners.

Survivor Benefit Amount

         Upon occurrence of the death of the original Policyowner, Manufacturers Life of America will compare the Policy Value to the Survivor Benefit Amount and, if the Policy Value is lower, Manufacturers Life of America will deposit sufficient funds into the Money-Market Variable Account to make the Policy Value equal the Survivor Benefit Amount. Any funds which Manufacturers Life of America deposits into the Money-Market Variable Account will not be deemed a purchase payment for purposes of calculating withdrawal charges.

         The Survivor Benefit Amount is calculated as follows: (1) when the Policy is issued, the Survivor Benefit Amount is set equal to the initial purchase payment; (2) each time a purchase payment is made, the Survivor Benefit Amount is increased by the amount of the purchase payment; (3) each time a withdrawal is made, the Survivor Benefit Amount is reduced by the same percentage as the Gross Withdrawal Amount bears to the Policy Value; (4) in jurisdictions where it is allowed, on every sixth Policy Anniversary Manufacturers Life of America will set the Survivor Benefit Amount to the greater of its current value or the Policy Value on that Policy Anniversary, provided the original Policyowner is still alive and is not older than age 85.

         Subsequent to the death of the original Policyowner, the Variable Policy Value will continue to reflect the investment performance of the selected Variable Accounts.

Joint Ownership

         If the Policy is owned jointly, the proceeds of the Survivor Benefit Amount will be payable on the first death of a Policyowner. However, if the surviving Policyowner is the spouse of the deceased and elects to continue the Policy, payment of the Survivor Benefit Amount will be deferred. The Survivor Benefit Amount will continue to be calculated as described above if payment is deferred.

         If the surviving Policyowner is not the spouse of the deceased Policyowner, the proceeds of the Survivor Benefit Amount will be payable as set out in the non-spousal ownership provisions of the section entitled Provisions on Death - "Death of the Policyowner".

Death of the Policyowner

         Death Prior To Annuity Commencement Date. If any Policyowner dies before the Elected Annuity Date, all amounts will remain as allocated by that Policyowner until Manufacturers Life of America receives further instructions from the new Policyowner, or the surviving Policyowner if the Policy was owned jointly. The new or surviving Policyowner can make withdrawals, transfer amounts, assign the policy and name a payee, prior to payment of the Policy Value as described below.

         If the new or surviving Policyowner is the spouse, he or she can:

(a)      continue the Policy and may make further purchase payments; or

(b) make a full surrender or partial withdrawal of the Policy Value within 60 days after the death without imposition of a Market Value Adjustment or withdrawal charge except with respect to withdrawal of purchase payments received after the death of the Policyowner; or

(c) elect to receive payment under a guaranteed annuity option. If the payment is made as an annuity, the Policy Value used to provide the annuity will be determined as of the date Manufacturers Life of America receives written notification of the election at its Service Office.

However, if a partial withdrawal or a full surrender of the Policy Value occurs more than 60 days after the death of the Policyowner, the payment will be based on the Policy Value determined as of the date of payment, adjusted for any applicable Market Value Adjustment and withdrawal charge. (See Description of the Policies - "Market Value Adjustment" and "Policy Charges".)

         The Policy will continue under option (a) in the absence of a written notification from the surviving spouse to do otherwise.

         If the new or surviving Policyowner is not the spouse, he or she can:

(a) continue the Policy. If this option is selected, no further purchase payments can be made, and the Policy must be surrendered within 5 years of the death. Applicable Market Value Adjustments and withdrawal charges will be imposed. (See Description of the Policies - "Market Value Adjustment" and "Policy Charges".); or

(b) make a full surrender or partial withdrawal of the Policy Value within 60 days after the death without imposition of a Market Value Adjustment or withdrawal charge; or

(c) elect to receive payment under a guaranteed annuity option. If the payment is made as an annuity, (i) the Policy Value used to provide the annuity will be determined as of the date Manufacturers Life of America receives written notification of the election at its Service Office, (ii) the only Annuity Options available are options 1, 2(b), or 2(c) of the Annuity Options described in Appendix A, (iii) the period selected for payment must not extend beyond the new or surviving Policyowner's life expectancy, and (iv) payments under the Annuity Option selected must begin no later than December 31 of the year following death of the Policyowner.

The Policy will continue under option (a) in the absence of written notification to do otherwise.

         Death After Annuity Commencement Date. If the Policyowner dies after the Annuity Commencement Date, payments will continue under the annuity option selected if the terms of the annuity so provide.

Death of the Annuitant

         Death Prior To Annuity Commencement Date. If the Policyowner is an individual who is not the Annuitant, and the Annuitant dies before the Annuity Commencement Date, the Policy will continue and the Policyowner may continue to make purchase payments. If the Policyowner has appointed a contingent Annuitant, he or she will become the new Annuitant. If no such appointment has been made, the Policy owner must appoint a new Annuitant within 60 days of the death of the original Annuitant; otherwise the Policyowner will be deemed to be the new Annuitant.

         If the Policyowner is not an individual, the Policy is not a Qualified Policy owned by the trustee of a plan described in Section 401 of the Code, and the Annuitant dies before the Annuity Commencement Date, the Policyowner can:

(a) continue the Policy. If this option is selected, no further purchase payments can be made, and the Policy must be surrendered for a lump sum within 5 years of the Annuitant's death. Market Value Adjustments and all applicable charges will continue to be imposed. (See Description of the Policies - "Market Value Adjustment" and "Policy Charges".); or

(b) make a full surrender or partial withdrawal of the Policy Value within 60 days after the Annuitant's death without imposition of a Market Value Adjustment or withdrawal charge.

The Policy will continue under option (a) in the absence of written notification to do otherwise.

         If the Policyowner is not an individual, the Policy is a Qualified Policy owned by a trustee of a plan described in Section 401 of the Code, and the Annuitant dies before the Annuity Commencement Date, the Policyowner can:

(a) continue the Policy. If this option is selected, a new Annuitant must be appointed and no further purchase payments can be made. Market Value Adjustments and all applicable charges will continue to be imposed. (See Description of the Policies - "Market Value Adjustment" and "Policy Charges".); or

(b) make a full surrender or partial withdrawal of the Policy Value within 60 days after the Annuitant's death without imposition of a Market Value Adjustment or withdrawal charge.

The Policy will continue under option (a) in the absence of written notification to do otherwise.

         Death After Annuity Commencement Date. If the Policyowner is an individual who is not the Annuitant and the Annuitant dies after the Elected Annuity Date, payments will continue under the annuity option selected if the terms of the annuity so provide.

COMMENCEMENT OF ANNUITY PAYMENTS

         The Policyowner elects an annuity date in the application (the "Elected Annuity Date"). The Policyowner may change the Elected Annuity Date to any date prior to the end of the Policy Year in which the Annuitant reaches age 85 except in the case of Qualified Policies and Policies where the owner is a Charitable Remainder Trust. If the Policyowner is a Charitable Remainder Trust there is no required annuitization age. Written request for change of the Elected Annuity Date must be received by the Manufacturers Life of America Service Office at least thirty days prior to the new Elected Annuity Date.

         Annuity payments will be made by application of the Policy Value to provide an annuity. Annuity payments will be made on a fixed basis only; the Policy Value will no longer reflect the investment performance of the Variable Accounts, the Fixed Accounts or the Guaranteed Interest Account. The annuity options available are described in Appendix A under "Annuity Options". The date on which the first annuity payment is made is the Annuity Commencement Date.

         There are legal restrictions on the Elected Annuity Date selected for Qualified Policies. In general, the Annuity Commencement Date for Qualified Policies owned by an individual cannot be later than April 1 following the calendar year in which the Policyowner attains age 70 1/2. There are some exceptions to this requirement. If the Policy is owned by the trustee of a trust established pursuant to an employer retirement plan, the Elected Annuity Date is determined by the terms of the trust and plan.

         Annuity payments may be made monthly, quarterly, semi-annually or annually. If application of the Policy Value would result in annuity payments of less than $20 monthly, $60 quarterly, $100 semi-annually or $200 annually, Manufacturers Life of America will pay the Policy Value to the Policyowner in a single sum in lieu of annuity payments.

SUBSTITUTION OF PORTFOLIO SHARES

         Although Manufacturers Life of America believes it to be highly unlikely, it is possible that in the judgment of its management, one or more of the Portfolios may become unsuitable for investment by Separate Account Two because of a change in investment policy or a change in the tax laws, because the shares are no longer available for investment, or for some other reason. In that event, Manufacturers Life of America may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC and one or more state insurance departments may be required.

         Manufacturers Life of America also reserves the right to combine other registered separate accounts with Separate Account Two investing in additional Portfolios of the Manufacturers Investment Trust or another investment company, to establish additional sub-accounts within Separate Account Two, to operate Separate Account Two as a management investment company or other form permitted by law, to transfer assets from Separate Account Two to another registered separate account and from another registered separate account to Separate Account Two, and to deregister Separate Account Two under the 1940 Act. Any such change would be made only if permissible under applicable federal and state law.

POLICY CHARGES

         The various charges and deductions applicable to the Policy and the separate accounts are set forth below.

Withdrawal Charge

         A withdrawal charge (contingent deferred sales charge) may be imposed on partial withdrawals from, and the full surrender of, a Policy. In any Policy Year after the first and before the Elected Annuity Date, up to 10% of the Policy Value as of the most recent Policy Anniversary may be surrendered or withdrawn free of the withdrawal charge. In states where permitted, if the Policyowner is a Charitable Remainder Trust, in any Policy Year after the first and before the Elected Annuity Date, the Policyowner may withdraw, free of the withdrawal charge, the greater of (i) 10% of the Policy Value as of the most recent Policy Anniversary, or (ii) the Cumulative Net Earnings under the Policy. During the first Policy Year, if the Policyowner is a Charitable Remainder Trust, the Policyowner may withdraw, free of the withdrawal charge, up to 10% of the cumulative Net Purchase Payments as reduced by prior withdrawals. The amount received on withdrawal will be adjusted for any applicable Market Value Adjustment. The withdrawal charge is deducted as a percentage of amounts withdrawn in a Policy Year in excess of the foregoing sums minus any applicable record-keeping charge (imposed on Policy Anniversaries and on full surrenders made on other than a Policy Anniversary) and plus or minus any applicable Market Value Adjustment.

         The withdrawal charge is designed to partially compensate Manufacturers Life of America for the cost of selling and distributing the Policies. The cost includes agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

         The withdrawal charge is determined by applying a percentage to the Gross Withdrawal Amount subject to the withdrawal charge. The applicable percentage depends upon when the purchase payments to which the withdrawal or surrender is deemed attributable were made, as indicated in the following schedule:

NUMBER OF COMPLETE POLICY YEARS ELAPSED SINCE
          PURCHASE PAYMENT WAS MADE                   THE WITHDRAWAL CHARGE IS
- ---------------------------------------------         ------------------------
                   0-2.99                                        8%
                      3                                          6%
                      4                                          4%
                      5                                          2%
                  6 or more                                     None

         Where the Gross Withdrawal Amount is deemed attributable to purchase payments made in different Policy Years, different percentages will be applied to the portions of the Gross Withdrawal Amount attributable to such payments.

         For purposes of determining the withdrawal charge applicable to a full surrender or partial withdrawal, any Gross Withdrawal Amount, other than an amount not subject to a withdrawal charge by reason of the free withdrawal provisions described above, will be deemed to be a liquidation of a purchase payment. The oldest previously unliquidated purchase payment will be deemed to have been liquidated first, then the next oldest and so forth. In addition, all purchase payments made during a Policy Year will be deemed to have been made on the first day of that year. Once all purchase payments have been liquidated, additional amounts surrendered or withdrawn will not be subject to a withdrawal charge. Thus, in no event may aggregate withdrawal charges exceed 8% of the total purchase payments made.

         No withdrawal charge will be applied: (1) if the Policy Value is applied to an annuity, (2) when a full surrender or partial withdrawal is made within 60 days of the death of the original Policyowner (except that a withdrawal charge will be applied to a Gross Withdrawal Amount consisting of purchase payments made after the date of death of the original Policyowner), (3) when the Policyowner is not an individual and a full surrender or partial withdrawal is made within 60 days of the death of the Annuitant, or (4) upon a full surrender or the first partial withdrawal made after the Policyowner becomes terminally ill. (See Description of the Policies - "Provisions on Death" and "Special Policy Access".)

         On a full surrender of the Policy, the Gross Withdrawal Amount is the Policy Value. Upon full surrender, the Policyowner will receive the Gross Withdrawal Amount adjusted by any applicable Market Value Adjustment, less applicable withdrawal charges and withholding taxes, and less the record-keeping charge.

         On a partial withdrawal, the Policyowner will receive the amount he or she requests. Manufacturers Life of America will calculate the Gross Withdrawal Amount such that after all applicable withdrawal charges, withholding taxes and Market Value Adjustments have been applied, the Policyowner will receive the amount requested. See Appendix B for examples of the application of withdrawal charges.

         Withdrawal charges on a partial withdrawal will be deducted from the accounts proportionately to the Gross Withdrawal Amount, adjusted by any applicable Market Value Adjustments attributable to the respective accounts. Should there not be sufficient funds available in the designated account or accounts equal to the Gross Withdrawal Amount, Manufacturers Life of America will notify the Policyowner and await further instruction before effecting any withdrawal.

         Manufacturers Life of America does not expect to recover its total sales expenses through the withdrawal charge. To the extent that the withdrawal charge is insufficient to recover sales expenses, Manufacturers Life of America will pay sales expenses from its other assets or surplus. These assets may include proceeds from the mortality and expense risks charges described below.

Record-Keeping Charge

         A record-keeping charge equal to 2% of the Policy Value up to a maximum of $30 will be deducted from Policy Value on the last day of each Policy Year during the Accumulation Period. This charge will also be deducted upon full surrender of a Policy on a date other than the last day of a Policy Year. The charge will be taken before any withdrawal charge is applied and before any applicable Market Value Adjustment. It will be deducted from the Variable Policy Value, the Fixed Account Value and the Guaranteed Interest Account Value in the same proportion that the value in each account bears to the Policy Value.

         The record-keeping charge is paid to Manufacturers Life of America to compensate it for certain costs associated with the Policies and the operations of the separate accounts, including the establishing and maintaining of account and tax records for each Policyowner; communicating with Policyowners by mailing confirmations of transactions, Policy Anniversary statements, annual reports of Manufacturers Investment Trust and annually updated prospectuses for Manufacturers Investment Trust and the Policy and by responding to Policyowner requests to change information contained in his or her records such as names, addresses, allocation percentages, beneficiary or Annuitant designation, participation in the Dollar Cost Averaging or Asset Allocation Balancer programs, certain Fixed Account transactions such as calculations of Market Value Adjustments and transfers solely between Fixed Accounts, and responding to written or oral inquiries by Policyowners regarding the operations of the Policy, the separate accounts or Manufacturers Investment Trust. Although these expenses may rise in the future, Manufacturers Life of America guarantees that it will not increase the amount of the record-keeping charge applicable to outstanding Policies.

Dollar Cost Averaging Charge

         Currently, there is no charge for Dollar Cost Averaging transfers if Policy Value exceeds $15,000, otherwise there is a charge of $5.00 per transfer or series of transfers taking place on the same transfer date. This charge will be deducted from the account from which funds are transferred. If insufficient funds exist to effect a Dollar Cost Averaging transfer, including the charge, if applicable, the transfer will not be effected.

Special Policy Access Charge

         There is currently no charge associated with this feature. However, Manufacturers Life of America reserves the right to impose an administrative charge not to exceed $150 for a partial withdrawal or full surrender pursuant to the provision.

Premium Tax Deduction

         Manufacturers Life of America will deduct any premium or similar state or local tax attributable to a Policy. Currently, such taxes, if any, range up to 3.5% depending on applicable law. Although the deduction can be made from purchase payments or from Policy Value, it is anticipated that premium taxes will be deducted from the Policy Value at the time it is applied to provide an annuity unless required otherwise by applicable law. When deducted at the Annuity Commencement Date, the premium tax deduction will be taken from the Variable Policy Value, the Fixed Account Value and the Guaranteed Interest Account Value in the same proportion that the value in each account bears to the Policy Value.

         Other than the premium taxes above, Manufacturers Life of America makes no charge for federal, state or local taxes that may be attributable to the separate accounts or to the operations of Manufacturers Life of America with respect to the Policies. However, if Manufacturers Life of America incurs any such taxes, it may make a charge therefor, in addition to the foregoing.

Mortality and Expense Risks Charges

         A charge at an annual rate of .45% is made for mortality and expense risks that Manufacturers Life of America assumes. This charge is deducted monthly at .0375% of assets at the beginning of each Policy Month from the Variable Account Value and the Fixed Account Value.

         A charge at an annual rate of .80% is also made for mortality and expense risks that Manufacturers Life of America assumes. This charge is deducted daily from the assets of Separate Account Two.

         The mortality risks assumed are (i) the risk that Annuitants may live for longer periods of time than the periods indicated in the mortality tables on which Manufacturers Life of America calculated the annuity tables in the Policies, (ii) the risk that mortality will cause a Policy to terminate before the assumed Annuity Commencement Date and (iii) the risk that mortality will cause Manufacturers Life of America to incur higher costs than anticipated for the Survivor Benefit Amount. The expense risks assumed are that the expenses of administration of and record-keeping for the Policies will be greater than Manufacturers Life of America estimated. Manufacturers Life of America will realize a gain from these charges to the extent they are not needed to pay expenses under the Policies.

         Although it is difficult to specify precisely the breakdown between expense and mortality risk elements of the mortality and expense risks charge, Manufacturers Life of America estimates that approximately .85% is for mortality risks and .40% for expense risks. A little more than half of the mortality risk element is estimated to be attributable to risks taken in connection with the Survivor Benefit Amount (a death benefit guarantee). As both the daily and monthly charges are imposed in connection with the same risks, each charge could be estimated to be divided into mortality risk and expense risk components at the same ratio as for the overall estimate.

Administration Charge

         A charge at an annual rate of 0.20% of the Variable Account Value is made for the administration of the Policy. This charge is deducted daily by assessing a charge against the assets of Separate Account Two.

         The administration charge is paid to Manufacturers Life of America to compensate it for costs associated with administration of the Policies and the separate accounts including those related to allocation of initial and subsequent purchase payments, processing purchase applications, withdrawals, surrenders, unit value calculations, transfers, calculation of proceeds payable on death, payment of proceeds payable on death, cash management prior to Policy issue, and establishing and maintaining computer system support for those or other administrative functions. Manufacturers Life of America reserves the right to increase the amount of the administration charge applicable to outstanding Policies in the future if costs associated with the Policies and the operations of the separate accounts should rise above current levels.

MARKET VALUE ADJUSTMENT

         A Market Value Adjustment ("MVA") will apply when money is removed from a Fixed Account prior to the Maturity Date for any of the following reasons: full surrender, partial withdrawal, transfer to another account (including another Fixed Account), or to purchase an annuity. However, the MVA will be waived if the amount is removed within the one month period prior to the Maturity Date.

         The MVA will be applied after any transfer or contract charge is deducted, but before the application of any withdrawal charges.

         The MVA reflects the difference between the Guaranteed Rate for the applicable Fixed Account, and the current Guaranteed Rate for the time period equal to the remaining Guarantee Period ("Current Rate"). Generally, if the Guaranteed Rate is higher than the Current Rate, the MVA will be positive. If the Guaranteed Rate is lower than the Current Rate, the MVA will be negative.

         On a full surrender, a positive MVA will increase the amount received by the Policyowner, while a negative MVA will decrease the amount received by the Policyowner.

         On a transfer, the amount of the requested transfer from a Fixed Account will not reflect any adjustment by the MVA. Any such adjustment will be reflected in the amount transferred to the new account(s). A positive MVA will increase the amount transferred into the new account(s), while a negative MVA will decrease the amount so transferred.

         On the Annuity Commencement Date, a positive MVA will increase the amount applied to provide an annuity, while a negative MVA will decrease the amount applied to provide an annuity.

         On a partial withdrawal, a positive MVA will decrease the Gross Withdrawal Amount required to provide the requested amount. A negative MVA will increase the Gross Withdrawal Amount so required.

         The actual MVA is a proportion of the Gross Withdrawal Amount, determined by the following formula:

                               N
                  ((1+G)/(1+C)) - 1

where:

         G -  is the Guaranteed Rate for the money being subjected to the MVA.

         C - is the Guaranteed Rate offered by Manufacturers Life of America for deposits for a time period equal to the number of years remaining in the Guarantee Period, rounded up to the next full year (the "Current Rate"). If at the time of the MVA calculation, Manufacturers Life of America does not offer a Guarantee Period with the required number of years, then the rate C will be found by linear interpolation of the current rates for available Guarantee Periods.

         N - is the number of full months remaining in the Guarantee Period divided by 12.

See Appendix B for examples of MVA calculations.

                         OTHER GENERAL POLICY PROVISIONS

DEFERRAL OF PAYMENTS

         Manufacturers Life of America reserves the right to postpone the transfer or payment of any value or benefit available under a Policy based upon the assets allocated to Separate Account Two for any period during which:

         (1) the New York Stock Exchange ("Exchange") is closed for trading (other than customary weekend and holiday closings) or trading on the Exchange is otherwise restricted; or

         (2) an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or

         (3) the SEC, by order, so permits a delay for the protection of security holders.

         Manufacturers Life of America also reserves the right to delay transfer or payment of assets from the Fixed Accounts or the Guaranteed Interest Account for up to six months and will pay interest at a rate determined by it if there is a delay in payment for more than 30 days. In addition, transfers may be denied under the circumstances previously set forth. (See Description of the Policies - "Provisions on Transfers".)

ANNUAL STATEMENTS

         Within 30 days after each Policy Anniversary, Manufacturers Life of America will send the Policyowner a statement showing:

         (1) the summary of each active account up to the most recent Policy Anniversary including the Policy Value up to the Policy Anniversary date; and

         (2) a description of the transactions affecting each active account during the Policy Year including total units cancelled, amounts deducted from each account for fees, and total units and amounts credited to each account as allocations or interest.

RIGHTS OF OWNERSHIP

         The Policyowner is the person entitled to exercise all rights under a Policy. As such, any Policy rights or privileges may be exercised without the consent of the Annuitant, beneficiary or any other individual, except as provided by the Policyowner.

         Except as discussed below, ownership of the Policy may be changed or the Policy collaterally assigned at any time prior to the Annuity Commencement Date, subject to the rights of any irrevocable beneficiary or other person. Any change of ownership or assignment must be made in writing and will not take effect until received at the Manufacturers Life of America Service Office. Manufacturers Life of America assumes no responsibility for the validity of any assignment.

         In the case of a Qualified Policy, there may be restrictions on the privileges of ownership. Some plans do not permit the exercise of certain of the Policyowner's rights without the written consent of the Policyowner's spouse. Among the rights limited are the right to choose an optional form of payment; to make withdrawals; or to surrender the Policy.

         A Qualified Policy which is not owned by a trustee of a trust which qualifies under section 401(a) of the Code, may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than to Manufacturers Life of America except as may be provided by applicable state or federal law. Ownership of a Qualified Policy which is owned by a trustee of a Qualified Plan may not be transferred to a participant prior to the Annuity Commencement Date. The transfer of a Qualified Policy to a participant prior to the Annuity Commencement Date would jeopardize the plan's qualified status as the Policy does not contain the restrictions on a participant's rights on withdrawal or on and after the Annuity Commencement Date required for plans under the Employee Retirement Income Security Act.

         Change of Annuitant. The Policyowner may change the Annuitant prior to the Annuity Commencement Date. Eligible Annuitants are: (i) the Policyowner,
(ii) Policyowner's spouse, or (iii) the Policyowner's parent(s), brother(s), sister(s), or child(ren).

         If the Policyowner is not an individual, the Annuitant(s) may not be changed except with respect to certain Qualified Plans. In any event, the Annuitant(s) may not be changed after the Annuity Commencement Date.

         Change of Elected Annuity Date. The Elected Annuity Date may be changed from that stated in the application to an earlier or later date. The new date cannot be later than the end of the Policy Year in which the Annuitant reaches age 85. A written request to change the Elected Annuity Date must be received by the Manufacturers Life of America Service Office at least 30 days prior to the new Elected Annuity Date. (See Description of the Policies - "Annuity Value Guarantee").

         Selection of Payee. The Policyowner must select a Payee to receive any payments due under the Policy. If the Payee is the Policyowner, any payments remaining on the Policyowner's death will be paid to the beneficiary. If a Payee other than the Policyowner has been selected, any payments remaining on the Policyowner's death will continue to be made to the Payee until Manufacturers Life of America receives written notice from the beneficiary to change the Payee.

         The Payee for annuity payments should be chosen from the following:

(a)      The Annuitant;

(b) The Annuitant's spouse, parent(s), brother(s), sister(s), child(ren) or

(c)      The Policyowner, if the Policyowner is an individual.

Any other choice of Payee will require the consent of Manufacturers Life of
America:

         Change of Payee. The Policyowner may change the Payee at any time upon 30 days' written notice to Manufacturers Life of America. Such notice must specify the date on which payments to the new Payee should begin. A change in the Payee will not require the Payee's consent.

BENEFICIARY

         Ownership of the Policy will pass to the designated beneficiary on the death of the Policyowner. The beneficiary is the person designated in the application or as subsequently designated. The beneficiary may be changed at any time by written notice to Manufacturers Life of America. Any change will be effective on the date written notice is received at the Manufacturers Life of America Service Office. If no beneficiary survives the Policyowner, ownership will pass to the Policyowner's estate. In the case of Qualified Policies, regulations promulgated by the Departments of Labor and Treasury prescribe certain limitations on the designation of a beneficiary.

MODIFICATION

         A Policy may not be modified by Manufacturers Life of America without the consent of the Policyowner, except where required to conform to any applicable law or regulation or any ruling issued by a government agency.

                               FEDERAL TAX MATTERS

TAXATION OF MANUFACTURERS LIFE OF AMERICA

         Manufacturers Life of America is taxed as a life insurance company under Subchapter L of the Code. Since the operations of Separate Account Two are part of, and are taxed with, the operations of Manufacturers Life of America, Separate Account Two is not separately taxed as a "regulated investment company" under Subchapter M of the Code. Under existing federal income tax laws, investment income and capital gains of Separate Account Two are not taxed to the extent they are applied to increase reserves under the Policies. Since, under the Policies, investment income and realized capital gains of Separate Account Two are automatically applied to increase reserves, Manufacturers Life of America does not anticipate that it will incur any federal income tax liability attributable to Separate Account Two, other than a federal income tax based on premiums received which is currently absorbed by Manufacturers Life of America, and therefore Manufacturers Life of America does not intend to make provision for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in Manufacturers Life of America being taxed on such income or gains, or taxes currently absorbed are increased, then Manufacturers Life of America may impose a charge against Separate Account Two in order to make provision for such taxes.

TAX TREATMENT OF THE POLICIES

         The Policies are designed for use in connection with retirement savings plans that may or may not qualify for special income tax treatment under the provisions of the Code. The following discussion of federal income tax aspects of amounts received under a variable annuity contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. A qualified tax adviser should always be consulted with regard to the application of law to individual circumstances.

         The United States Congress has, in the past, considered legislation that, if enacted, would have taxed the inside build-up in certain annuities. While this proposal was not enacted, Congress remains interested in the taxation of the inside build-up of annuity contracts. Policyholders should consult their tax advisor regarding the status of new, similar provisions before purchasing the Policy.

         Section 72 of the Code governs taxation of annuities in general. Under existing provisions of the Code, except as described below, any increase in the value of a Policy is not taxable to the Policyowner or Annuitant until received, either in the form of annuity payments, as contemplated by the Policy, or in some other form of distribution. However, as a general rule, deferred Policies held by a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The investment income on such Policies is taxed as ordinary income that is received or accrued by the Policyowner during the taxable year.

         In certain circumstances policies will be treated as held by a natural person if the nominal owner is a non-natural person and the beneficial owner is a natural person, but this special exception will not apply in the case of any employer who is the nominal owner of a Policy providing non-qualified deferred compensation for its employees. Exceptions to the general rule (of immediate taxation) for Policies held by a corporation, trust or similar entity may apply with respect to (1) annuities held by an estate of a decedent, (2) Policies issued in connection with qualified retirement plans, or IRAs, (3) certain annuities purchased by employers upon the termination of a qualified retirement plan, (4) certain annuities used in connection with structured settlement agreements, and (5) annuities purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity.

         When annuity payments commence, each payment is taxable under Section 72 of the Code as ordinary income in the year of receipt if the Policyowner has not previously been taxed on any portion of the purchase payments. If any portion of the purchase payments has been included in the taxable income of the Policyowner, this aggregate amount will be considered the "investment in the contract." For fixed annuity payments, there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the annuity; the remainder of each payment is taxable. However, once the total amount of the taxpayer's "investment in the contract" is excluded using this ratio, annuity payments will be fully taxable. If annuity payments cease before the total amount of the taxpayer's "investment in the contract" is recovered, the unrecovered amount will be allowed as a deduction to the Policyowner in his or her last taxable year.

         In the case of a withdrawal, amounts received are taxable as ordinary income to the extent that the Policy Value (determined without regard to any withdrawal charges) before the withdrawal exceeds the "investment in the contract." Amounts loaned under an annuity or amounts received pursuant to an assignment or pledge of an annuity are treated as withdrawals. There are special rules for loans to participants from annuities held in connection with qualified retirement plans or IRA's. With respect to contracts issued after April 22, 1987, if an individual transfers an annuity without adequate consideration to a person other than his or her spouse (or to his or her former spouse incident to divorce), he or she will be taxed on the difference between the value of the annuity minus any withdrawal charges and the "investment in the contract" at the time of transfer. In such case, the transferee's "investment in the contract" will be increased to reflect the increase in the transferor's income.

         In addition, there is a 10% penalty tax on the taxable amount of any payment unless the payment is: (a) received on or after the date that the Policyowner reaches age 59 1/2; (b) attributable to the Policyowner's becoming disabled as defined in the Code; (c) made to a beneficiary on the death of the Policyowner; (d) made to a beneficiary on the death of the primary annuitant if the Policyowner is not a natural person; (e) made as a series of substantially equal periodic payments for the life of the taxpayer (or the joint lives of the taxpayer and beneficiary), subject to certain recapture rules; (f) made under an annuity that is purchased with a single premium whose annuity starting date is no later than a year from purchase of the annuity; (g) attributable to "investment in the contract" before August 14, 1982; or (h) made with respect to certain annuities issued in connection with structured settlement agreements. Special rules may apply to annuities issued in connection with qualified retirement plans.

         For both withdrawals and annuity payments under some types of plans qualifying for special federal income tax treatment ("qualified plans"), there may be no "investment in the contract" and the total amount received may be taxable.

         Where the Policy is owned by an individual, Manufacturers Life of America will withhold and remit to the U.S. Government a part of the taxable portion of each distribution made under a Policy unless the distributee notifies Manufacturers Life of America at or before the time of the distribution that he or she elects not to have any amounts withheld. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. The withholding rate applicable to the taxable portion of nonperiodic payments (including withdrawals prior to the annuity commencement date) is 10%. Where the Policy is not owned by an individual or it is owned in connection with a qualified plan, or when the owner is a non-resident alien, special withholding rules may apply.

         In certain circumstances, owners of variable annuity policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable Policyowner's gross income. The IRS has stated in published rulings that a variable Policyowner will be considered the owner of separate account assets if the Policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular sub-accounts without being treated as owners of the underlying assets."

         The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Policy has many more Portfolios to which Policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Manufacturers Life of America therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the policyowner of a pro rata share of the assets of the Separate Account.

         For purposes of determining a Policyowner's gross income from distributions which are not in the form of an annuity, the Code provides that all deferred annuities issued by the same company to the same Policyowner during any calendar year shall be treated as one annuity. Additional rules may be promulgated under this provision to prevent avoidance of its effect. For further information on current aggregation rules under this and other Code provisions, the Policyowner should consult his or her tax adviser.

PURCHASE OF POLICIES BY QUALIFIED PLANS

         The Policies are available for use with several types of qualified plans. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, no attempt is made to provide more than general information about the use of the Policies with the various types of qualified plans. Policyowners, Annuitants and beneficiaries are cautioned that the rights of any person to any benefits under such qualified plans may be subject to the terms and conditions of the Policy. Following are brief descriptions of the various types of qualified plans in connection with which Manufacturers Life of America will issue a Policy.

         Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Policies for use with IRAs may be subject to special requirements of the Internal Revenue Service. Distributions from these qualified plans are subject to special withholding rules. Consult your plan administrator before taking a distribution which you wish to roll over. A direct rollover from a qualified plan is permitted and is exempt from the special withholding rules. When issued in connection with an IRA, a Policy will be amended as necessary to conform to the requirements of federal laws governing such plans.

         Corporate and Self-Employed (H.R. 10 and Keogh) Pension and Profit Sharing Plans. Section 401(a) of the Code permits corporate employers to establish various types of tax-favored retirement plans for employees. Self-employed individuals may establish plans for themselves and their employees. Such retirement plans may permit the purchase of the Policies in order to provide benefits under the plans. Employers intending to use Policies in connection with such plans should seek competent advice.

PURCHASE OF POLICIES BY CHARITABLE REMAINDER TRUSTS

         The Policies may be purchased by Charitable Remainder Trusts. If a Charitable Remainder Trust is the Policyowner, the character of amounts received by the income beneficiary of the Charitable Remainder Trust depends on the character of the income in the trust. To the extent the trust has any undistributed ordinary income, amounts received by the income beneficiary from the trust are taxed as ordinary income. The Internal Revenue

Service has held in at least one private letter ruling that any increase in the value of a Policy will be treated as income to the trust in the year it accrues regardless whether it is actually received by the trust. However, a private letter ruling cannot be relied on as precedent by anyone other than the taxpayer who requests it.

STATE AND LOCAL GOVERNMENT DEFERRED COMPENSATION PLANS

         Section 457 of the Code permits employees of state and local governments, rural electric cooperatives and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent Policies are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as owner of the Policy has the sole right to the proceeds of the Policy. Those who intend to use Policies in connection with such plans should seek qualified advice as to the tax and legal consequences of such an investment.

           ADDITIONAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA

DESCRIPTION OF BUSINESS

         The Company reports two business segments: Traditional Life Insurance sold in Taiwan and Variable Life Insurance and Annuities sold in the U.S. The Company's reportable segments have been determined based on geography, differences in product features, and distribution; the segments are also consistent with the Company's management structure.

Variable Products

         During the last five years the Company has grown significantly through the successful growth in variable insurance sales. This growth reflects:

         (a) continuing shift in consumer preference as they seek greater control over their investment decision making,

         (b)      more active marketing and sales practices by the Company,

         (c)      increased product lines,

         (d)      expanded offering of investment portfolios.

         The recently launched Survivorship Variable Universal Life (SVUL) product and the Corporate-owned Variable Life (COLI) product launched in 1997, together with an expanded offering of 36 investment portfolios, have been positively received.

         The deposit growth for VUL is consistent with the Company's commitment to develop variable products as core "estate/business planning products".

         The broad range of high-profile external fund managers permits the policyholders to take advantage of an investment approach known as managing to the "Efficient Frontier" in which investors' assets are allocated among a broad mix of investment choices consistent with their risk-tolerance levels. We are confident the combination of both products and investment platform form the foundation of future growth and profitability.

         The Company has de-emphasized the sale of variable annuities and concentrated on the sale of estate planning variable life products which is more consistent with its client and producer base. Variable annuities for Manufacturers Life are currently being marketed through an affiliated company, The Manufacturers Life Insurance Company of North America.

Taiwan

         The Company entered Taiwan in 1992 as a start-up venture to sell traditional insurance products through its Taiwan branch. During 1995 the Company commenced full operations that resulted in significant expenditures on agent recruitment and training. In 1996, Taiwan's operating losses increased as a result of costs associated with recruitment and training. Although management expected losses, the magnitude was not acceptable. In late 1996, a new General Manager was appointed and transferred to Taiwan with the mandate to slow growth and focus more selectively on strategic opportunities. Improvements were seen in 1997 and 1998 with decreases in the net losses reported. The Company continues to anticipate a large potential for this market.

Demutualization

         On January 20, 1998, the Board of Directors of Manufacturers Life announced that it had asked the management of Manufacturers Life to prepare a plan for conversion from a mutual life insurance company to an investor-owned, publicly-traded stock company. Any demutualization plan for Manufacturers Life is subject to the approval of its Board of Directors and policyholders, as well as regulatory approval.

Forward-Looking Information

         Certain information included herein is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning anticipated operating results, financial resources, growth in existing markets and the impact of the year 2000. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein. These risks and uncertainties include changes in general economic conditions, the effect of regulatory, tax and competitive changes in the environment in which the Company operates, fluctuations in interest rates, performance of financial markets and the Company's ability to achieve anticipated levels of earnings.

RESPONSIBILITIES ASSUMED BY MANUFACTURERS LIFE

         Manufacturers Life and Manufacturers USA have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life or Manufacturers USA, on behalf of ManEquity, Inc., will pay the sales commissions in respect of the Policies and certain other policies issued by Manufacturers Life of America, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the Policies and such other policies, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policies and such other policies. ManEquity, Inc. will promptly reimburse Manufacturers Life or Manufacturers USA for all sales commissions paid by Manufacturers Life and will pay Manufacturers Life for its other services under the agreement in such amounts and at such times as agreed to by the parties.

         Manufacturers Life and Manufacturers USA have also entered into a Service Agreement with Manufacturers Life of America pursuant to which Manufacturers Life and Manufacturers USA will provide to Manufacturers Life of America all issue, administrative, general services and record-keeping functions on behalf of Manufacturers Life of America with respect to all of its insurance policies including the Policies. Under this agreement Manufacturers Life of America is obligated to reimburse operating expenses and costs incurred by Manufacturers Life or Manufacturers USA on behalf of Manufacturers Life of America. For 1998, 1997 and 1996, Manufacturers Life of America paid $32,148,384, $30,872,151 and $26,982,466, respectively, to Manufacturers Life and Manufacturers USA pursuant to the agreement.

SELECTED FINANCIAL DATA

                                                                    For the Years Ended December 31,
                                                   ------------------------------------------------------------------
                                                      1998          1997          1996          1995          1994
                                                   ----------    ----------    ----------    ----------    ----------
                                                                             (in thousands)
Under Generally Accepted Accounting Principles:
Total Revenues                                     $   29,866    $   56,226    $   73,532    $   62,174    $   60,322
Net Loss                                                  754         3,636         8,407         6,846         6,726
Total Assets                                        1,363,810     1,166,611     1,062,603       854,814       654,968
Long Term Obligations                                    --          41,500         8,500       167,390       159,019
Capital and Surplus                                   203,197       106,769       116,630       110,520       101,839

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         The following analysis of the consolidated results of operations and financial condition of The Manufacturers Life Insurance Company of America, (hereafter referred to as "ManAmerica" or the "Company") should be read in conjunction with the Consolidated Financial Statements and the related Notes to Consolidated Financial Statements.

Review of Consolidated Operating Results

Financial Summary (In `000's)                                     1998            1997            1996
                                                               -----------     -----------     -----------
Premiums                                                       $     9,290     $     8,607     $    12,898
Consideration paid on reinsurance terminated                       (40,975)           --              --
Fee Income                                                          54,547          38,682          40,434
Net Investment Income                                                6,128           8,275          19,651
Other Revenues                                                       1,082             544             668
Realized Investment Gains (Losses)                                    (206)            118            (119)
                                                               -----------     -----------     -----------

TOTAL REVENUES                                                 $     9,866     $    56,226     $    73,532
                                                               -----------     -----------     -----------

Policyholder Benefits and Claims                               $    16,541     $     6,733     $    14,473
Reduction of reserves on reinsurance terminated                    (40,975)           --              --
Operating Costs and Expenses, including Commissions                 44,237          44,580          45,012
Amortization of Deferred Acquisition Costs                           9,266           4,860          13,240
                                                               -----------     -----------     -----------

Loss Before Income Taxes                                            (1,146)         (4,113)        (12,316)
Income Tax Benefit                                                     392             477           3,909
Net Loss                                                              (754)         (3,636)         (8,407)
                                                               -----------     -----------     -----------

General Account Assets                                             288,579         269,567         394,509
Separate Account Assets                                          1,075,231         897,044         668,094
                                                               -----------     -----------     -----------

TOTAL ASSETS                                                   $ 1,363,810     $ 1,166,611     $ 1,062,603
                                                               -----------     -----------     -----------

General Account Liabilities                                         85,382         162,798     $   277,879
Separate Account Liabilities                                     1,075,231         897,044         668,094
                                                               -----------     -----------     -----------

CAPITAL AND SURPLUS                                            $   203,197     $   106,769     $   116,630
                                                               -----------     -----------     -----------

Net Loss

         The Company reported a consolidated net loss in 1998 of $0.8 million, compared to the 1997 net loss of $3.6 million ($8.4 million net loss in 1996). The main contributors to these losses were as follows:

(In millions)          1998        1997        1996
- -----------------    -------     -------     -------
US Operations        $   1.5     $  (0.8)    $   9.1
Taiwan Operations       (2.3)       (2.8)      (17.5)
- -----------------    -------     -------     -------

NET LOSS             $  (0.8)    $  (3.6)    $ ( 8.4)

         The net income from U.S. operations in 1998 of $1.5 million compared to a net loss in 1997 of $0.8 million was primarily a result of increased fee income earned in 1998 compared to 1997. The higher net loss in 1997 compared to 1996 was directly attributable to new business strain on dramatically increased variable universal life contract sales for which deposits increased 28% over 1996 levels.

         The net loss from Taiwan operations decreased to $2.3 million in 1998 from $2.8 million in 1997 (a $17.5 million net loss in 1996). The lower net loss in 1998 was a result of higher premiums and lower operating costs which were partially offset by higher policyholder benefits due to increased business and lower surrenders. The increased net loss in 1997 compared to 1996 was a result of significant start-up costs incurred in Taiwan, particularly associated with producer recruitment. In 1997, as discussed earlier, improvements were made in the Taiwan branch operations to rationalize the operations, slow the sales growth and related production costs, and to instead focus on strategic growth. Lower sales in 1998 and 1997 compared to 1996 have significantly reduced the level of commissions and expenses incurred.

Premiums

         Premium revenue for 1998 was $9.3 million compared to $8.6 million in 1997 ($12.9 million in 1996). Of the total, premiums related to sales of traditional life insurance contracts in Taiwan in 1998, 1997 and 1996 were $9.2 million, $8.1 million and $12.2 million respectively. The increase in premiums for Taiwan in 1998 compared to 1997 reflects the focused growth strategy adopted in 1997 as discussed previously. The decrease in premiums for Taiwan in 1997 from 1996 reflects this same shift in strategy. In 1998, $0.1 million of premiums were reported for U.S. operations, compared to $0.5 million in 1997 and $0.7 million in 1996. The U.S. premiums relate solely to a block of Corporate-owned life insurance business assumed from ManUSA for which the initial premium assumed of $25.4 million was received in 1994, with very little renewal premium received thereafter. On December 31, 1998, this agreement was terminated and the Company transferred premiums and reserves totaling $41.0 million related to this block of business to ManUSA. This transaction is reported as consideration paid on reinsurance terminated of $41.0 million along with a corresponding reduction of reserves on reinsurance terminated.

         Total general account and separate account deposits not included in premiums above were as follows:

(In 000's)                     1998          1997          1996
- -----------------------      --------      --------      --------
Variable Life Insurance      $207,401      $185,355      $144,438
Variable Annuities              2,640        11,598        36,130
- -----------------------      --------      --------      --------

TOTAL                        $210,041      $196,953      $180,568

         The growth in variable life insurance deposits continued while single premium variable annuity premiums continued to decrease in 1998 and 1997. The deposit growth for variable life is consistent with the Company's commitment to develop variable core "estate/business planning products". Sales of the COLI variable universal life product launched in 1997 continued to grow in 1998. With the merger of Manufacturers Life and North American Life Assurance Company in 1996, the sale of variable annuities in the Company was de-emphasized in October 1997 and all variable annuity sales are made through an affiliated company, The Manufacturers Life Insurance Company of North America.

Fee Income

         Fee income for 1998 was $54.5 million, compared to $38.7 million in 1997 ($40.4 million in 1996). The increase in fee income in 1998 is attributable to: i) higher cost of insurance charges resulting from a larger inforce block of business in 1998 compared to 1997 and 1996; ii) increased mortality and expense risk charges earned as a percentage of the value of invested assets in the separate account portfolios which have grown significantly in 1998 and 1997 compared to 1996 due to continued strong investment performance, and; iii) higher surrender charges earned due mainly to a larger inforce block of business. Cost of insurance charges for 1998, 1997 and 1996 were $28.3 million, $21.3 million and $19.3 million, respectively; mortality and expense risk charges earned on separate account assets for 1998, 1997 and 1996 were $8.5 million, $7.0 million and $5.2 million, respectively, and; surrender charges for 1998, 1997 and 1996 were $5.1 million, $3.2 million and $3.0 million, respectively. The variable universal life and annuity business accounted for 81% of the fee income earned by the Company in 1998 compared to 82% in 1997 and 85% in 1996. The remainder of the fee income is primarily derived through asset-based distribution fees which have increased to $7.6 million in 1998 compared to $5.1 million in 1997 ($1.6 million in 1996).

Net Investment Income

         Net investment income was $6.1 million in 1998 compared to $8.3 million in 1997 ($19.7 million in 1996). Included in the 1997 investment income is approximately $2.5 million of interest earned on the Manufacturers Life Mortgage Securities Corporation ("MLMSC") bonds which were repaid on March 1, 1997. The decrease in net investment income from 1996 to 1997 is due to the maturity of the MLMSC bonds in March 1997 on which interest of approximately $13.2 million was reported in 1996.

Policyholder Benefits and Claims

         Policyholder benefits increased to $16.5 million in 1998, compared to $6.7 million in 1997 ($14.5 million in 1996). The increase in 1998 is primarily a result of increased reserves for the Taiwan business due to new business and a much slower run-off of reserves as lower surrenders were experienced compared to 1997.

Operating Costs and Expenses, Including Commissions

         Operating costs and expenses, including commissions, were $85.5 million for 1998 compared to $77.9 million for 1997 before deferral of acquisition expenses ($81.0 million for 1996). Net of deferred acquisition costs, these costs were $44.2 million for 1998 compared to $44.6 million for 1997 ($45.0 million for 1996). The increase in expenses before deferral of acquisition expenses in 1998 is primarily attributable to higher variable expenses resulting from increased sales of variable insurance products compared to 1997. A greater portion of these expenses have been deferred in 1998 compared to 1997 as they relate to the acquisition of new business.

Amortization of Deferred Acquisition Costs

         The DAC amortization expense was $9.3 million for 1998 compared to $4.9 million for 1997 ($13.2 million for 1996). In 1997, there was significant DAC unlocking due to assumption changes in the DAC model and re-pricing of the Company's variable products. This was partially offset by amounts written-off relating to DAC in the Taiwan operations due to high reported lapses in 1997.

Review of Consolidated Financial Condition

         The Company had total consolidated assets of $1,364 million at December 31, 1998, an increase of $197 million or 16.9% from 1997. This change is principally a result of separate account asset growth of $178 million due to strong investment performance of the underlying investment funds, continued consumer preference for participation in the stock market through separate accounts, and the additional product offerings and investment options introduced in 1998.

Investments

         The following table outlines, by type of investment, the carrying value of the general account investment portfolio of the Company:

Investment Type  (In 000's)        1998          1997
                                 --------      --------
Fixed maturities                 $ 49,254      $ 67,893
Equities                           20,524        19,460
Policy Loans                       19,320        14,673
Short-Term Investments                459         2,130
                                 --------      --------

TOTAL INVESTMENTS                $ 89,557      $104,156
                                 --------      --------

         General account investments decreased by $14.6 million or 14% from 1997. This change is due to a decrease in fixed maturities of $18.6 million, an increase in policy loans of $4.6 million and a decrease in short-term investments of $1.7 million. The Company manages its investment portfolio to provide liquidity to meet new business strain on increased variable life insurance sales.

Fixed Maturities

         The Company's fixed maturity bond portfolio of $49.3 million represents 55% of investments at the end of 1998, compared to 65% at the end of 1997.

         As at December 31, 1998, 91% of the bond portfolio was rated "A" or higher, and 100% was rated investment grade, "BBB" or higher. The corresponding percentages at the end of 1997 were 97.5% and 100%.

Fixed maturities by Investment Grade (In 000's)             1998                      1997
                                                     -------------------       -------------------
AAA                                                  $29,927        60.8%      $52,496        77.3%
AA                                                       544         1.1%          516         1.0%
A                                                     14,459        29.3%       13,167        19.3%
BBB                                                    4,324         8.8%        1,714         2.5%
                                                     -------      ------       -------      ------

TOTAL FIXED MATURITIES                               $49,254       100.0%      $67,893       100.0%
                                                     -------      ------       -------      ------

Equity Securities

         The Company's equity portfolio of $20.5 million represents 23% of investments at the end of 1998, compared to 19% at the end of 1997. The equities consist entirely of investments in the portfolios of the MIT.

Policy Loans

         Policy loans represented 22% of investments at December 31, 1998, compared to 12% in 1997. Most individual life insurance policies provide the individual policyholder with the right to obtain a policy loan from the Company. Such loans are made in accordance with the terms of the respective policies, are carried at the unpaid balance, and are fully secured by the cash surrender value of the policies on which the respective loans are made.

Impaired Assets

         Allowances for losses on investments are established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality to the extent that there is no longer assurance of timely realization of the carrying value of assets and related investment income. The carrying value of an impaired asset is reduced to the net realizable value of the asset at the time of recognition of impairment.

         The Company had no provisions for impairments as at December 31, 1998 and 1997.

Deferred Acquisition Costs (DAC)

         DAC increased from $130.4 million at the end of 1997 to $163.5 million as at the end of 1998. This increase is due mainly to deferrable acquisition costs associated with the sale of the COLI product introduced in 1997.

Policyholder Liabilities

         The following table shows the distribution of Policyholder Liabilities and Separate Account Liabilities by line of business at December 31:

Policyholder Liabilities (In 000's)             1998            1997
                                             ----------      ----------
Life Insurance:
   Taiwan                                    $   18,383      $    3,291
   Reinsurance                                     --            40,975
   Variable Life                                 42,447          40,211
                                             ----------      ----------

TOTAL                                        $   60,830      $   94,477
                                             ----------      ----------

Separate Account Liabilities (In 000's)            1998            1997
                                             ----------      ----------

Variable Life Insurance                      $  811,959      $  603,732
Variable Annuities                              263,272         293,312
                                             ----------      ----------

TOTAL                                        $1,075,231      $  897,044
                                             ----------      ----------

         Separate account liabilities are $1,075 million, an increase of 20% over 1997. This reflects the growing popularity of variable products in the marketplace and the increase in existing fund values due to the increase in the stock market in 1998 and sales of the COLI product.

         The decrease in reinsurance reserves reflects the transfer of reserves to ManUSA resulting from the termination of the reinsurance agreement between the two companies discussed previously.

         Taiwan reserves increased in 1998 due to increased business and lower lapses and surrenders.

Liquidity and Capital Requirements

         The general account liabilities consist of traditional insurance whose liquidity requirements do not fluctuate significantly from one year to the next. The majority of the Company's cash flows arise from policyholder transactions related to the separate accounts, and, as such, the assets and liabilities of these products are exactly matched.

         The Company maintains a prudent amount invested in cash and short term investments. At the end of 1998, this amounted to $24 million or 21% of total investments, including cash and cash equivalents, compared to $22 million in 1997 or 17.7%. In addition, the Company's liquidity is managed by maintaining an easily marketable portfolio of fixed maturities. Because of the excess of expense over income, which arises from the cost of new policy issues, the continued success in generating sales will not only result in losses in the results from operations, but will create a cash flow strain as well. The Company's consolidated statements of cash flows indicate this in that operating activities used cash of $69.3 million and $24.7 million in 1998 and 1997, respectively, compared to $20.5 million in 1996. Included in the 1998 total for cash used in operating activities is the consideration paid of $41.0 million on the termination of the reinsurance agreement with ManUSA. As a result, the Company looks to its parent, ManUSA, for the necessary capital to support its operations. In 1996, a $15 million contribution of capital was made to the Company by ManUSA to provide further liquidity. In 1998, the surplus debenture for $8.5 million issued to the Company from ManUSA in 1995 was discharged and recorded as a capital contribution. Also in 1998, the promissory note in the amount of $33 million issued by the Company to ManUSA in 1997 was discharged and the amount of $34.3 million ($33 million plus interest of $1.3 million) was recorded as a capital contribution. In addition, in 1998, a further $51.7 million contribution of capital was made to the Company by ManUSA to offset the payment of $41.0 million made by the Company to ManUSA on the termination of the reinsurance agreement between the two companies discussed previously. The Company and Manulife Financial have entered into an agreement whereby Manulife Financial provides a claims paying guarantee to the Company's U.S. policyholders. This claims paying guarantee does not apply to the Company's separate account contract holders.

         The Company has no material commitments for capital expenditures.

Capital Requirements and Solvency Protection

         In order to enhance the regulation of insurer solvency, the NAIC enforces minimum Risk Based Capital (RBC) requirements. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The RBC model law required that life insurance companies report on a formula-based RBC standard which is calculated by applying factors to various assets, premium and reserve items. The formula takes into account risk characteristics of the life insurer, including asset risk, insurance risk, interest risk and business risk. If an insurer's ratio falls below certain thresholds, regulators will be authorized, and in some circumstance required, to take regulatory action.

         The Company's policy is to maintain capital and surplus balances well in excess of the minimums required under government regulations in all jurisdictions in which the Company does business.

Risk Management Practices and Procedures

         Risk management is a fundamental component in the Company's financial strength and stability, and is essential to its continuing success. The Company is committed to comprehensive risk management policies and procedures which measure and control risk in all of its business activities and allow for periodic reviews by internal and external auditors and regulators.

         The key risks faced by the Company and how they are managed is explained in the following sections.

Interest Rate Risk

         Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. The Company manages its interest rate risk through an asset/liability management program. The Company has established a target portfolio mix which takes into account the risk attributes of the liabilities supported by the assets, expectations of market performance, and a generally conservative investment philosophy. Preservation of capital and maintenance of income flows are key objectives of this program.

         Based upon the Company's investment strategy and its asset-liability management process, management estimates that a 100 basis point immediate, parallel increase in interest rates for the entire year of 1999 would decrease the fair value of its fixed maturity securities by approximately $2.6 million. The Company's liabilities are comprised primarily of separate account liabilities for which contract holders bear the risk of fluctuations in interest rates.

Equity Risk

         The Company earns asset based fees based on the asset levels invested in the separate accounts. As a result, the Company is subject to equity risk and the effect changes in equity market levels will have on the amounts invested in the separate accounts. The Company estimates that the effect of a 10% decline in equity fair values in force at December 31, 1998 would adversely affect the Company's asset based fees by $2.0 million if applicable over the entire year of 1999.

Currency Risk

         The Company's policy of matching assets with related liabilities by currency limits its exposure to foreign currency movements to a minimal level. The currency exposure on surplus is proportional to the underlying liabilities, thus insulating the Company's "surplus to liability" ratios from changes in foreign currency exchange rates.

         As a result of the Company's foreign currency policy, the impact of the current foreign exchange crisis in Asia on the Company's earnings was minimal although the Company recognizes that the economic value of the Taiwan branch was affected by the economic and currency developments in these markets.

Credit Risk

         Credit risk is the risk that a party to a financial instrument will fail to fully honor its financial obligations to the Company. Senior management within the Investments operations establishes policies and procedures for the management of credit risk which limits concentration by issuer, connections, rating sector and geographic region. Limits are placed on all personnel in terms of ability to commit the Company to credit instruments. Credit and commitment exposures are monitored using a rigorous reporting process and are subject to a formal quarterly review.

Claims Risk

         The Company is always subject to the risk of change in the life expectancy of the population. Claims trends are therefore monitored on an ongoing basis. The Company uses both its own and industry experience to develop estimates of future claims.

         The management of ongoing claims risk for an insurer includes establishing appropriate criteria to determine the insurability of applicants as well as managing the exposure to large dollar claims. Underwriting standards have been established to manage the insurability of applicants. Management performs periodic reviews to ensure compliance with standards.

         Exposure to large claims is managed by establishing policy retention limits. Policies in excess of the limits are reinsured with MRC. Underwriting standards and policy retention limits are reviewed on a periodic basis.

Pricing Risk

         The process of pricing products includes the estimation of many factors including future investment yields, mortality and morbidity experience, expenses, rates of policy surrender, and taxes. Pricing risk is the risk that actual experience in the future will not develop as estimated in pricing. Some products are designed such that adjustments to premiums or benefits can be made for experience variations, while for other products no such changes are possible.

         The Company manages pricing risks by setting standards and guidelines for pricing. These standards and guidelines cover pricing methods and assumption setting, profit margin objectives, required scenario analysis, and documentation. They also address the areas of pricing software, approved pricing personnel, and pricing approvals. These standards and guidelines ensure that an appropriate level of risk is borne by the Company and that an appropriate return is provided to the policyholders.

Business Risk

         Business risk comprises operating risk as well as other risks. Operating risk is the exposure to inadequate internal controls, including inadequate control of risk management. Other risks include legal, political, competitive and environmental risks. Business risks expose the Company to potential loss of earnings.

         The Company manages operating risks by establishing appropriate internal control policies and procedures. The Company centrally manages business risk using risk identification and compliance monitoring processes. Diversification of businesses is an integral part of the Company's business risk management strategy.

         A controllership function has been established in each operation and is responsible for day-to-day management of operating risk including compliance with Company control policies.

         The Company has coordinated its operational compliance departments under the supervision of its corporate legal function. This structure ensures compliance with all legal and regulatory requirements in all jurisdictions in which the Company does business. All customer-related communications, product brochures and selling tools, and procedures for compliance therewith, are subject to review by the compliance function. Compliance is monitored on an ongoing basis.

Impact of Year 2000

         The Company makes extensive use of information systems in the operations of its various businesses, including for the exchange of financial data and other information with customers, suppliers and other counterparties. The Company also uses software and information systems provided by third parties in its accounting, business and investment systems.

         The Year 2000 risk, as it is commonly known, is the result of computer programs being written using two digits, rather than four, to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in systems failures or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send premium billing notices, make claims payments or engage in other normal business activities.

         The systems used by the Company have been assessed as part of a comprehensive written plan conducted by The Manufacturers Life Insurance Company (collectively with its subsidiaries "Manulife Financial"), to ensure that computer systems and processes of Manulife Financial and its affiliates, including the Company, will continue to perform through the end of this century and in the next. In 1996, in order to make Manulife Financial's systems Year 2000 compliant, a program was instituted to modify or replace both Manulife Financial's information technology systems ("IT systems") and embedded technology systems ("Non-IT systems"). The phases of this program include (i) an inventory and assessment of all systems to determine which are critical, (ii) planning and designing the required modifications and replacements, (iii) making these modifications and replacements, (iv) testing modified or replaced systems,
(v) redeploying modified or replaced systems and (vi) final management review and certification. For most IT and non-IT systems identified as critical, certification has been completed for the Company. Of those systems classified as critical, management believes that over 99% were Year 2000 compliant at the end of 1998. Management continues to focus attention on the remaining 1% of critical systems. Those that affect the Company are expected to be compliant by the end of the second quarter in 1999. Management believes that the Company's non-critical systems will be Year 2000 compliant by the end of the first quarter 1999.

         In addition to efforts directed at Manulife Financial's own systems, Manulife Financial is presently consulting vendors, customers, and other third parties with which it deals in an effort to ensure that no material aspect of Manulife Financial's operations will be hindered by Year 2000 problems of these third parties. This process includes providing third parties with questionnaires regarding the state of their Year 2000 readiness and, where possible or where appropriate, conducting further due diligence activities. Manulife Financial recognizes the importance of preparing for the change to the Year 2000 and, in January 1999, commenced preparation of contingency plans, in the event that Manulife Financial's Year 2000 program has not fully resolved its Year 2000 issues. The Year 2000 Project Management Office for Manulife Financial's U.S. Division is coordinating the preparation of the Year 2000 contingency plan on behalf of U.S. Division affiliates and subsidiaries. Contingency planning is targeted for completion by mid-1999.

         Management currently believes that, with modifications to existing software and conversions to new software, the Year 2000 risk will not pose significant operational problems for Manulife Financial's computer systems. As part of the Year 2000 program, critical systems were "time-shift" tested in the Year 2000 and beyond to confirm that they will continue to function properly before, during and after the change to the Year 2000. However, there can be no assurance that Manulife Financial's Year 2000 program, including consulting third parties and its contingency planning, will avoid any material adverse effect on Manulife Financial's operations, customer relations or financial condition. Manulife Financial estimates the total cost of its Year 2000 program will be approximately $59 million, of which $49.5 million has been incurred through December 31, 1998; however, there can be no assurance that the actual cost incurred will not be materially higher than such estimate. Most costs will be expensed as incurred; however, those costs attributed to the purchase of new software and hardware will generally be capitalized. The total cost of the Year 2000 program is not expected to have a material effect on Manulife Financial's net operating income.

EXECUTIVE OFFICERS AND DIRECTORS

         The directors and executive officers of the Company, together with their principal occupations during the past five years, are as follows:

                               POSITION WITH MANUFACTURERS LIFE
NAME (AGE)                     OF AMERICA                          PRINCIPAL OCCUPATION
- --------------------------     --------------------------------    ---------------------------------------------------
Sandra M. Cotter (36)          Director (since December 1992)      Attorney, Dykema, Gossett, PLLC, 1989 to present.

James D. Gallagher (44)        Director (since May 1996),          Vice President, Secretary and General Counsel,
                               Secretary and General Counsel       The Manufacturers Life Insurance Company (USA),
                                                                   January 1997 to present; Secretary and General
                                                                   Counsel, Manufacturers Adviser Corporation, January
                                                                   1997 to present; Vice President, Legal Services -
                                                                   U.S. Operations, The Manufacturers Life Insurance
                                                                   Company, January 1996 to present; Vice President,
                                                                   Secretary and General Counsel, The Manufacturers Life
                                                                   Insurance Company of North America, 1994 to present;
                                                                   Vice President and Associate General Counsel, The
                                                                   Prudential Insurance Company of America, 1991 to
                                                                   1994.

Donald A. Guloien (41)         Director (since August 1990) and    Executive Vice President, Business Development,
                               President                           The Manufacturers Life Insurance Company, January

                                                                   1999 to present; Senior Vice President, Business
                                                                   Development, The Manufacturers Life Insurance
                                                                   Company, 1994 to December 1998; Vice President, U.S.
                                                                   Individual Business, The Manufacturers Life Insurance
                                                                   Company, 1990 to 1994.

Theodore Kilkuskie (43)        Director (since May 1996)           Senior Vice President, U.S. Annuities, The
                                                                   Manufacturers Life Insurance Company, January
                                                                   1999 to present; President, The Manufacturers
                                                                   Life Insurance Company of North America, January
                                                                   1999 to present; Senior Vice President, U.S.
                                                                   Individual Insurance, The Manufacturers Life
                                                                   Insurance to December 1998; Vice President, U.S.
                                                                   Individual Insurance, The Manufacturers Life
                                                                   Insurance Company, June 1995 to February 1998;
                                                                   Executive Vice President, Mutual Fund Sales &
                                                                   Marketing, State Street Research & Management,
                                                                   March 1994 to June 1995.

James O'Malley (52)            Director (since November 1998)      Senior Vice President, U.S. Pensions, The
                                                                   Manufacturers Life Insurance Company, January
                                                                   1999 to present; Vice President, Systems New
                                                                   Business Pensions, The Manufacturers Life
                                                                   Insurance Company, 1984 to December 1998.

Joseph J. Pietroski (60)       Director (since July 1992)          Senior Vice President, General Counsel and
                                                                   Corporate Secretary, The Manufacturers Life
                                                                   Insurance Company, 1988 to present.

                               POSITION WITH MANUFACTURERS LIFE
NAME (AGE)                     OF AMERICA                          PRINCIPAL OCCUPATION
- ---------------------------    --------------------------------    ---------------------------------------------------
John D. Richardson (61)        Chairman and Director (since        Senior Executive Vice President, The
                               January 1995)                       Manufacturers Life Insurance Company, January
                                                                   1999 to present; Executive Vice President, U.S.
                                                                   Operations, The Manufacturers Life Insurance Company,
                                                                   November 1997 to December 1998; Senior Vice President
                                                                   and General Manager, U.S. Operations, The
                                                                   Manufacturers Life Insurance Company, January 1995 to
                                                                   October 1997; Senior Vice President and General
                                                                   Manager, Canadian Operations, The Manufacturers Life
                                                                   Insurance Company, June 1992 to December 1994.

Victor Apps (51)               Vice President, Asia                Executive Vice President, Asia Operations, The
                                                                   Manufacturers Life Insurance Company, November
                                                                   1997 to present; Senior Vice President and
                                                                   General Manager, Greater China Division, The
                                                                   Manufacturers Life Insurance Company, 1995 to
                                                                   1997; Vice President and General Manager, Greater
                                                                   China Division, The Manufacturers Life Insurance
                                                                   Company, 1993 to 1995; International Vice
                                                                   President, Asia Pacific Division, The
                                                                   Manufacturers Life Insurance Company,  1988 to
                                                                   1993.

Felix Chee (52)                Vice President, Investments         Executive Vice President, The Manufacturers Life
                                                                   Insurance Company, November 1997 to present;
                                                                   Chief Investment Officer, The Manufacturers Life
                                                                   Insurance Company, June 1997 to present; Senior
                                                                   Vice President and Treasurer, The Manufacturers
                                                                   Life Insurance Company, August 1994 to May 1997;
                                                                   Vice President and Treasurer, The Manufacturers
                                                                   Life Insurance Company, October 1993 to July 1994.

Robert A. Cook (44)            Vice President, Marketing           Senior Vice President, US Individual Insurance,
                                                                   The Manufacturers Life Insurance Company, January
                                                                   1999 to present; Vice President, Product
                                                                   Management, The Manufacturers Life Insurance
                                                                   Company, 1996 to December 1998; Sales and
                                                                   Marketing Director, U.K. Division, The
                                                                   Manufacturers Life Insurance Company, 1994
                                                                   to-1995.

Hugh McHaffie (40)             Vice President                      Vice President, Product Development, US
                                                                   Annuities, The Manufacturers Life Insurance
                                                                   Company, January 1996 to present; Vice President,
                                                                   US Annuities, The Manufacturers Life Insurance
                                                                   Company of North America, September 1996 to
                                                                   present, Vice President, Product Actuary, The
                                                                   Manufacturers Life Insurance Company of North
                                                                   America, August 1994 to September 1996; Product
                                                                   Development Executive, The Manufacturers Life
                                                                   Insurance Company of North America, August 1990
                                                                   to August 1994.

                               POSITION WITH MANUFACTURERS LIFE
NAME (AGE)                     OF AMERICA                          PRINCIPAL OCCUPATION
- ---------------------------    --------------------------------    ---------------------------------------------------
Douglas H. Myers (44)          Vice President, Finance and         President, ManEquity, Inc., April 1994 to
                               Compliance, Controller              present; Assistant Vice President and Controller,
                                                                   U.S. Operations, The Manufacturers  Life
                                                                   Insurance Company, 1988 to present.

John G. Vrysen (43)            Vice President and Appointed        Chief Financial Officer and Treasurer,
                               Actuary                             Manulife-Wood  Logan Holding Co., Inc., January
                                                                   1996 to present; Vice President and Chief Financial
                                                                   Officer, U.S. Operations, The Manufacturers Life
                                                                   Insurance Company, January 1996 to present; Vice
                                                                   President and Chief Actuary, The Manufacturers Life
                                                                   Insurance Company of New York, March 1992 to present;
                                                                   Vice President and Chief Actuary, The Manufacturers
                                                                   Life Insurance Company of North America, January 1986
                                                                   to present.

Jean Wong (35)                 Vice President and Treasurer        Vice President, Product Management, US Insurance,
                                                                   The Manufacturers Life Insurance Company, March
                                                                   1999 to present; Vice President and Chief
                                                                   Accountant, US Division, The Manufacturers Life
                                                                   Insurance Company, May 1998 to February 1999;
                                                                   Chief Accountant, US Division, The Manufacturers
                                                                   Life Insurance Company, July 1996 to May 1998;
                                                                   Director, Finance and Administration, Star Data
                                                                   Systems Inc., December 1995 to July 1996; Vice
                                                                   President and Chief Financial Officer, Primerica
                                                                   Financial Services, June 1993 to December 1995.

EXECUTIVE COMPENSATION

         The Company's executive officers may also serve as officers of one or more affiliates of Manufacturers Life (sometimes referred to herein as "Manulife Financial"). Allocations have been made as to such officers' time devoted to duties as executive officers of the Company. The following table shows the allocated compensation paid or awarded to or earned by the Company's Chief Executive Officer for services provided to the Company. No other executive officer had allocated cash compensation in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                       Securities
                                                                       Restricted      Underlying
Name and Principal                                  Other Annual          Stock         Options/       LTIP          All Other
Position              Year     Salary    Bonus(1)   Compensation(2)      Awards           SARs        Payouts      Compensation(3)
- ------------------   ------    ------    ------     -------------      ----------      ----------     -------      -------------
Don A. Guloien,       1998     $8,875    $4,800        $1,100             N/A             N/A          $1,303         $   12
President

1        Bonus for 1997 performance paid in 1998.

2 Does not include group health insurance since the plans are the same for all salaried employees.

3 Other Compensation includes the value of term life insurance premiums paid by Manulife Financial for the benefit of the executive officer.

         The Management Resources and Compensation Committee (the "Committee") of the Board of Directors is comprised of six external directors. The Committee's principal mandate is to approve the appointment, succession and remuneration of Manulife Financial's Executive Vice Presidents and Senior Vice Presidents, including the Named Executive Officers. For the President and Chief Executive Officer of Manulife Financial, the Committee makes compensation recommendations that are then approved by the entire Board. The Committee also approves the compensation programs for all other officers as well as the annual review of the Annual Incentive Plan awards and Long-Term Incentive Plan grants for all officers of Manulife Financial and it's subsidiaries.

         In addition to the annual reviews, the Committee approves any major changes to all policies which are designed to attract, retain, develop and motivate employees and all pension plans of Manulife Financial and its subsidiaries.

         Manulife Financial's executive compensation policies are designed to recognize and reward individual performance as well as provide a total compensation package which is competitive with the median of Manulife Financial's comparator group, which is comprised of Schedule I banks and major life insurance companies. Further, Manulife Financial ensures that its compensation levels are competitive within local markets outside of Canada.

         Manulife Financial's executive compensation program is comprised of three key components; base salary, annual incentives and long-term incentives. Officers of the Company participate in the following Manulife Financial compensation programs.

Salary

         The Committee approves the salary ranges and salary increase levels for all of Manulife Financial's Executive and Senior Vice Presidents individually, and all Vice Presidents as a group, based on competitive industry data for all markets in which Manulife Financial operates. Salary increases for Manulife Financial's officers have been consistent with the salary increase programs approved for all employees.

         In establishing Manulife Financial's competitive position and developing annual salary increase programs, Manulife Financial uses several annual surveys as prepared by independent compensation consulting firms with reference to publicly disclosed information.

Annual Incentive Plan

         Manulife Financial's Annual Incentive Plan ("AIP") provides executive officers of Manulife Financial with the opportunity to earn incentive bonuses based on the achievement of pre-established corporate and divisional earnings objectives and divisional and individual performance objectives.

         The Committee and management periodically review the design of the incentive plan to ensure that it:

(i)      is competitive with Manulife Financial's comparator groups;

(ii)     supports, and aligns, with Manulife Financial's strategic objectives;
         and

(iii)    recognizes and rewards individual contributions and value creation.

In conducting these reviews, Manulife Financial obtains advice from independent, external consultants.

         The AIP uses earnings and performance measures to determine awards with predetermined thresholds for each component as approved by the Committee annually. Incentive awards are established for each participant based on organizational level. Incentive award levels range from 12% to 60% of base salary assuming achievement of targeted performance objectives. When corporate and divisional performance objectives are significantly exceeded, a participant can receive incentive awards ranging from 30% to 150% of base salary. If corporate and divisional performance objectives are below targeted performance, the incentive awards are adjusted downward according to plan guidelines. The Named Executive Officers participate in the AIP on the same basis as all other officers.

Long Term Incentive Plan

- --------------------------------------------------------------------------------------------------------------------
                                                                         Estimated Future Payouts Under
                                                                    Non-Securities-Price-Based Plans (US $)(3)
- --------------------------------------------------------------------------------------------------------------------
                                           Performance or
                                          Other Period Until
                   Securities Units or       Maturation or        Threshold           Target           Maximum
   Name            Other Rights (#)(1)        Payout(2)            ($ or #)         ($ or #)(4)         ($ or #)
- --------------------------------------------------------------------------------------------------------------------
Don Guloien                 672              Jan. 1, 2002            N/A              $4,588             N/A
- --------------------------------------------------------------------------------------------------------------------

Notes:

1 Each grant has two components: Cash Appreciation Rights and Retirement Appreciation Rights.

2 The appreciation in the value of Cash Appreciation Rights are redeemed four years following the grant date. Retirement Appreciation Rights are only redeemed upon retirement or cessation of employment with Manulife.

3        Canadian dollars converted to US dollars using a book rate of 1.50.

4 The target is calculated assuming Cash Appreciation Rights are exercised in the fourth year. At that time 50% of the target is redeemed in cash and the balance continues to appreciate until redeemed upon retirement or cessation of employment.

         Manulife Financial's Board of Directors approved the implementation of a Long-Term Incentive Plan ("LTIP") effective April 1, 1994. All employees at the Vice President level and above are eligible to participate in the LTIP.

         The purpose of the LTIP is to encourage executive officers to act in the long-term interests of Manulife Financial and to provide an opportunity to share in value creation as measured by changes in Manulife Financial's statutory surplus. The LTIP is an appreciation rights plan which requires that a substantial portion of any accumulated gain remain invested with Manulife Financial during the participant's career with Manulife Financial.

         The Committee reviews the LTIP on an annual basis having regard to Manulife Financial's performance, targeted growth and competitive position. The Committee approves grants on a prospective basis considering management's recommendations for participation, size and terms of grant.

         Grants of appreciation rights are generally made to participants in the LTIP each year. The number of appreciation rights granted to participants is determined based on the net present value of the potential payout represented by the appreciation rights, assuming that Manulife Financial's surplus grows at a targeted rate. Appreciation rights are granted such that this net present value represents between 20% and 115% of the participant's salary level on the date of grant.

Perquisites

         In addition to cash compensation, all officers are entitled to a standard benefit package including medical, dental, basic and dependent life insurance, long and short-term disability coverage and defined contribution or defined benefit plan.

         US domiciled officers at the Vice President levels and above are provided with an automobile and parking benefit, cellular telephone and computer. The automobile benefit covers insurance and maintenance. There are no other benefit packages which currently enhance overall compensation by more than 10%.

         Canadian domiciled officers at the Vice President levels and above are eligible to receive the Executive Flexible Spending Account. The objective of the program is to assist and encourage the executive officers to represent the interests and high standards of Manulife Financial, both from a business and a personal perspective.

The program's flexibility allows use of the allowance for benefit choices from a comprehensive list of options, including: car, mortgage subsidy and club memberships.


US Retirement Plans


         With the integration of the Manulife Financial and North American Life operations, a review of the retirement programs for the employees in the United States was conducted in 1998. As a result of this review, effective July 1, 1998, (i) the two defined benefit pension plans (The Manulife Financial United States Salaried Employees Pension Plan and the North American Life Staff Pension Fund 1948 for United States Members) were merged and converted to a Cash Balance Plan, entitled "The Manulife Financial U.S. Cash Balance Plan"; (ii) the Supplemental Pension Plan for United States Salaried Employees of Manufacturers Life Insurance Company was converted into a Cash Balance Supplemental Plan, entitled "The Manulife Financial U.S. Supplemental Cash Balance Plan"; and,
(iii) the two 401(k) plans (The Manulife Financial 401(k) Savings Plan and the North American Security Life 401(k) Savings Plans) were merged and restated into The Manulife Financial U.S. 401(k) Savings Plan.

         The executives of Manufacturers Life of America are eligible to participate in the three restated retirement plans as sponsored by The Manufacturer's Life Insurance Company (U.S.A.).

The Manulife Financial Cash Balance Plan

         To implement the conversion to the Cash Balance Plan, participants in the two former defined benefit plans were provided with opening account balances equal to the value of their accrued benefit under their respective prior plan participation as at June 30, 1998, using interest rate assumption equal to the Pension Benefit Guaranty Corporation (PBGC) rate for 1998.

         Under this plan, which is a defined benefit plan, a separate account is established for each participant. The account receives company contribution credits based on vesting service and earnings as outlined in the table below. The account earns semi-annual interest credits based on the yield of one-year Treasury bills plus half a percentage point, subject to a minimum interest credit of 5.25%. The yearly maximum amount of eligible pay allowed under the qualified plan is $160,000 for 1998. Employees are vested after 3 years of vesting service. Normal retirement age is 65. Pension benefits are provided to those who terminate after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. Early benefits are actuarially equivalent to the normal retirement benefits but are subsidized for participants who were age 45 and 5 or more years of vesting service on July 1, 1998 and who terminate employment after attaining age 50 and completing 10 years of service. For these grandfathered participants, the prior early retirement factors under the Manulife Financial Plan apply. The normal form of payment under the Cash Balance Plan is a life annuity, with various optional forms available, including a lump sum equal to the cash balance account.

                          COMPANY CONTRIBUTION CREDITS

YEARS OF VESTING SERVICE                             PERCENTAGE OF ELIGIBLE PAY
- ------------------------                             --------------------------
       Less than 6                                                4%
   6, but less than 11                                            5%
  11, but less than 16                                            7%
  16, but less than 21                                            9%
       21 or more                                                11%

Projected Cash Balance Plan pension benefits at age 65 payable as an annual life annuity.

- --------------------------------------------------------------------------------
                                           Years of Service
- --------------------------------------------------------------------------------
Renumeration ($)        15           20          25          30         35
- --------------------------------------------------------------------------------
                         $           $           $           $          $
- --------------------------------------------------------------------------------
    $150,000          16,960      30,178       49,664      76,018     111,659
- --------------------------------------------------------------------------------
     175,000          18,090      32,190       52,975      81,086     119,103
- --------------------------------------------------------------------------------
     200,000          18,090      32,190       52,975      81,086     119,103
- --------------------------------------------------------------------------------
     225,000          18,090      32,190       52,975      81,086     119,103
- --------------------------------------------------------------------------------
     250,000          18,090      32,190       52,975      81,086     119,103
- --------------------------------------------------------------------------------
     300,000          18,090      32,190       52,975      81,086     119,103
- --------------------------------------------------------------------------------
     400,000          18,090      32,190       52,975      81,086     119,103
- --------------------------------------------------------------------------------
     500,000          18,090      32,190       52,975      81,086     119,103
- --------------------------------------------------------------------------------

The Manulife Financial U.S. Supplemental Cash Balance Plan

         In addition to their pension plan benefits, executives are eligible for benefits under The Manulife Financial U.S. Supplemental Cash Balance Plan. This is a non-contributory, non-qualified plan, the purpose of which is to provide the executives with the same level of retirement benefits they would have been entitled to but for the limitations prescribed for qualified plans under the Internal Revenue Code. Opening account balances were established using the same method as The Manulife Financial U.S. Cash Balance Plan. During the period of an executive's active participation in the plan, annual company contributions are made with respect to the portion of the executives earnings which is in excess of $160,000 for 1998 as outlined below with interest credited under this plan at the same rate as provided under the Cash Balance Plan. In addition, a one time contribution may be made for a participant if it is determined at the time of their termination of employment, that the participant's pension benefit under the Cash Balance Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that they would have been entitled to under the Cash Balance Plan's benefit formula but for the limitations, in Internal Revenue Code Sections 401(a) (17) and 415. Benefits are provided to those who terminate after three years. The default form of payment under the plan is a lump sum, although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan.

Complete Years of Cash Balance
Service Credits as of December         Percentage of Eligible Pay up         Percentage of Eligible Pay
             31st                               to $200,000                         over $200,000
- ------------------------------         -----------------------------         --------------------------
         Less than 6                                   4%                                4%
     6, but less than 11                               5%                                5%
     11, but less than 16                              7%                                5%
     16, but less than 21                              9%                                5%
          21 or more                                  11%                                5%

Projected Supplemental pension benefits at age 65 payable as an annual life annuity.

- --------------------------------------------------------------------------------
                                          Years of Service
- --------------------------------------------------------------------------------
Renumeration ($)       15           20            25          30           35
- --------------------------------------------------------------------------------
                       $             $            $            $            $
- --------------------------------------------------------------------------------
    $150,000             0             0            0            0            0
- --------------------------------------------------------------------------------
     175,000         1,696         3,018        4,966        7,602       11,166
- --------------------------------------------------------------------------------
     200,000         4,523         8,048       13,244       20,271       29,776
- --------------------------------------------------------------------------------
     225,000         7,081        12,178       19,501       29,404       42,797
- --------------------------------------------------------------------------------
     250,000         9,639        16,309       25,757       38,536       55,818
- --------------------------------------------------------------------------------
     300,000        14,756        24,570       38,271       56,801       81,861
- --------------------------------------------------------------------------------
     400,000        24,990        41,092       63,298       93,330      133,946
- --------------------------------------------------------------------------------
     500,000        35,224        57,615       88,325      129,859      186,031
- --------------------------------------------------------------------------------

Projected Cash Balance and Supplemental pension benefits at age 65 payable as an annual annuity.

- --------------------------------------------------------------------------------
                                          Years of Service
- --------------------------------------------------------------------------------
Renumeration ($)       15          20           25           30            35
- --------------------------------------------------------------------------------
                       $            $           $             $             $
- --------------------------------------------------------------------------------
    $150,000        16,960       30,178        49,664       76,018      111,659
- --------------------------------------------------------------------------------
     175,000        19,786       35,208        57,941       88,688      130,269
- --------------------------------------------------------------------------------
     200,000        22,613       40,238        66,219      101,357      148,879
- --------------------------------------------------------------------------------
     225,000        25,171       44,368        72,476      110,490      161,900
- --------------------------------------------------------------------------------
     250,000        27,729       48,499        78,732      119,622      174,921
- --------------------------------------------------------------------------------
     300,000        32,846       56,760        91,246      137,887      200,964
- --------------------------------------------------------------------------------
     400,000        43,080       73,282       116,273      174,416      253,049
- --------------------------------------------------------------------------------
     500,000        53,314       89,805       141,300      210,945      305,134
- --------------------------------------------------------------------------------

The Manulife Financial U.S. 401(k) Savings Plan

         In addition to the above plans a 401(k) Savings Plan is also offered. The plan allows employees of the Company to contribute on a pre-tax basis 1% to 15% of their earnings up to the yearly limit of $160,000 for 1998. The yearly maximum an employee can contribute is $10,000 for 1998. The company matches 50% of the first 6% of contributions. Employees become 100% vested in the employer matching contributions as outlined in the vesting schedule below. Additionally they become 100% vested if they retire on or after age 65, become disabled or die.

 Years of Vesting Service                                   Vested Percentage
- --------------------------                                  -----------------
    Less than 2 years                                               0%
 2 years but less than 3                                           50%
 3 years and thereafter                                           100%

Canadian Retirement Plans

         Executive officers domiciled in Canada, and certain executive officers formerly domiciled in Canada, are eligible to participate in Manulife Financial's Canadian Staff Pension Plan and to receive supplemental pension benefits under Manulife Financial's supplemental retirement income program. Under these plans, income is payable for the life of the executive officer, with a guarantee of a minimum of 120 monthly payments. If the executive officer is married, the income is actuarially adjusted to a joint and survivor pension which pays a set amount during the life of the executive officer. Upon the death of the executive officer, this amount is reduced by one-third and is payable for the life of the spouse (provided that in no event is this amount reduced prior to 60 months from the date of retirement).

         Pensionable earnings for this purpose are calculated as the highest average of the base earnings and bonuses earned over any 36 consecutive months. The pension benefit is determined by years of service multiplied by the sum of 1.3% of pensionable earnings up to the average of the last three years maximum pensionable earnings ("YMPE") plus 2.0% of the excess of pensionable earnings over the average YMPE, without regard to the maximum pension limit for registered pension plans imposed by Revenue Canada.

         Employees hired after the age of 40 who become executive officers at the vice president level and above within one year of hire may also receive additional service credits equal to their actual period of service, to a maximum of 10 years.

         The following table sets forth the aggregate standard annual benefits payable to executive officers under Manulife Financial's Canadian Staff Pension Plan and supplemental retirement income program.

- --------------------------------------------------------------------------------
                                          Years of Service
- --------------------------------------------------------------------------------
Remuneration ($)       15           20          25          30            35
- --------------------------------------------------------------------------------
                        $           $           $           $              $
- --------------------------------------------------------------------------------
       125,000         34,978      46,637      58,296      69,955        81,615
- --------------------------------------------------------------------------------
       150,000         42,478      56,637      70,796      84,955        99,115
- --------------------------------------------------------------------------------
       175,000         49,978      66,637      83,296      99,955       116,615
- --------------------------------------------------------------------------------
       200,000         57,478      76,637      95,796     114,955       134,115
- --------------------------------------------------------------------------------
       225,000         64,978      86,637     108,296     129,955       151,615
- --------------------------------------------------------------------------------
       250,000         72,478      96,637     120,796     144,955       169,115
- --------------------------------------------------------------------------------
       300,000         87,478     116,637     145,796     174,955       204,115
- --------------------------------------------------------------------------------
       400,000        117,478     156,637     195,796     234,955       274,115
- --------------------------------------------------------------------------------
       450,000        132,478     176,637     220,796     264,955       309,115
- --------------------------------------------------------------------------------
       500,000        147,478     196,637     245,796     294,955       344,115
- --------------------------------------------------------------------------------
       600,000        177,478     236,637     295,796     354,955       414,115
- --------------------------------------------------------------------------------
       700,000        207,478     276,637     345,796     414,955       484,115
- --------------------------------------------------------------------------------
       800,000        237,478     316,637     395,796     474,955       554,115
- --------------------------------------------------------------------------------
       900,000        267,478     356,637     445,796     534,955       624,115
- --------------------------------------------------------------------------------
     1,000,000        297,478     396,637     495,796     594,955       694,115
- --------------------------------------------------------------------------------

Mr. Guloien had 17.8 years of credited service as at December 31, 1998.

LEGAL PROCEEDINGS

         There are no pending legal proceedings affecting Separate Account Two or Manufacturers Life of America.

STATE REGULATIONS

         The Company is subject to the laws of the state of Michigan governing insurance companies and to the regulation of the Michigan Insurance Department. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which the Company operates. Regulation by each insurance department includes periodic examination to determine the Company's contract liabilities and reserves so that each insurance department may verify that these items are correct. Regulation by supervisory agencies includes licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulation of the type and amounts of investments permitted. The Company's books and accounts are subject to review by each insurance department and other supervisory agencies at all times, and the Company files annual statements with these agencies. A full examination of the Company's operations is conducted periodically by the Michigan Insurance Department. Under Michigan holding company laws and other laws and regulations, intercompany transactions, and transfers of assets may be subject to prior notification or approval depending upon the size of such transfers and payments in relation to the financial positions of the companies.

         Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments on the Company under these laws cannot be reasonably estimated. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

         Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Federal legislation that removed barriers preventing banks from engaging in the insurance business or that changed the Federal income tax treatment of insurance companies, insurance company products, or employee benefit plans could significantly affect the insurance business.

                                  OTHER MATTERS

SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS

         Where permitted by state insurance laws, Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchase Policies covering a group on individuals on a group basis. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

         Charges and deductions described above (see Description of the Policies
- -"Policy Charges") may be reduced for Policies issued in connection with group or sponsored arrangements. Such arrangements may also include sales without withdrawal charges and certain other charges to employees, officers, directors, agent, immediate family members of the foregoing and employees of agents of Manufacturers Life and its subsidiaries. Manufacturers Life of America will reduce the charges and deductions in accordance with its rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size of the group, expected number of participants and anticipated premium payments from the group. Generally, the sales contacts and effort, administrative costs and mortality risks and expense risks costs per Policy vary based on such factors as the size of the group or sponsored arrangements, the purposes for which Policies are purchased and certain characteristics of its members.

         The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative, mortality and expense risks costs resulting from sales to qualifying groups and sponsored arrangements.

         Manufacturers Life of America may modify from time to time on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policyowners and all other owners of the Policies.

SALE OF THE POLICIES

         ManEquity, Inc., an indirect wholly-owned subsidiary of Manufacturers Life, will act as the principal underwriter of, and continuously offer, the Policies pursuant to a Distribution Agreement with Manufacturers Life of America. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Policies will be sold by registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized by state insurance departments to do so.

         For the years ended December 31, 1996, December 31, 1997 and December 31, 1998, ManEquity, Inc. received $3,045,326, $570,520 and $107,763, respectively, as compensation for sales of other variable annuity policies issued by Separate Account Two by its registered representatives. Of these amounts, $2,957,985, $537,752 and $101,873, respectively, were remitted to Manufacturers Life to reimburse it for commissions paid to such registered representatives. The total of all compensation received by ManEquity, Inc. for sales of variable products, including products issued by Separate Account Two, for the year ended December 31, 1998 was $5,890.

         Agents will receive commissions on purchase payments not to exceed 4% thereof and, each year beginning with the seventh Policy Anniversary, 0.50% of the Policy Value at the respective Policy Anniversary. Under certain circumstances agents may be eligible for a bonus payment of not exceeding 1% of purchase payments. In addition, agents who meet certain productivity and persistency standards will be eligible for additional compensation.

VOTING RIGHTS

         As stated above, all of the assets held in the Variable Accounts will be invested in shares of a particular Portfolio of Manufacturers Investment Trust. Manufacturers Life of America is the legal owner of those shares and as such has the right to vote upon certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, Manufacturers Life of America will vote shares held in the Variable Accounts in accordance with instructions received from Policyowners having an interest in such Accounts. Shares held in each Variable Account for which no timely instructions from Policyowners are received, including shares not attributable to Policies, will be voted by Manufacturers Life of America in the same proportion as those shares in that Variable Account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit Manufacturers Life of America to vote shares held in the Variable Accounts in its own right, it may elect to do so.

         The number of shares in each Variable Account for which instructions may be given by a Policyowner is determined by dividing the portion of that Policy's Variable Policy Value derived from participation in that Variable Account, if any, by the value of one share of the corresponding Trust. The number will be determined as of a date chosen by Manufacturers Life of America, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

FURTHER INFORMATION

         A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in the prospectus. The prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. upon payment of the prescribed fee.

         For further information you may also contact Manufacturers Life of America's Service Office, the address and telephone number of which are on the first page of this prospectus.

INDEPENDENT AUDITORS

         The consolidated financial statements of The Manufacturers Life Insurance Company of America and Separate Account Two of The Manufacturers Life Insurance Company of America at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in auditing and accounting.

PERFORMANCE AND OTHER COMPARATIVE INFORMATION

         From time to time, in advertisements or in reports to Policyowners, Manufacturers Life of America may quote various independent quotation services for the purpose of comparing Manufacturers Life of America's Policies' performance and other rankings with other companies' variable annuity policies and for the purpose of comparing any of the Portfolios of Manufacturers Investment Trust with other mutual funds with similar investment objectives. Performance rankings are not to be considered indicative of the future performance of the Portfolios. The quotation services which are currently followed by Manufacturers Life of America include Lipper Analytical Services, Inc.("Lipper"), Morningstar, Inc., Variable Annuity Research and Data Service, and Money Magazine; however, other nationally recognized rating services may be quoted in the future. The performance of certain indices may also be quoted in advertisements or in reports to Policyowners. These indices include Standard & Poor's 500 Index, National Association of Real Estate A11 REIT's Index, Salomon Brothers (broad corporate index), Dow Jones Industrial Average, Donoghue Prime Money Fund Index, 3 month Treasury Bills, the National Association of Securities Dealers Automated Quotation System, the Financial Times Actuaries World Index, and the following Lipper Indices: Money-Market Funds, Corporate Bond Funds, Balanced Funds, Growth Funds, Small-Company Growth Funds, Real Estate Funds, International Funds and Pacific Region Funds. These comparisons may include graphs, charts, tables or examples.

ADVERTISING PERFORMANCE OF VARIABLE ACCOUNTS

         Manufactures Life of America may publish advertisements or distribute sales literature that contain performance data relating to the sub-accounts of Separate Account Two. Each of the sub-accounts may in its advertising and sales materials quote total return figures. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Non-standardized total return figures may be quoted assuming both (i) redemption at the end of the time period and (ii) not assuming redemption at the end of the time period. Standardized figures include total return figures from: (i) the inception date of the sub-account of the Separate Account Two which invests in the portfolio or (ii) ten years, whichever period is shorter. Non-standardized figures include total return numbers from: (i) inception date of the portfolio or (i) ten years, whichever period is shorter. Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods and, where less than ten years, the inception date of the subaccount, in the case of standardized returns, and the inception date of the portfolio, in the case of non-standardized returns. Where the period since inception is less than one year the total return quoted will be the aggregate return for the period. Non-standardized figures may also include total return numbers for one and three year periods where applicable. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated.

         In calculating standardized return figures, mortality and expense risk fees are reflected in changes in unit values. The annual administration charge is estimated by dividing the total administration charges collected during a given year by the average total assets attributable to the Policies during that year (including amounts allocated to both Separate Account Two and the Guaranteed Interest Account), multiplying that percentage by the average of the beginning and ending values of the hypothetical investment and subtracting the result from the year end account value. Standardized total return figures will be quoted assuming redemption at the end of the period. Non-standardized total return figures reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns. Non-standardized total return figures not reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns except that the calculations assume no redemption at the end of the period. The Company believes such non-standardized figures not reflecting redemptions at the end of the time period are useful to contract owners who wish to assess the performance of an ongoing contract of the size that is meaningful to the individual contract owner.

         For total return figures quoted for periods prior to the commencement of the offering of this contract, May 4, 1994, standardized performance data will be the historical performance of the Manufacturers Investment Trust portfolio from the date the applicable sub-account of the Separate Account Two first became available for investment under other contracts offered by Manufacturers Life of America; adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Manufacturers Investment Trust portfolio from the inception date of the portfolio, adjusted to reflect current contract charges.

                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES

Total returns if surrendered for the period ending December 31, 1998 were as follows:

                                                                                      AVERAGE ANNUAL TOTAL
                                     AVERAGE ANNUAL TOTAL    AVERAGE ANNUAL TOTAL    RETURN SINCE INCEPTION
    MANUFACTURERS INVESTMENT TRUST          RETURN                  RETURN              OF SUB-ACCOUNT OR
              PORTFOLIOS                   ONE YEAR              FIVE YEARS#        TEN YEARS, WHICH EVER IS
                                                                                            SHORTER#
- --------------------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets**            -13.58%                     n/a                    -9.91%*
Emerging Small Company                     -9.33%                     n/a                     2.77% *
International Stock                         4.14%                     n/a                     2.61%*
Quantitative Equity**                      14.51%                  16.46%                    15.02%+
Real Estate Securities**                  -24.31%                   5.93%                    10.90%+
Balanced                                    3.53%                    n/a                      9.97%**
Investment Quality Bond                    -1.48%                   4.89%                     4.32%+
Money Market                               -4.76%                    n/a                     -0.26%*

* Average Annual Return since Inception of Sub-Account (October 4, 1994 for the Pacific Rim Emerging Markets Trust; and January 1, 1997 for the Emerging Small Company Trust, Balanced Trust, Money Market Trust and International Stock Trust).

** On December 31, 1996 Manulife Series Fund, Inc. merged with Manufacturers Investment Trust (formerly, NASL Series Trust). Performance presented for these sub-accounts is based upon the performance of the respective predecessor Manulife Series Fund portfolios for periods to December 31, 1996.

# Policies have only been offered since May 4, 1994. Performance data for earlier periods are hypothetical figures based on the performance of the Sub-Account in which policy assets may be invested.

+        10 year average annual total return.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)

Total returns if surrendered are as follows:

    MANUFACTURERS INVESTMENT TRUST       AVERAGE ANNUAL        AVERAGE ANNUAL      AVERAGE ANNUAL TOTAL
              PORTFOLIOS                  TOTAL RETURN          TOTAL RETURN        RETURN TEN YEARS OR
                                            ONE YEAR            FIVE YEARS#           SINCE INCEPTION
- -----------------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets**              -13.58%                 n/a                   -9.91%*
Emerging Small Company                       -9.33%                 n/a                    2.77%*
International Stock                           4.14%                 n/a                    2.61%*
Quantitative Equity**                        14.51%                 16.46%                15.02%+
Real Estate Securities**                    -24.31%                  5.93%                10.90%+
Balanced                                      3.53%                 n/a                    9.97%**
Investment Quality Bond                     - 1.48%                  4.87%                 4.32%+
Money Market                                 -4.76%                  2.62%                 3.70%*

* Average Annual Return since Inception (June 18, 1985 for the Money Market Trust; October 4, 1994 for the Pacific Rim Emerging Markets Trust; and December 31, 1996 for the Emerging Small Company, Balanced and International Stock Trust).

** On December 31, 1996 Manulife Series Fund, Inc. merged with Manufacturers Investment Trust (formerly, NASL Series Trust). Performance presented for these sub-accounts is based upon the performance of the respective predecessor Manulife Series Fund portfolios for periods to December 31, 1996.

# Policies have only been offered since May 4, 1994. Performance data for earlier periods are hypothetical figures based on the performance of the Portfolio in which policy assets may be invested.

+        10 year average annual total return.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)

Total returns if not surrendered are as follows:

    MANUFACTURERS INVESTMENT TRUST        AVERAGE ANNUAL          AVERAGE ANNUAL       AVERAGE ANNUAL TOTAL
              PORTFOLIOS                   TOTAL RETURN            TOTAL RETURN         RETURN TEN YEARS OR
                                             ONE YEAR              FIVE YEARS#            SINCE INCEPTION
- ---------------------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets**                -6.07%                   n/a                    -8.73%*
Emerging Small Company                        -1.45%                   n/a                     7.16%
International Stock                           13.20%                   n/a                     6.99%*
Quantitative Equity**                         24.47%                   17.32%                 15.02%+
Real Estate Securities**                     -17.73%                    6.71%                 10.90%+
Balanced                                      12.53%                   n/a                    14.67%+
Investment Quality Bond                        7.09%                    5.27%                  4.32%+
Money Market                                   3.52%                    3.37%                  3.70%*

* Average Annual Return since Inception (June 18, 1985 for the Money Market Trust; October 4, 1994 for the Pacific Rim Emerging Markets Trust; and December 31, 1996 for the Emerging Small Company, Balanced and International Stock Trust).

** On December 31, 1996 Manulife Series Fund, Inc. merged with Manufacturers Investment Trust (formerly, NASL Series Trust). Performance presented for these sub-accounts is based upon the performance of the respective predecessor Manulife Series Fund portfolios for periods to December 31, 1996.

# Policies have only been offered since May 4, 1994. Performance data for earlier periods are hypothetical figures based on the performance of the Portfolio in which policy assets may be invested.

+        10 year average annual total return.

                     NON-STANDARDIZED AGGREGATE TOTAL RETURN
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD

Aggregate total returns if surrendered as of the end of each year since inception are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
             Emerging      Balanced      Investment     Quantitative     Real Estate       Money      International    Pacific Rim
              Small                       Quality        Equity***      Securities***      Market         Stock         Emerging
             Company                       Bond                                                                          Markets***
-----------------------------------------------------------------------------------------------------------------------------------
  1998       -9.33%         3.53%          -1.48%           14.51%        -24.31%          -4.76%          4.14%          -13.58%
-----------------------------------------------------------------------------------------------------------------------------------
  1997         n/a           n/a           -0.55%           17.67%          7.30%          -4.73%           n/a           -40.34%
-----------------------------------------------------------------------------------------------------------------------------------
  1996         n/a           n/a           -7.06%            6.86%         22.08%          -4.81%           n/a            -0.50%
-----------------------------------------------------------------------------------------------------------------------------------
  1995         n/a           n/a            8.28%           19.27%          5.39%          -3.88%           n/a             1.78%
-----------------------------------------------------------------------------------------------------------------------------------
  1994         n/a           n/a          -13.60%          -13.19%        -11.90%          -5.64%           n/a           -13.50%
-----------------------------------------------------------------------------------------------------------------------------------
  1993         n/a           n/a           -0.31%            3.67%         12.75%          -6.78%           n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------
  1992         n/a           n/a           -2.86%            3.53%         11.46%          -6.12%           n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------
  1991         n/a           n/a            5.18%           20.20%         30.95%          -3.79%           n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------
  1990         n/a           n/a          -21.35%          -13.08%        -13.50%          -1.77%           n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------
  1989         n/a           n/a           -2.95%           20.68%         -0.42%          -0.96%           n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------
  1988         n/a           n/a           -2.96%            0.20%          2.03%          -2.74%           n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------
  1987         n/a           n/a          -15.63%          -22.58%        -16.61%          -3.38%           n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------
  1986         n/a           n/a            2.62%           n/a             n/a            -3.76%           n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------
  1985         n/a           n/a            n/a             n/a             n/a            -5.17%           n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------
  1984         n/a           n/a            n/a             n/a             n/a             n/a             n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------

*** On December 31, 1996 Manulife Series Fund, Inc. merged with Manufacturers Investment Trust (formerly, NASL Series Trust). Performance presented for these sub-accounts is based upon the performance of the respective predecessor Manulife Series Fund portfolios for periods to December 31, 1996.

                     NON-STANDARDIZED AGGREGATE TOTAL RETURN
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)

Aggregate total returns as of the end of each year since inception, if not surrendered are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
            Emerging      Balanced      Investment     Quantitative     Real Estate       Money       International   Pacific Rim
            Small                       Quality        Equity***        Securities***     Market      Stock           Emerging
            Company                     Bond                                                                          Markets***
-----------------------------------------------------------------------------------------------------------------------------------
1998          -1.45%        12.53%          7.09%           24.47%         -17.73%          3.52%        13.20%            -6.07%
-----------------------------------------------------------------------------------------------------------------------------------
1997           n/a           n/a            8.10%           27.90%          16.64%          3.56%         n/a             -35.16%
-----------------------------------------------------------------------------------------------------------------------------------
1996           n/a           n/a            1.02%           16.15%          32.69%          3.46%         n/a               8.15%
-----------------------------------------------------------------------------------------------------------------------------------
1995           n/a           n/a           17.70%           27.27%          13.99%          4.12%         n/a               9.60%
-----------------------------------------------------------------------------------------------------------------------------------
1994           n/a           n/a           -6.09%           -5.64%          -4.24%          2.36%         n/a              -1.90%
-----------------------------------------------------------------------------------------------------------------------------------
1993           n/a           n/a            8.36%           11.67%          20.75%          1.22%         n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
1992           n/a           n/a            5.58%            4.47%          19.46%          1.88%         n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
1991           n/a           n/a           14.33%           28.20%          38.95%          4.21%         n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
1990           n/a           n/a          -14.51%           -5.52%          -5.98%          6.23%         n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
1989           n/a           n/a            5.49%           28.68%           7.58%          7.04%         n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
1988           n/a           n/a            5.48%            8.20%          10.03%          5.26%         n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
1987           n/a           n/a           -8.29%          -15.85%          -9.35%          4.62%         n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
1986           n/a           n/a           11.55%           n/a              n/a            4.24%         n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
1985           n/a           n/a            n/a             n/a              n/a            2.03%         n/a             n/a
-----------------------------------------------------------------------------------------------------------------------------------
1984           n/a           n/a            n/a             n/a              n/a             n/a          n/a             n/a
------------------------------------- ---------------------------------------------------------------------------------------------

*** On December 31, 1996 Manulife Series Fund, Inc. merged with Manufacturers Investment Trust (formerly, NASL Series Trust). Performance presented for these sub-accounts is based upon the performance of the respective predecessor Manulife Series Fund portfolios for periods to December 31, 1996.

         All of the above performance data are based on the actual historical performance of the Portfolios or sub-accounts for specified periods, and the figures are not intended to indicate future performance.

EXCHANGE OFFER

Exchange Offer in all States Except New Hampshire, New York and the Territory of Guam


         In all states except New Hampshire, New York and the territory of Guam, the contracts described in this Prospectus ("Lifestyle Contracts") may be exchanged for Venture Combination Fixed and Variable Annuity contracts issued by The Manufacturers Life Insurance Company of North America ("New Contracts"), an affiliate of the Company.


         The Company will permit an owner of an outstanding Lifestyle Contract to exchange the Lifestyle Contract for a New Contract without the imposition of a withdrawal charge at the time of exchange except a possible market value adjustment as described below. For purposes of computing the applicable withdrawal charge upon any withdrawals made subsequent to the exchange, the New Contract will be deemed to have been issued on the date the Lifestyle Contract was issued, and any purchase payment credited to the Lifestyle Contract will be deemed to have been credited to the New Contract on the date it was credited under the Lifestyle Contract. The death benefit under the New Contract on the date of its issue will be the contract value under the Lifestyle Contract on the date of exchange, and will "step up" annually thereafter as described in paragraph "5." below.


         Lifestyle Contract owners interested in a possible exchange should carefully review both the Venture Annuity Contract prospectus and the remainder of this Prospectus before deciding to make an exchange.



         AN EXCHANGE MAY NOT BE IN THE BEST INTERESTS OF AN OWNER OF A LIFESTYLE CONTRACT. Further, under Lifestyle Contracts, a market value adjustment may apply to any amounts transferred from a fixed investment account in connection with an exchange. (Reference should be made to the discussion of the market value adjustment under "Market Value Adjustment" in this prospectus.) The Company believes that an exchange as described above will not be a taxable event for Federal tax purposes; however, any owner considering an exchange should consult a tax adviser. The Company reserves the right to terminate this exchange offer or to vary its terms at any time.


         THE PRINCIPAL DIFFERENCES BETWEEN THE LIFESTYLE CONTRACTS AND THE NEW CONTRACTS ARE AS FOLLOWS:

         1. Separate Account and Fixed Account Expenses; Contract Owner Transaction Expenses

         The New Contract and the Lifestyle Contract have different separate account and fixed account annual expenses as well as different contract owner transaction expenses as noted in the chart below:

New Contract Separate Account Annual Expenses
(as a percentage of average account value)

Separate Account Annual Expenses

Mortality and expense risk fees.............      1.25%
Administration fee - asset based............      0.15%
                                                  -----
Total Separate Account Annual Expenses......      1.40%

New Contract Owner Transaction Expenses

Annual Administration Fee...................      $30*
Dollar Cost Averaging Charge................      none

* The $30 annual administration fee will not be assessed prior to the maturity date if at the time of its assessment the sum of all investment account values is greater than or equal to $100,000.

Lifestyle Contract Separate Account Annual Expenses

Separate Account Annual Expenses

Mortality and Expense Risk Charge Annual Rate Charged daily as a percentage of
           average Variable Account Values*                                                      0.80%
         Charged monthly as a percentage of the policy month-start
           Variable and Fixed Account Assets*                                                    0.45%
                                                                                                 ----
                                                                                                 1.25%
Other Separate Account Expenses
         Charge for administration charged daily as a percentage of average
           Variable Account Values                                                               0.20%
                                                                                                 ----
Total Separate Account Annual Expenses                                                           1.45%

Lifestyle Contract Owner Transaction Expenses

Record Keeping Charge                                                                           $  30**
Dollar Cost Averaging Charge
  (if selected and applicable)                                                                  $   5***

* A mortality and expense risk charge of 0.80% per annum is deducted daily from separate account assets, and a mortality and expense risk charge of 0.45% per annum is deducted monthly from variable policy values and fixed account values.

** A record-keeping charge of 2% of the policy value up to a maximum of $30 is deducted during the accumulation period on the last day of a policy year. The charge is also deducted upon full surrender of a policy on a date other than the last day of a policy year.

*** Transfers pursuant to the optional Dollar Cost Averaging program are free if policy value exceeds $15,000 at the time of the transfer, but otherwise incur a $5 charge.

         2.  Number of Variable Investment Options

         The Lifestyle Contract has eight variable investment options whereas the New Contract has thirty eight variable investment options.

         3.  Fixed Account Investment Options


         The Lifestyle Contract has a Guaranteed Interest Account as well as Fixed Accounts with guarantee periods ranging from 1 to 10 years whereas the New Contract offers five fixed account investment options: one, three, five and seven year fixed accounts and a dollar cost averaging fixed investment account, except in Florida, Maryland and Oregon where two fixed account investment options are offered: one year fixed account and a DCA fixed investment account. The Lifestyle Contract Guaranteed Interest Account credits a rate of interest that is subject to change daily. The New Contract does not offer a similar investment option. See "The Guaranteed Interest Account" in this prospectus. The market value adjustment for the Lifestyle Contract Fixed Accounts is different from the market value charge for the New Contract fixed account investment options. The Lifestyle Contract adjustment and the New Contract charge both reduce the withdrawal amount when current interest rates are higher than the credited rate on the fixed investment although the magnitude of the adjustments may differ due to differences in adjustment formulas. The Lifestyle Contract adjustment also provides upside potential, increasing the withdrawal value when current interest rates are lower than the fixed account credited rate. The New Contract charge does not provide this upside potential. See "Market Value Adjustment" in this prospectus and "Fixed Account Investment Options" in the New Contract prospectus.

         4.   Withdrawal Charges

         The withdrawal charges under the New Contract are different from the Lifestyle Contract. The withdrawal charges under the Lifestyle Contract and the New Contract are as follows:

                 Lifestyle Contract                               New Contract
- ----------------------------------------------      -------------------------------------------
NUMBER OF COMPLETE YEARS                             NUMBER OF COMPLETE
  PURCHASE PAYMENTS IN       WITHDRAWAL CHARGE         YEARS PURCHASE         WITHDRAWAL CHARGE
        CONTRACT                PERCENTAGE          PAYMENTS IN CONTRACT          PERCENTAGE
- ------------------------     -----------------      --------------------      -----------------
            0                       8%                        0                       6%
            1                       8%                        1                       6%
            2                       8%                        2                       5%
            3                       6%                        3                       5%
            4                       4%                        4                       4%
            5                       2%                        5                       3%
            6+                      0%                        6                       2%
                                                              7+                      0%

         5.  Minimum Death Benefit

         Differences Between the Minimum Death Benefit of the Lifestyle Contract and the New Contract are as follows:

         Upon the occurrence of the death of the original policyowner, ManAmerica will compare the policy value to the Survivor Benefit Amount (described below) and, if the policy value is lower, ManAmerica will deposit sufficient funds into the Money Market Variable Account to make the policy value equal the Survivor Benefit Amount. Any funds which ManAmerica deposits into the Money Market Variable Account will not be deemed a purchase payment for purposes of calculating withdrawal charges.


         The Survivor Benefit Amount is calculated as follows: (1) when the policy is issued, the Survivor Benefit Amount is set equal to the initial purchase payment; (2) each time a purchase payment is made, the Survivor Benefit Amount is increased by the amount of the purchase payment; (3) each time a withdrawal is made, the Survivor Benefit Amount is reduced by the same percentage as the Gross Withdrawal Amount (withdrawal amounts prior to deduction of charges and any adjustment for applicable market value adjustments) bears to the policy value; (4) in jurisdictions where it is allowed, on every sixth policy anniversary the Company will set the Survivor Benefit Amount to the greater of its current value or the policy value on that policy anniversary, provided the original contract owner is still alive and is not older than age 85.


         Minimum Death Benefit for New Contracts

The death benefit varies by state and date of issue as follows.

A.       The following death benefit generally applies to contracts issued:

         ON OR AFTER:        IN THE STATES OF:

         May 1, 1998         Alaska, Alabama, Arizona, Arkansas, California,
                             Colorado, Delaware, Georgia, Hawaii, Idaho,
                             Illinois, Indiana, Iowa, Kansas, Kentucky,
                             Louisiana, Maine, Michigan, Mississippi, Missouri,
                             Nebraska, Nevada, New Jersey, New Mexico, North
                             Carolina, North Dakota, Ohio, Oklahoma,
                             Pennsylvania, Rhode Island, South Carolina, South
                             Dakota, Tennessee, Utah, Vermont, Virginia, West
                             Virginia, Wisconsin, Wyoming

         July 1, 1998        Minnesota, Montana, District of Columbia

         October 1, 1998     Texas

         February 1, 1999    Massachusetts

         March 15, 1999      Florida, Maryland, Oregon

         If any owner dies and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

         During the first contract year, the death benefit will be the greater of:

- -        the contract value or

- -        the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         During any subsequent contract year, the death benefit will be the greater of:

- -        the contract value or

- -        the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

         If any owner dies on or after his or her 81st birthday, the death benefit will be the greater of

- -        the contract value or

- -        the death benefit on the last day of the contract year ending just prior to the owner's 81st birthday, plus any payments made, less amounts deducted in connection with partial withdrawals.

         If any owner dies and the oldest owner had an attained age of 81 years or greater on the contract date, the death benefit will be the greater of:

- -        the contract value or

- -        the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

B. The following death benefit generally applies to contracts issued in the states of Washington, Puerto Rico, and to contracts issued:

         PRIOR TO:            IN THE STATES OF:

         May 1, 1998          Alaska, Alabama, Arizona, Arkansas, California,
                              Colorado, Delaware, Georgia, Hawaii, Idaho,
                              Illinois, Indiana, Iowa, Kansas, Kentucky,
                              Louisiana, Maine, Michigan, Mississippi, Missouri,
                              Nebraska, Nevada, New Jersey, New Mexico, North
                              Carolina, North Dakota, Ohio, Oklahoma,
                              Pennsylvania, Rhode Island, South Carolina, South
                              Dakota, Tennessee, Utah, Vermont, Virginia, West
                              Virginia, Wisconsin, Wyoming

         June 1, 1998         Connecticut

         July 1, 1998         Minnesota, Montana, District of Columbia

         October 1, 1998      Texas

         February 1, 1999     Massachusetts

         March 15, 1999       Florida, Maryland, Oregon

         If any owner dies on or prior to his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be determined as follows:

         During the first contract year, the death benefit will be the greater of:

- -        the contract value or

- -        the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         During any subsequent contract year, the death benefit will be the greater of:

- -        the contract value or

- -        the death benefit on the last day of the previous contract year, plus any purchase payments made and less any amounts deducted in connection with partial withdrawals since then.

         If any owner dies after his or her 85th birthday and the oldest owner had an attained age of less than 81 years on the contract date, the death benefit will be the greater of:

- -        the contract value or

- -        the sum of all purchase payments made, less any amounts deducted in connection with partial withdrawals.

         If any owner dies and the oldest owner had an attained age greater than 80 on the contract date, the death benefit will be the contract value less any applicable withdrawal charges at the time of payment of benefits. For contracts issued on or after October 1, 1997, we will waive any withdrawal charges applied against the death benefit.

         6.  Annuity Payments

         Annuity payments under the Lifestyle Contract will be made on a fixed basis only whereas annuity payments under the New Contract may be made on a fixed or variable basis or a combination of fixed and variable bases.

         7.  Annuity Value Guarantee

         The Lifestyle Contract guarantees that, in those jurisdictions where permitted, under certain conditions the policy value available at the annuity commencement date will be the greater of the policy value or an amount reflecting the purchase payment and withdrawals made by the contract owner (the "Annuity Value Guarantee"). The New Contract does not have an Annuity Value Guarantee.

         8.  Annuity Purchase Rates

         The annuity purchase rates guaranteed in the New Contract are based on the 1983 Table A projected at Scale G, assume births in year 1942 and reflect an assumed interest rate of 3% per year. The annuity purchase rates guaranteed in the Lifestyle Contract are based on the 1983 Individual Annuity Mortality Tables and an assumed interest rate of 3% per year.

                                     * * * *

                                   DEFINITIONS

"ACCUMULATION PERIOD" is the period from the date the Company receives the first purchase payment to the Elected Annuity Date.

"ANNUITANT" means a person upon whose life annuity payments are based. An Annuitant has no rights under the Policy.

"ANNUITY COMMENCEMENT DATE" means the date on which the first annuity payment is made.

"BUSINESS DAY" is any day that the New York Stock Exchange is open for business. A Business Day ends at the close of regularly scheduled trading of the New York Stock Exchange (currently 4:00 p.m. Eastern Time) on that day.

"CHARITABLE REMAINDER TRUST" means a trust established pursuant to Section 664 of the Internal Revenue Code of 1986, as amended.

"CUMULATIVE NET EARNINGS" means the greater of (i) zero and (ii) the Policy Value less the sum of Net Purchase Payments remaining after adjustments for any prior withdrawals.

"ELECTED ANNUITY DATE" means the date selected by the Policyowner on which the first annuity payment is due.

"FIXED ACCOUNT" or "FIXED ACCOUNTS" are the various accounts in which allocations are credited with a Guaranteed Rate for a set period of time if the allocations are maintained until the Maturity Date.

"FIXED ACCOUNT VALUE" is the sum of the values of a Policy's interest in the Fixed Accounts prior to application of any Market Value Adjustment calculated as set forth in Description of the Policies - "Policy Value" (the Fixed Accounts).

"GENERAL ACCOUNT" is all assets of the Company except those allocated to Separate Account Two, Separate Account A, or other separate accounts of the Company.

"GROSS WITHDRAWAL AMOUNT" is the amount of any full surrender or partial withdrawal prior to (i) the deduction of any applicable charges or withholding taxes and (ii) any adjustment for applicable Market Value Adjustments.

"GUARANTEE PERIOD" is a period during which a Guaranteed Rate will be paid on an allocation to a Fixed Account.

"GUARANTEED INTEREST ACCOUNT" is the account in which allocations earn interest at a rate guaranteed not to fall below 3% per annum and which can be reset daily.

"GUARANTEED INTEREST ACCOUNT VALUE" is the value of a Policy's interest in the Guaranteed Interest Account.

"GUARANTEED RATE" is the rate of interest credited by the Company on a Fixed Account for a given Guarantee Period.

"MARKET VALUE ADJUSTMENT" is an adjustment to any portion of the Fixed Account Value which is surrendered, withdrawn, annuitized or transferred prior to the Maturity Date.

"MATURITY DATE" is the last day of a Guarantee Period.

"NET PURCHASE PAYMENTS" are gross purchase payments less deductions for applicable premium taxes.

"PAYEE" is a person designated by the Policyowner to receive the annuity payments due and payable on and after the Annuity Commencement Date.

"POLICY VALUE" means the value during the Accumulation Period of amounts accumulated under the Policy. The Policy Value is the sum of the Variable Policy Value, the Guaranteed Interest Account Value and the Fixed Account Value.

"POLICY YEARS," "POLICY ANNIVERSARIES" and "POLICY MONTHS" are determined from the date the initial purchase payment is allocated. The first Policy Anniversary will be on the same date of the same month one year later.

"PURCHASE PAYMENT" is an amount paid under the Policy.

"QUALIFIED POLICY" means a Policy used in connection with a retirement plan which receives favorable federal income tax treatment under sections 401 or 408 of the Internal Revenue Code of 1986, as amended ("Code").

"SERVICE OFFICE" is the office designated by the Company to service the Policy.

"SURVIVOR BENEFIT AMOUNT" is the amount to which the Policy Value may be set on the death of the original Policyowner.

"UNIT" is an index used to measure the value of a Policy's interest in a Variable Account.

"VARIABLE ACCOUNT" or "VARIABLE ACCOUNTS" are any one or more of the various sub-accounts of Separate Account Two.


"VARIABLE POLICY VALUE" is the sum of the value of a Policy's interest in each of the Variable Accounts calculated as set forth in Description of the Policies
- - "Policy Value" (The Variable Accounts).

                                   APPENDIX A

                                 ANNUITY OPTIONS


         The Policyowner may elect one of the following annuity options described below. If no option is specified, annuity payments will be made as a life annuity with a ten year certain period. Treasury or Labor Department regulations may require a different annuity option if no option is specified and may preclude the availability of certain options in connection with Qualified Policies. There may also be state insurance law requirements that limit the availability of certain options. The amounts payable under each option will be no less than amounts determined on the basis of tables contained in each Policy. Such tables are based on the 1983 Individual Annuity Mortality Tables and an assumed interest rate of 3% per year.

OPTION 1:         ANNUITY CERTAIN - payments in equal installments for a period of not less than five years and not more than twenty years.

OPTION 2(a):      LIFE ANNUITY WITHOUT REFUND - payments in equal installments during the Lifetime of an Annuitant, payments will cease.
                  Since there is no guarantee that any minimum number of payments will be made, the payee may receive only one payment if he or she dies before the date the second payment is due.

OPTION 2(b):      LIFE ANNUITY WITH CERTAIN PERIOD - payments in equal
                  installments during the lifetime of an Annuitant and if the Annuitant dies before installments have been paid for a designated period, either five, ten or twenty years, payments will continue for the remainder of the period selected.

OPTION 2(c):      LIFE ANNUITY WITH INSTALLMENT REFUND - payments in equal
                  installments during the lifetime of an Annuitant and if the Annuitant dies before the total installments paid equal the Policy Value applied to provide the annuity, payments will continue until the Policy Value has been paid.

OPTION 3(a):      JOINT AND SURVIVOR ANNUITY WITHOUT REFUND - payments in equal installments during the lifetime of two Annuitants with payments continuing in full amount to the survivor upon death of either. Since there is no guarantee that any minimum number of payments will be made, the payees may receive only one payment if they both die before the date of the second payment is due.

OPTION 3(b):      JOINT AND SURVIVOR ANNUITY WITH CERTAIN PERIOD - payments in equal installments during the lifetime of two Annuitants and if both die before installments have been paid for a ten year period, payments will continue for the remainder of the period.

Under Options 2(b), 2 (c) and 3 (b), upon the death of the Annuitant or second to die of joint Annuitants, the beneficiary may elect to receive the commuted value of any remaining payments. Any such commutation will be at the interest rate used to determine the amount of the annuity payments plus 1/2%.

                                   APPENDIX B

                 SAMPLE CALCULATIONS OF MARKET VALUE ADJUSTMENTS
                             AND WITHDRAWAL CHARGES*

MVA FORMULA

The MVA factor is equal to:

                  ((1+G)/(1+C))(N) - 1

EXAMPLE ONE:  NEGATIVE MVA AND NO WITHDRAWAL CHARGE

Assume the following:

Type of Account:                                          Fixed
Type of Transaction:                                      Transfer
Time remaining in the Guarantee Period:                   30 months, 5 days
Guaranteed Rate:                                          6%
Current Rate for new 3-year deposits:                     8%
Transfer Requested:                                       $10,000
Withdrawal Charge:                                        0%
Other Charges:                                            $35 transfer charge

In this example,

         N = 30/12 = 2.5
         G = .06
         C = .08

The MVA factor equals:

         ((1.06)/(1.08))(2.5) - 1 = -0.0457

Manufacturers Life of America will deduct a Gross Withdrawal Amount of
$10,000.00.

From this, Manufacturers Life of America will deduct the transfer charge of $35. This will leave $9,965.00.

The amount of the MVA adjustment would be $9,965.00 X -0.0457, or -$455.40.

The cash transferred to another account(s) would be $9,965.00 - $455.40, or $9,509.60.

*The assumed fixed interest rates used in the examples in this Appendix illustrate the operation of the Market Value Adjustment and are not intended to reflect the levels of interest rates currently offered on the Fixed Accounts.

EXAMPLE TWO:  POSITIVE MVA AND NO WITHDRAWAL CHARGE

Assume the following:

Type of Account:                                      Fixed
Type of Transaction:                                  Partial Withdrawal
Time remaining in the Guarantee Period:               47 months
Guaranteed Rate:                                      6%
Current Rate for new 3-year deposits:                 4%
Current Rate for new 4-year deposits:                 Not Offered
Current Rate for new 5-year deposits:                 6%
Cash Withdrawal Requested:                            $10,000
Withdrawal Charge:                                    0%
Other Charges:                                        None

In this example,

         N = 47/12 = 3.91677
         G = .06
         C = .05

The time remaining in the Guarantee Period, rounded to the next full year, is 4 years. Since the 4-year deposit is not available, interpolate between the 3-year rate and the 5-year rate, to get a rate of 5%.

The MVA factor equals:

         ((1.06)/(1.05))(3.91677) - 1 = 0.0378

We will take out a Gross Withdrawal Amount of $9,635.77.

The amount of the MVA adjustment would be $9,635.77 X 0.0378, or $364.23.

The cash received by the Policyowner would be $9,635.77 + $364.23, or $10,000.


EXAMPLE THREE:  WITHDRAWAL CHARGE AND NO MVA

Assume the following:

Type of Account:                                      Variable
Type of Transaction:                                  Partial Withdrawal
Cash Withdrawal Requested:                            $10,000
Withdrawal Charge:                                    6%*
Other Charges:                                        None

The Gross Withdrawal Amount will be $10,638.30.

The withdrawal charge will be $10,638.30 X 6%, or $638.30.

The cash received by the Policyowner would be $10,638.30 - $638.30, or $10,000.

*In this example, Manufacturers Life of America assumes that a 10% free withdrawal has already been taken earlier in the year, and that the withdrawal charge percentage applies to the total Policy Value. In other situations the withdrawal charge may not apply to the total Policy Value.

EXAMPLE FOUR:  NEGATIVE MVA AND WITHDRAWAL CHARGE

Assume the following:

Type of Account:                                      Fixed
Type of Transaction:                                  Surrender
Time remaining in the Guarantee Period:               30 months, 5 days
Guaranteed Rate:                                      6%
Current Rate for new 3-year deposits:                 8%
Transfer Requested:                                   $10,000
Withdrawal Charge:                                    6%*
Other Charges:                                        $30 record-keeping charge

In this example,

         N = 30/12 = 2.5
         G = .06
         C = .08

The MVA factor equals:

         ((1.06)/(1.08))(2.5) - 1 = -0.0457

On a surrender, the Gross Withdrawal Amount is the Policy Value, or $10,000 in this example.

Manufacturers Life of America will deduct the record-keeping charge of $30, leaving $9,970.

The amount of the MVA adjustment would be $9,970 X -0.0457, or $455.63.

This leaves and amount of $9,970.00 - $455.63, or $ 9,514.37.

The withdrawal charge will be $9,514.37 X 6%, or $570.86.

The cash received by the Policyowner would be $9,514.37 - $570.86, or $8,943.51.


*In this example, Manufacturers Life of America assumes that a 10% free withdrawal has already been taken earlier in the year, and that the withdrawal charge percentage applies to the total Policy Value. In other situations the withdrawal charge may not apply to the total Policy Value.

                       STATEMENT OF ADDITIONAL INFORMATION

      THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT M


                                       OF


                THE MANUFACTURERS LIFE INSURANCE COMPANY(U.S.A.)




                            FLEXIBLE PURCHASE PAYMENT
                            VARIABLE ANNUITY CONTRACT
                               (LIFESTYLE ANNUITY)




      This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing The Manufacturers Life Insurance Company (U.S.A.) at the mailing address of the Annuity Service Office, 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5 or telephoning (800) 827-4546.


     THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS JANUARY 2, 2002



                The Manufacturers Life Insurance Company (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304

                                TABLE OF CONTENTS

                                                           PAGE
      General Information and History                        2
      Performance Data                                       2
      Services                                               4
        Independent Auditors                                 4
        Principal Underwriter                                5
        Responsibilities of Manufacturers Life               5
      Financial Statements                                   6


                         GENERAL INFORMATION AND HISTORY

      The Manufacturers Life Insurance Company (U.S.A.) Separate Account M (the "Separate Account") is a separate investment account of The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA" or "we" or "us"). We are a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. Our principal office is located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

      The Separate Account was established on May 25, 1983 as a separate account of The Manufacturers Life Insurance Company of America ("ManAmerica"), another wholly-owned subsidiary of MFC which on January 1, 2002 transferred substantially all of its assets and liabilities to Manulife USA. As a result of this transaction, Manulife USA became the owner of substantially all of ManAmerica's assets, including all of the assets of the Separate Account, and assumed substantially all of ManAmerica's obligations, including all of those under the Contracts. The transaction had no other effect on the terms and conditions of the Contracts or on your allocations among investment options.

      Our financial statements which are included in the Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.


                                PERFORMANCE DATA

      Each of the sub-accounts may in its advertising and sales materials quote total return figures. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Non-standardized total return figures may be quoted assuming both:

     -    redemption at the end of the time period, and
     -    no redemption at the end of the time period.

Standardized figures include total return figures from:

     - the inception date of the sub-account of the Variable Account which invests in the portfolio, or
     -    ten years, whichever period is shorter.

Non-standardized figures include total return figures from:

     -    inception date of the portfolio, or

     -    ten years, whichever period is shorter.

      Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods, and where less than ten years, the inception date of the sub-account, in the case of standardized returns, and the inception date of the portfolio, in the case of non-standardized returns. Where the period since inception is less than one year, the total return quoted will be the aggregate total return for the period. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated.

                STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                       CALCULATED AS OF SEPTEMBER 30, 2001

PORTFOLIO                           1 YEAR    5 YEAR   SINCE INCEPTION   INCEPTION
                                                         OR 10 YEARS,      DATE(A)
                                                        WHICHEVER IS
                                                          SHORTER
Pacific Rim Emerging Markets      -41.40%   -12.84%       -7.57%         10/04/94
Emerging Small Company            -55.51%     N/A          1.77%         01/01/97
International Stock               -38.58%     N/A         -4.21%         01/01/97
Quantitative Equity               -42.48%    6.89%         9.22%         04/30/87
Real Estate Securities             -2.67%     4.21%        9.49%         04/30/87
Balanced                          -32.50%     N/A         -2.10%         01/01/97
Investment Quality Bond             0.60%     4.85%        5.62%(B)      06/18/85
Money Market                       -5.18%     N/A          2.65%(B)      06/18/85

A Inception date of the sub-account of the Separate Account which invests in the portfolio. B10 year average annual return.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
               (ASSUMING REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF SEPTEMBER 30, 2001

PORTFOLIO                         1 YEAR    5 YEAR    SINCE INCEPTION   INCEPTION
                                                        OR 10 YEARS,       DATE
                                                       WHICHEVER IS
                                                         SHORTER
Pacific Rim Emerging Markets(A)   -41.40%   -12.84%       -7.57%        10/04/94
Emerging Small Company            -55.51%     N/A          1.77%        01/01/97
International Stock               -38.58%     N/A         -4.21%        01/01/97
Quantitative Equity(A)            -42.48%     6.89%        9.22%        04/30/87
Real Estate Securities(A)          -2.67%     4.21%        9.49%        04/30/87
Balanced                          -32.50%     N/A         -2.10%        01/01/97
Investment Quality Bond             0.60%     4.85%        5.62%        06/18/85
Money Market                       -5.18%     2.68%        2.98%        06/18/85

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.

(B) 10 year average annual return.

              NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
             (ASSUMING NO REDEMPTION AT THE END OF THE TIME PERIOD)
                       CALCULATED AS OF SEPTEMBER 30, 2001

PORTFOLIO                             1 YEAR    5 YEAR    SINCE INCEPTION   INCEPTION
                                                           OR 10 YEARS,       DATE
                                                           WHICHEVER IS
                                                             SHORTER
Pacific Rim Emerging Markets(A)       -36.31%   -12.20%       -7.55%        10/04/94
Emerging Small Company                -51.64%     N/A          2.56%        01/01/97
International Stock                   -33.24%     N/A         -3.47%        01/01/97
Quantitative Equity(A)                -37.48%     7.67%        9.22%        04/30/87
Real Estate Securities(A)               5.79%     4.98%        9.49%        04/30/87
Balanced                              -26.63%     N/A         -1.34%        01/01/97
Investment Quality Bond                 9.34%     5.62%        5.62%(B)     06/18/85
Money Market                            3.07%     3.43%        2.98%(B)     06/18/85

(A) Performance for each of these sub-accounts is based upon the historical performance of the portfolio, adjusted to reflect current contract charges. On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance for each of these sub-accounts is based on the historical performance of the respective predecessor Manulife Series Fund, Inc. portfolio for periods prior to December 31, 1996.
(B) 10 year average annual return.

                                    * * * * *

      In addition to the non-standardized returns quoted above, each of the sub-accounts may from time to time quote aggregate non-standardized total returns calculated in the same manner as set forth above for other time periods. From time to time the Trust may include in its advertising and sales literature general discussions of economic theories, including but not limited to, discussions on how demographic and political trends can affect the financial markets. Further, the Trust may also include in its advertising and sales literature specific information on each of the Trust's subadvisers, including but not limited to, research capabilities of a subadviser, assets under management, information relating to other clients of a subadviser, and other generalized information.


                                    SERVICES

INDEPENDENT AUDITORS

      The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and the financial statements of The Manufacturers Life Insurance Company of America Separate Account Two (which was renamed, effective January 1, 2002, The Manufacturers Life Insurance Company (U.S.A.) Separate Account M) at December 31, 2000 and for each of the two years in the period ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PRINCIPAL UNDERWRITER

      Manulife Financial Securities LLC ("Manulife Securities"), an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the Contracts. Prior to January 1, 2002, ManEquity, Inc. ("ManEquity"), also an indirect wholly owned subsidiary of MFC, served as principal underwriter of the Contracts. For the years ended December 31, 2000, December 31 1999 and December 31, 1998, ManEquity received $51,458, $37,309 and $81,116, respectively, as compensation for sales by its registered representatives of variable annuity contracts issued by the Separate Account. These amounts were remitted to Manulife USA to reimburse it for commissions paid to such registered representatives. The total of all compensation received by ManEquity for sales of variable products, including products issued by the Separate Account, for the year ended December 31, 2000 was $64,146,543.

RESPONSIBILITIES OF MANUFACTURERS LIFE
      Manufacturers Life and Manulife USA have entered into an agreement with Manulife Securities pursuant to which Manufacturers Life or Manulife USA, on behalf of Manulife Securities, will pay the sales commissions in respect of the Contracts and certain other contracts issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Contracts and such other contracts, and send all confirmations required to be sent by Manulife Securities with respect to the Contracts and such other contracts. Manulife Securities will promptly reimburse Manufacturers Life or Manulife USA for all sales commissions paid by Manufacturers Life or Manulife USA and will pay Manufacturers Life or Manulife USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

      MFC has also entered into a Service Agreement with Manulife USA pursuant to which MFC will provide to Manulife USA issue, administrative, general services and recordkeeping functions on behalf of Manulife USA with respect to all of its insurance contracts including the Contracts.

      Finally, Manulife USA may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of an insured.

                             FINANCIAL STATEMENTS

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)







                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998








   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                           [MANULIFE FINANCIAL LOGO]

                       FINANCIAL STATEMENTS AND SCHEDULES
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors...............................................  3
Audited Consolidated Financial Statements
     Consolidated Balance Sheets.............................................  4
     Consolidated Statements of Income.......................................  5
     Consolidated Statements of Changes in Capital and Surplus...............  6
     Consolidated Statements of Cash Flows...................................  7
Notes to Consolidated Financial Statements...................................  8

                         REPORT OF INDEPENDENT AUDITORS




THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)


We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.





Philadelphia, Pennsylvania                               /s/   ERNST & YOUNG LLP
March 23, 2001

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Balance Sheets


As at December 31 ($ millions)
ASSETS                                                                   2000        1999
-----------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2000  $9,580; 1999 $9,561)     $ 9,797     $ 9,358
       Equity (cost: 2000 $707; 1999 $622)                                852       1,106
Mortgage loans                                                          1,539       1,622
Real estate                                                               986       1,027
Policy loans                                                            1,998       1,843
Short-term investments                                                    715         284
-----------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                     $15,887     $15,240
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                             $   164     $   131
Deferred acquisition costs                                              2,066       1,631
Deferred income taxes                                                     125         151
Due from affiliates                                                       261         504
Amount recoverable from reinsurers                                        572         679
Other assets                                                              677         882
Separate account assets                                                29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $49,433     $46,547
=========================================================================================
LIABILITIES, CAPITAL AND SURPLUS
-----------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                 $16,240     $15,894
Note payable                                                              200         200
Other liabilities                                                         764       1,001
Separate account liabilities                                           29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $46,885     $44,424
=========================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                         $     5     $     5
Retained earnings                                                       2,260       1,990
Accumulated other comprehensive income                                    283         128
-----------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                             $ 2,548     $ 2,123
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                $49,433     $46,547
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2000       1999       1998
--------------------------------------------------------------------------------
REVENUE:
     Premiums                                     $   814    $   881    $   848
     Fee income                                       958        746        584
     Net investment income                          1,135      1,121      1,100
     Realized investment gains                        137         27         51
     Other                                             --          5          5
--------------------------------------------------------------------------------
TOTAL REVENUE                                     $ 3,044    $ 2,780    $ 2,588
--------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims             $ 1,520    $ 1,412    $ 1,570
     Operating expenses and commissions               617        494        389
     Amortization of deferred acquisition costs       180         40        113
     Interest expense                                  34         25         14
     Policyholder dividends                           339        323        265
     Minority interest expense                         16         16         15
--------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                       $ 2,706    $ 2,310    $ 2,366
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            338        470        222
--------------------------------------------------------------------------------
INCOME TAXES                                           90        177         82
--------------------------------------------------------------------------------
NET INCOME                                        $   248    $   293    $   140
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Changes in Capital And Surplus

                                                             ACCUMULATED OTHER       TOTAL
FOR THE YEARS ENDED DECEMBER 31       CAPITAL    RETAINED      COMPREHENSIVE      CAPITAL AND
($ millions)                           STOCK     EARNINGS      INCOME (LOSS)        SURPLUS
---------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998            $    5      $1,707           $ 128            $ 1,840
Comprehensive income                      --         140              21                161
Dividend to shareholder                   --        (150)             --               (150)
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            $    5      $1,697           $ 149            $ 1,851
Comprehensive income                      --         293             (21)               272
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $    5      $1,990           $ 128            $ 2,123
---------------------------------------------------------------------------------------------
Comprehensive income                      --         248             155                403
Contributed surplus                                   22                                 22
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000            $    5      $2,260           $ 283            $ 2,548
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2000         1999         1998
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                          $    248     $    293     $    140
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                  330          404          410
     Deferred acquisition costs                                         (590)        (463)        (286)
     Amounts recoverable from reinsurers                                  23          334            9
     Amortization of deferred acquisition costs                          180           40          113
     Realized investment gains                                          (137)         (27)         (51)
     Decreases (additions) to deferred income taxes                       34          194            7
     Amounts due from (to) affiliates                                    259           22         (126)
     Other assets and liabilities, net                                  (158)         238            8
     Other, net                                                          (62)          59           25
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           $    127     $  1,094     $    249
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                   $  6,584     $  4,302     $  3,906
Fixed-maturity securities purchased                                   (6,792)      (4,763)      (3,730)
Equity securities sold                                                 1,185          303          290
Equity securities purchased                                           (1,012)        (349)        (284)
Mortgage loans advanced                                                 (187)        (148)        (453)
Mortgage loans repaid                                                    274          314          274
Real estate sold                                                         101           54           40
Real estate purchased                                                    (58)        (219)        (117)
Policy loans advanced, net                                              (155)        (133)        (145)
Short-term investments                                                  (431)        (251)          85
Separate account seed money                                               --           32           (2)
Other investments, net                                                   196         (355)          25
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               $   (295)    $ (1,213)    $   (111)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances     $  1,336     $  1,263     $    668
Withdrawals from policyholder account balances                        (1,579)        (987)        (611)
Amounts due to affiliates                                                250           --           --
Net reinsurance (payable) recoverable                                     87         (158)         (86)
Dividend to shareholder                                                   --           --         (150)
Borrowed funds                                                           107           50           --
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 $    201     $    168     $   (179)
------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                       33           49          (41)
Balance, beginning of year                                               131           82          123
------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                $    164     $    131     $     82
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                The Manufacturers Life Insurance Company (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                            (IN MILLIONS OF DOLLARS)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), which in turn is a wholly owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. . Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In June of 1999, the Company increased its ownership interest in its subsidiary, Manulife-Wood Logan Holding Co. Inc. ("MWL"), to 78.4% through the purchase of the 15% outside party interest. The purchase was at fair value and generated goodwill of $45.0, which is being amortized into income on a straight-line basis over 15 years.

      In December of 2000 and through an issue of shares, the Company acquired the remaining 21.6% minority interest in MWL from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value at the time of purchase and no goodwill was generated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

      b) RECENT ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. In July 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which made certain changes to the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133.

      Effective January 1, 2001, all derivatives instruments will be reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges will be recognized in current period earnings.

      Based on the Company's derivative positions as at December 31, 2000, the Company estimates that there will be no material impact to the income statement upon adoption of this new accounting standard.

      As formal interpretations of this new standard continue to be issued by the FASB, the Company is continuing its analysis of insurance products in order to identify embedded derivatives that may require bifurcation under the statement. Any embedded derivatives identified and that require bifurcation will be marked to market through earnings

      c) INVESTMENTS

      The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. Discounts and premiums on investments are amortized using the effective interest method.

      Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

      Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

      Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

      Policy loans are reported at aggregate unpaid balances, which approximate fair value.

      Short-term investments include investments with maturities of less than one year at the date of acquisition.

      d) CASH EQUIVALENTS

      The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS ("DAC")

      Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance contracts is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on current and estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The equity impact of any such adjustments is included in net unrealized gains (losses) in other comprehensive income. DAC is reviewed annually to determine recoverability from future income. To the extent that the DAC is assessed as not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES

      Policyholder liabilities for traditional non-participating life insurance policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

      For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

      For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. Policy charges, which compensate the Company for future services, are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

      For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%.

      As of December 31, 2000, participating insurance expressed as a percentage of insurance in force is 66.3%. The amount of policyholders' dividends to be paid is approved annually by Manulife Financial's Board of Directors. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2000.

      g) SEPARATE ACCOUNTS

      Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

      h) REVENUE RECOGNITION

      Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period.

      Receipts on variable annuity and variable life contracts, universal life insurance contracts, and investment contracts are reported as deposits to account values as described in note 2(f) and not as premiums. Revenue from these policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policyholder account values. Policy charges that are designed to compensate the Company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC.

      Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

      Investment income is recorded as revenue when due.

      i) EXPENSES

      Expenses for variable annuity and variable life contracts, and for universal life insurance contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

      j) REINSURANCE

      The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

      k) INCOME TAX

      Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.), its indirect parent, The Manufacturers Investment Corporation, and its subsidiary, The Manufacturers Life Insurance Company of America, in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their recorded amounts for financial reporting purposes.

      l) FOREIGN EXCHANGE

      The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using the current exchange and average exchange rates respectively. Translation adjustments are included in accumulated other comprehensive income (loss).

      m) DERIVATIVES

      The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges.

      The Company also uses derivatives to manage foreign currency exposures associated with expected future policy maintenance and acquisition expenses relating to the current inforce block of business. These derivatives are designated as non-hedges. Realized and unrealized gains and losses on these derivatives are included in income.

      Derivative income and expenses are included in investment income in the Consolidated Statements of Income. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, with deferred realized net gains presented as such in the Consolidated Balance Sheets.


3.    INVESTMENTS AND INVESTMENT INCOME

      a) FIXED-MATURITY AND EQUITY SECURITIES

      At December 31, 2000, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                 GROSS                  GROSS
                                    AMORTIZED COST          UNREALIZED GAINS       UNREALIZED LOSSES           FAIR VALUE
AS AT DECEMBER 31
($ millions)                        2000         1999         2000       1999       2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------------------
Fixed-maturity securities:
U.S. government                  $ 1,240      $ 1,440      $   103    $    23    $    --      $   (57)     $ 1,343      $ 1,406
Foreign governments                1,730        1,677          204         81         --          (16)       1,934        1,742
Corporate                          5,561        5,323          111         56       (215)        (254)       5,457        5,125
Asset - backed                     1,049        1,121           21          4         (7)         (40)       1,063        1,085
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY               9,580        9,561          439        164       (222)        (367)       9,797        9,358
SECURITIES
-------------------------------------------------------------------------------------------------------------------------------
 Equity securities               $   707      $   622      $   210    $   524    $   (65)     $   (40)     $   852      $ 1,106
-------------------------------------------------------------------------------------------------------------------------------

      Proceeds from sales of fixed-maturity securities during 2000 were $6,583.5 (1999 - $4,302.4 and 1998 - $3,906.1). Gross gains and losses of $70.7 and
      $241.9 respectively, were realized on those sales (1999 - $49.0 and $166.7 respectively, 1998 - $90.6 and $90.4 respectively).

      Proceeds from the sale of equity securities during 2000 were $1,185.2 (1999 - $303.3 and 1998 - $290.0). Gross gains and losses of $319.2 and
      $59.8 respectively, were realized on those sales (1999 - $84.0 and $38.7 respectively, 1998 - $47.4 and $45.0 respectively).

      The contractual maturities of fixed-maturity securities at December 31, 2000 are shown below.

AS AT DECEMBER 31, 2000
($ millions)
                                                                     AMORTIZED COST       FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                   $    230           $    228
     Greater than 1; up to 5 years                                         1,134              1,144
     Greater than 5; up to 10 years                                        2,425              2,429
     Due after 10 years                                                    4,742              4,933
Asset - backed securities                                                  1,049              1,063
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                         $  9,580           $  9,797
----------------------------------------------------------------------------------------------------

      Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

      b) MORTGAGE LOANS

      Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000        1999
--------------------------------------------------------------------------------
IMPAIRED LOANS                                               $ 80        $ 86
--------------------------------------------------------------------------------
Allowance, January 1                                         $ 57        $106

Deductions                                                     (6)        (49)
--------------------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                                       $ 51        $ 57
--------------------------------------------------------------------------------

      c) INVESTMENT INCOME

      Income by type of investment was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ MILLIONS)                                2000           1999           1998
--------------------------------------------------------------------------------
Fixed-maturity securities                $   727        $   726        $   729

Equity securities                             60             18             16

Mortgage loans                               126            149            156

Investment real estate                        95             71             62

Other investments                            184            195            164
--------------------------------------------------------------------------------
Gross investment income                    1,192          1,159          1,127

Investment expenses                          (57)           (38)           (27)
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                    $ 1,135        $ 1,121        $ 1,100
--------------------------------------------------------------------------------

4.    COMPREHENSIVE INCOME

      a) COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                     2000       1999       1998
-------------------------------------------------------------------------------------------
NET INCOME                                                      $ 248      $ 293      $ 140
-------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized holding gains (losses) arising during the year        73         (4)        54
    Foreign currency translation                                   (7)         1         --
    Less:
    Reclassification adjustment for realized gains and losses
       Included in net income                                     (89)        18         33
-------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                 155        (21)        21
-------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                            $ 403      $ 272      $ 161
-------------------------------------------------------------------------------------------

      Other comprehensive income (loss) is reported net of tax (benefit) expense of ($87), $30, and $(11) for 2000, 1999, and 1998, respectively.

      Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                                      $ 132        $ 154
     Current period change                                    158          (22)
--------------------------------------------------------------------------------
     Ending balance                                         $ 290        $ 132
--------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                                      $  (4)       $  (5)
     Current period change                                     (3)           1
--------------------------------------------------------------------------------
     Ending balance                                         $  (7)       $  (4)
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                      $ 283        $ 128
================================================================================

      b) UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

      Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
Gross unrealized gains                                     $  688       $  753

Gross unrealized losses                                      (340)        (439)

DAC and other amounts required to satisfy policyholder         53         (117)
      liabilities

Deferred income taxes                                        (111)         (65)
--------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE      $  290       $   32
--------------------------------------------------------------------------------

5.    DEFERRED ACQUISITION COSTS

      The components of the change in DAC were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                               2000           1999
--------------------------------------------------------------------------------
Balance, January 1                                      $ 1,631        $ 1,078
Capitalization                                              590            463
Accretion of interest                                        92             82
Amortization                                               (272)          (122)
Effect of net unrealized gains on securities                 25            130
       available-for-sale
Currency Translation                                         --             --
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31                                    $ 2,066        $ 1,631
================================================================================

6.    INCOME TAXES

      The components of income tax expense (benefit) were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                          2000      1999       1998
--------------------------------------------------------------------------------
Current expense (benefit)                           $   56    $  (17)    $   75

Deferred expense (benefit)                              34       194          7
--------------------------------------------------------------------------------
TOTAL EXPENSE                                       $   90    $  177     $   82
================================================================================

      Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

      Included in the current benefit for 2000 is a $28.9 one time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit pertaining to 2000 earnings is $9.1.

      The Company's deferred income tax asset (liability), which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                   2000       1999       1999
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves                $  630     $  635     $  850

     Investments                                                 --         --         85

     Policyholder dividends payable                              11          9         11

     Net capital loss                                             6         --         --

     Net operating loss                                          41         --         --

     Other deferred tax assets                                   19         --         10
-----------------------------------------------------------------------------------------
Deferred tax assets                                          $  707     $  644     $  956
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                              $  340     $  244     $  103

     Unrealized gains on securities available-for-sale          140        189        387

     Premiums receivable                                         13         14         19

     Investments                                                 47         14         --

     Other deferred tax liabilities                              42         32         72
-----------------------------------------------------------------------------------------
Deferred tax liabilities                                     $  582     $  493     $  581
-----------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                      $  125     $  151     $  375
-----------------------------------------------------------------------------------------

      The Company files a consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates, which is settled periodically.

      At December 31, 2000, the Company has operating loss carry forwards of $116 that will begin to expire in 2014, and capital loss carry forwards of $18 that are available for carry back.

7.    NOTE PAYABLE

      On December 29, 1997, the Company issued a surplus debenture for $200,000 plus interest at 7.93% per annum to Manufacturers Investment Corporation ("MIC"), an indirect parent company. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or winding-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2000, 1999, and 1998. Interest paid was $9, $16, and $9 for 2000, 1999, and 1998, respectively.

8.    CAPITAL AND SURPLUS

      Capital Stock is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                     2000      1999
--------------------------------------------------------------------------------
AUTHORIZED:
   50,000,000 Preferred shares, Par value $1.00                     -         -
   50,000,000 Common shares, Par value $1.00
--------------------------------------------------------------------------------
ISSUED AND OUTSTANDING:
   100,000 Preferred shares
   4,711,772 Common shares (4,544,504 in 1999)                      5         5
================================================================================

      Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in Manulife Wood Logan Holdings. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. The agreement permits the use of estimates in determining the value of the shares exchanged until, at a mutually agreed upon date, a final valuation of the respective companies is performed. As a result of the valuation, there may be a future adjustment to the number of shares transferred.

      ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

      Net (loss) income and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                      2000         1999         1998
------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A):
   Net income                                                  $   200      $   132      $    87
   Net capital and surplus                                       1,384        1,560        1,305
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net (loss) income                                           $   (59)     $    (3)     $    28
   Net capital and surplus                                         152          171          158
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                           $   (19)     $     6      $   (24)
   Net capital and surplus                                         120          137          122
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                                (3)           1           (6)
   Net capital and surplus                                          61           64           63
------------------------------------------------------------------------------------------------

      The National Association of Insurance Commissioners has revised the Accounting Practices and Procedure Manual in a process referred to as Codification effective for January 1, 2001. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that ManUSA and its life insurance subsidiaries use in preparing their statutory-basis financial statements. The cumulative effect of such changes will be reported as an adjustment to statutory-basis capital and surplus as of January 1, 2001. The effect of adopting these changes has not resulted in a significant reduction in the statutory-basis capital and surplus of ManUSA nor of its life insurance subsidiaries.

      As a result of the demutualization of Manufacturers Life, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of Manufacturers Life's Plan of Demutualization.

9.    EMPLOYEE BENEFITS

      a) EMPLOYEE RETIREMENT PLAN

      The Company sponsors a non-contributory pension plan, the Cash Balance Plan ("the Plan"), which provides pension benefits based on length of service and final average earnings. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Plan is a life annuity, with various optional forms available. Vested benefits are fully funded; current pension costs are funded as they accrue.

      Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs that relate to current service are charged to earnings in the current period. Experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized in 2000, 1999, or 1998 because the plan was subject to the full funding limitation under the Internal Revenue Code.

      At December 31, 2000, the projected benefit obligation of the plan based on an assumed interest rate of 7.25% was $52. The fair value of plan assets is $81.

      The Company also sponsors an unfunded supplemental cash balance plan ("the Supplemental Plan") for its executives. This non-qualified plan provides defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. This plan covers the Company employees and selected executives. Pension benefits are provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415. Contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. These annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in Internal Revenue Code
      Section 401(a)(17). In addition, a one-time contribution may be made for a participant if it is determined at the time of their termination of employment that the participant's pension benefit under the Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code Sections 401(a)(17) and 415.

      Benefits under the Supplemental Plan are provided to participants after three years. The default form of payment under this plan is a lump sum although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

      At December 31, 2000, the projected benefit obligation to the participants of the Supplemental Plan was $22. This is based on an assumed interest rate of 7.25%.

      Prior to July 1, 1998, the Company also participated in an unfunded Supplemental Executive Retirement Plan ("Manulife SERP") sponsored by Manufacturers Life for executives. This was a non qualified plan that provided defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. The Manulife SERP covered the Company's employees and selected executives of MNA. Pension benefits were provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415.

      b) 401(K) PLAN

      The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2000, 1999, and 1998.

      c) DEFERRED COMPENSATION PLAN

      The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

      d) POSTRETIREMENT BENEFIT PLAN

      In addition to the retirement plans, the Company sponsors a postretirement benefit plan, which provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

      The Company accounts for its retiree benefit plan using the accrual method.

      The postretirement benefit cost for the year ended December 31, 2000 was $2. This amount includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

      Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan, determined in accordance with GAAP as estimated by a consulting actuary for the December 31 year end of the respective plans, is as follows:

                                                   EMPLOYEE                 POSTRETIREMENT
                                                  RETIREMENT                   BENEFIT
                                                     PLAN                       PLAN
AS OF DECEMBER 31                           ---------------------------------------------------
(in thousands)                                 2000          1999          2000          1999
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year     $(68,410)     $(67,253)     $(16,966)     $(19,893)
Service cost                                  (2,202)       (2,288)         (482)         (613)
Interest cost                                 (5,044)       (4,575)       (1,150)       (1,082)
Amendments                                    (1,011)           --            --            --
Actuarial gain (loss)                         (2,629)         (854)           60         3,903
Benefits paid                                  5,497         6,560           658           719
-----------------------------------------------------------------------------------------------
Benefits obligation at end of year          $(73,799)     $(68,410)     $(17,880)     $(16,966)
-----------------------------------------------------------------------------------------------

                                                             EMPLOYEE                 POSTRETIREMENT
                                                            RETIREMENT                   BENEFIT
                                                               PLAN                        PLAN
AS OF DECEMBER 31                                     ---------------------------------------------------
(in $thousands)                                           2000          1999          2000          1999
---------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        $ 86,777      $ 84,686      $     --      $     --
Actual return on plan assets                            (1,618)        7,428            --            --
Employer contribution                                    1,320         1,223           658           719
Benefits paid                                           (5,497)       (6,560)         (658)         (719)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 80,982      $ 86,777      $     --      $     --
---------------------------------------------------------------------------------------------------------
Funded status                                         $  7,183      $ 18,367      $(17,880)     $(16,966)
Unrecognized transition obligation (asset)              (8,455)      (10,778)           --            --
Unrecognized actuarial loss (gain)                      15,580         4,303       (14,695)      (15,621)
Unrecognized prior service cost                          3,187         2,437            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Amounts recognized in statement of financial
   position of the Company consist of:
   Prepaid benefit cost                               $ 34,082      $ 29,934      $     --      $     --
   Accrued benefit liability                           (21,130)      (20,741)      (32,575)      (32,587)
   Intangible asset                                        928         1,172            --            --
   Accumulated other comprehensive income                3,615         3,964            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Other comprehensive income attributable to change     $   (349)           --            --            --
in additional minimum liability recognition
---------------------------------------------------------------------------------------------------------

* Amount is net of retiree contributions.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN (CONTINUED)

                                          EMPLOYEE             POSTRETIREMENT
                                         RETIREMENT               BENEFIT
                                            PLAN                   PLAN
                                      -----------------------------------------
AS OF DECEMBER 31                      2000        1999        2000        1999
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                         7.25%       7.50%       7.25%       7.50%
Expected return on plan assets        8.50%       8.50%        n/a         n/a
Rate of compensation increase         5.00%       5.00%       5.00%       5.00%

      On December 31, 2000, the accrued postretirement benefit cost was $18. The postretirement benefit obligation for eligible active employees was $2. The amount of the postretirement benefit obligation for ineligible active employees was $4. For measurement purposes as of December 31, 2000, an 8 % and 10 % annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5 % in 2006 and 2010, respectively, and remain at those levels thereafter.

                                                                   EMPLOYEE               POSTRETIREMENT
AS OF DECEMBER 31                                                 RETIREMENT                 BENEFIT
(IN THOUSANDS)                                                       PLAN                      PLAN
                                                             -----------------------------------------------
                                                                 2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST FOR PLAN SPONSOR
Service cost                                                 $  2,202     $  2,288     $    483     $    613
Interest cost                                                   5,044        4,575        1,150        1,082
Expected return on plan assets                                 (7,181)      (7,088)          --           --
Amortization of net transition obligation                      (2,323)      (2,323)          --           --
Amortization of prior service cost                                262          221
Recognized actuarial loss (gain)                                  150          343         (986)        (892)
------------------------------------------------------------------------------------------------------------
Net periodic (benefit) cost                                  $ (1,846)    $ (1,984)    $    647     $    803
------------------------------------------------------------------------------------------------------------

      The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $22, $21, and $0 respectively, as of December 31, 2000 and $21, $22, and $0 respectively, as of December 31, 1999.

      The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2000 values:

                                                            100 BASIS-POINT     100 BASIS-POINT
(in thousands)                                                 INCREASE            DECREASE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components         $   275             $  (214)
Effect on postretirement benefit obligation                     $ 2,521             $(2,036)
-----------------------------------------------------------------------------------------------

10.   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses a variety of off-balance sheet financial instruments as part of its efforts to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Those instruments include interest rate exchange agreements and foreign currency forward contracts. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

      The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

      INTEREST RATE EXCHANGE AGREEMENTS (SWAPS AND FLOORS)

      The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities, and its overall aggregate portfolio. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the accompanying statements of operations through an adjustment to investment income, as appropriate, over the lives of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a straight-line basis over the shorter of the lives of the agreements or the expected remaining lives of the underlying assets or liabilities.

      FOREIGN CURRENCY FORWARDS

      The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk resulting from the fact that it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance expense in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

      Outstanding derivatives with off-balance sheet risks are as follows:

                                               NOTIONAL OR
AS AT DECEMBER 31                            CONTRACT AMOUNTS       CARRYING VALUE        FAIR VALUE
($ millions)                                 2000        1999       2000      1999      2000      1999
--------------------------------------------------------------------------------------------------------
Interest rate & currency swaps & floors     $1,008      $  869     $    5    $   (2)   $    5    $   (2)

Interest rate option written                    22          22         --        --        --        --

Equity Contracts                                68          --         (1)       --        (1)       --

Currency forwards                            1,125         973          5        32         5        32
--------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                           $2,223      $1,864     $    9    $   30    $    9    $   30
========================================================================================================

      Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2000 were as follows:

($ millions)                                    CARRYING VALUE      FAIR VALUE
--------------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities            $ 10,649          $ 10,649
   Mortgage loans                                     1,539             1,626
   Policy loans                                       1,998             1,998
   Derivative financial instruments                       9                 9
   Separate account assets                           29,681            29,681
LIABILITIES:
   Insurance investment contracts                  $  1,550          $  1,517
   Separate account liabilities                      29,681            29,681
--------------------------------------------------------------------------------

      The following methods and assumptions were used to estimate the fair values of the above financial instruments:

      FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices, where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

      MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

      POLICY LOANS: Carrying values approximate fair values.

      DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

      INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts which do not subject the Company to significant mortality or morbidity risks was estimated using cash flows discounted at market rates.

      SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value.

12.   RELATED PARTY TRANSACTIONS

      The Company has formal service agreements with ManUSA's indirect parent, Manufacturers Life, which can be terminated by either party upon two months' notice. Under the various agreements, the Company will pay direct operating expenses incurred by Manulife Financial on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $243, $194, and $171 in 2000, 1999, and 1998, respectively.

      Manulife Financial provides a claims paying guarantee to most U.S. policyholders.

      On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was an insufficient transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $568 (1999 - $562) representing the receivable from MRL for the transferred assets.

      The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

      Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

      Pursuant to a promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001.

13.   REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

      The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31                    2000       1999       1998
($ millions)
--------------------------------------------------------------------------------
Direct premiums                                   $  963     $  976     $  908

Reinsurance assumed                                   14         12         --

Reinsurance ceded                                   (163)      (107)       (60)
--------------------------------------------------------------------------------
TOTAL PREMIUMS                                    $  814     $  881     $  848
--------------------------------------------------------------------------------

      Reinsurance recoveries on ceded reinsurance contracts were $186.9, $32.9, and $41.2 during 2000, 1999, and 1998, respectively.

14.   CONTINGENCIES

      In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)




                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000




   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                            [MANULIFE FINANCIAL LOGO]

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
CONSOLIDATED BALANCE SHEETS

                                                                               AS AT               AS AT
                                                                        SEPTEMBER 30         DECEMBER 31
ASSETS  ($ millions)                                                            2001                2000
--------------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
INVESTMENTS
   Securities available-for-sale, at fair value
       Fixed-maturity (amortized cost:  2001 $9,568 ; 2000 $9,580)      $     10,085       $      9,797
       Equity (cost:  2001 $ 956 ; 2000 $707)                                    833                852
   Mortgage loans                                                              1,629              1,539
   Real estate                                                                   964                986
   Policy loans                                                                2,171              1,998
   Short-term investments                                                        863                715
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                       $     16,545       $     15,887
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                               $         26       $        164
Deferred acquisition costs                                                     2,224              2,066
Deferred income taxes                                                            144                125
Due from affiliates                                                              276                261
Amounts recoverable from reinsurers                                              821                572
Other assets                                                                     583                677
Separate account assets                                                       26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $     46,847       $     49,433
========================================================================================================

LIABILITIES, CAPITAL AND SURPLUS  ($ millions)
--------------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                                $     17,331       $     16,240
   Note payable                                                                  200                200
   Other liabilities                                                             650                764
   Separate account liabilities                                               26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $     44,409       $     46,885
--------------------------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
   Capital stock                                                        $          5       $          5
   Retained earnings                                                           2,345              2,260
   Accumulated other comprehensive income                                         88                283
--------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                               $      2,438       $      2,548
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                  $     46,847       $     49,433
========================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
Consolidated Statements of (Loss) Income (UNAUDITED)

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30            SEPTEMBER 30

($ millions)                                              2001        2000        2001        2000
--------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                           $  203      $  196      $  594      $  613
     Fee income                                            222         244         678         702
     Net investment income                                 283         287         835         846
     Realized investment gains (losses)                     22         (24)        109         129
     Other                                                   1           2           3          --
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                           $  731      $  705      $2,219      $2,290
--------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                   $  443      $  393      $1,191      $1,249
     Operating expenses and commissions                    135         148         427         446
     Amortization of deferred acquisition costs             89          52         204          97
     Interest expense                                        7           4          23          13
     Policyholder dividends                                 91          87         258         251
     Minority interest expense                              --          13          --          19
--------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             $  765      $  697      $2,103      $2,075

--------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAX (RECOVERY) EXPENSE      $  (34)     $    8      $  116      $  215
--------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                           $  (14)     $  (27)     $   31      $   46

--------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                       $  (20)     $   35      $   85      $  169
--------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

                                                         ACCUMULATED
                                                            OTHER
                                 CAPITAL    RETAINED    COMPREHENSIVE    TOTAL CAPITAL
($millions)                       STOCK     EARNINGS       INCOME         AND SURPLUS
--------------------------------------------------------------------------------------
Balance at December 31, 2000      $   5     $  2,260       $  283           $ 2,548
Comprehensive income                 --           85         (195)             (110)
--------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001       $   5     $  2,345       $   88           $ 2,438
======================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                                                   NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30
($ millions)                                                                                         2001          2000
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                                       $     85      $    169
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
     Additions to policyholder liabilities and accruals                                               306           237
     Deferred acquisition costs                                                                      (390)         (446)
     Amortization of deferred acquisition costs                                                       204            97
     Amounts recoverable from reinsurers                                                               (6)           72
     Realized investment gains                                                                       (109)         (129)
     Decreases (additions) to deferred income taxes                                                    40           (25)
     Amounts due from affiliates                                                                       34           367
     Other assets and liabilities, net                                                               (173)         (295)
     Other, net                                                                                        87            50
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                              $     78      $     97
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                                $  7,511      $  4,355
Fixed-maturity securities purchased                                                                (7,454)       (4,682)
Equity securities sold                                                                                180           692
Equity securities purchased                                                                          (419)         (458)
Mortgage loans advanced                                                                              (212)         (104)
Mortgage loans repaid                                                                                 124           218
Real estate sold                                                                                       42            50
Real estate purchased                                                                                 (20)          (46)
Policy loans advanced, net                                                                           (173)         (108)
Short-term investments                                                                               (147)          (77)
Other investments, net                                                                                (18)          218
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                              $   (586)     $     58
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances                                  $  1,401      $    910
Withdrawals from policyholder account balances                                                     (1,064)       (1,175)
Net reinsurance recoverable                                                                            33            71
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                              $    370      $   (194)
------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                                          $   (138)     $    (39)
Cash and cash equivalents at beginning of year                                                        164           131
------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                                           $     26      $     92
========================================================================================================================

See accompanying notes.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001
                            (IN MILLIONS OF DOLLARS)
                                   (UNAUDITED)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In December of 2000 through an issue of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc, a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001.

      Certain prior year amounts have been reclassified to conform to the current year presentation.

      b) RECENT ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization on January 1, 2002. Goodwill amortization for full year 2001 is not expected to be material and would have been approximately the same amount in 2002 under accounting standards currently in effect. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

3.    DERIVATIVE FINANCIAL INSTRUMENTS

      Effective January 1, 2001 with the adoption of the Financial Accounting Standards Board Statement No. 133 - "Accounting for Derivative Instrument and Hedging Activities", and Statement No. 138 "Accounting for Certain Derivatives and Certain Hedging Activities", all derivative instruments are reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the use of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

      The Company has entered into a reinsurance agreement with an unaffiliated reinsurer to reinsure the risk associated with the "Guaranteed Retirement Income Program", a rider offered on one of the variable annuity products sold. This rider is designed to protect the policyholder against adverse investment market movements. As a result, there is an embedded derivative within this agreement that has an estimated fair market value of $276 as at September 30, 2001, and is reflected in the Consolidated Balance Sheets as part of "Amounts recoverable from reinsurers". The related $276 estimated fair value of the obligation to the policyholder has been reflected in the Consolidated Balance Sheets as part of "Policyholder liabilities and accruals". There was no cumulative effect on surplus in the consolidated financial statements of the Company upon the adoption of these accounting statements.

4.    COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                       SEPTEMBER 30           SEPTEMBER 30

COMPREHENSIVE INCOME (LOSS):
($ millions)                                          2001        2000       2001        2000
----------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                   $  (20)     $   35     $   85      $  169
----------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized holding gains (losses) arising
during the period                                        5         (38)       (111)       (32)
Foreign currency translation                           (16)         --         (29)        (5)
Less:
Reclassification adjustment for realized
gains (losses) included in net (loss) income            (1)        (43)        55          75
----------------------------------------------------------------------------------------------
Other comprehensive income (loss)                      (10)          5       (195)       (112)
----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                         $  (30)     $   40     $ (110)     $   57
==============================================================================================

      Other comprehensive loss is reported net of taxes payable (recoverable) of $3 and $3 for the three months and ($89) and ($58) for the nine months ended September 30, 2001 and 2000, respectively.

      Accumulated other comprehensive income is comprised of the following:

                                                    AS AT               AS AT
($ millions)                                 SEPTEMBER 30, 2001   DECEMBER 31, 2000
-----------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                             $  290              $  132
     Current period change                           (166)                158
-----------------------------------------------------------------------------------
     Ending balance                                $  124              $  290
-----------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                             $   (7)             $   (4)
     Current period change                            (29)                 (3)
-----------------------------------------------------------------------------------
     Ending balance                                $  (36)             $   (7)
-----------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME             $   88              $  283
===================================================================================

5.    CONTINGENCIES

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

6.    CODIFICATION

      In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $182.

7.    SUBSEQUENT EVENT

      Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention of management to merge all of the operations of The Manufacturers Reinsurance Corporation (U.S.A.) ("MRC"), the direct parent company of ManUSA, into the operations of ManUSA beginning on that date. As a result, products currently sold and administered under the name of MRC will be offered and administered under the name of ManUSA.

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
     SEPARATE ACCOUNT TWO

     Audited Financial Statements

     Years ended December 31, 2000 and 1999 with Report of Independent Auditors






0103-0160568-PH

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                          Audited Financial Statements


                     Years ended December 31, 2000 and 1999






                                    CONTENTS

Report of Independent Auditors................................................ 1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity............................... 2
Statements of Operations and Changes in Contract Owners' Equity............... 3
Notes to Financial Statements................................................. 7







0103-0160568-PH

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of America Separate Account Two

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of America Separate Account Two as of December 31, 2000, and the related statements of operations and changes in contract owners' equity for each of the periods presented therein. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account Two at December 31, 2000, and the results of its operations and the changes in its contract owners' equity for each of the periods presented therein, in conformity with accounting principles generally accepted in the United States.


                                     /s/ Ernst & Young LLP
February 2, 2001



0103-0160568-PH                                                               1

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000



 ASSETS
 Investments at market value:
    Sub-Accounts:
      Balanced Trust - 1,815,801 shares (cost $32,161,971)                                   $ 28,072,285
      Emerging Small Company Trust - 1,682,899 shares (cost $40,883,320)                       58,935,111
      International Stock Trust - 472,327 shares (cost $6,268,820)                              6,050,503
      Investment Quality Bond Trust - 822,360 shares (cost $9,610,271)                          9,654,508
      Money Market Trust - 1,708,752 shares (cost $17,087,524)                                 17,087,524
      Pacific Rim Emerging Markets Trust - 345,764 shares (cost $2,949,578)                     2,835,261
      Quantitative Equity Trust - 1,805,198 shares (cost $40,797,280)                          47,404,499
      Real Estate Securities Trust - 1,258,348 shares (cost $21,304,330)                       19,592,476
                                                                                             ------------
 Total assets                                                                                $189,632,167
                                                                                             ============

 CONTRACT OWNERS' EQUITY
 Variable annuity contracts                                                                  $189,632,167
                                                                                             ============


See accompanying notes.




0103-0160568-PH                                                                2

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

         Statements of Operations and Changes in Contract Owners' Equity



                                                                            SUB-ACCOUNT
                                                     ------------------------------------------------------
                                                                                              CAPITAL
                                                                   BALANCED                 GROWTH BOND
                                                     ------------------------------------------------------
                                                          YEAR ENDED        YEAR ENDED       YEAR ENDED
                                                          DEC. 31/00        DEC. 31/99       DEC. 31/99
                                                     ------------------------------------------------------
 Income:
    Dividends                                            $  1,587,962      $  3,568,196     $  1,040,649
 Expenses:
    Mortality and expense risks, and
      administrative charges                                  345,425           499,579           49,927
                                                     ------------------------------------------------------
 Net investment income (loss) during the year               1,242,537         3,068,617          990,722
 Net realized gain (loss) during the year                   1,437,922         3,295,103         (217,793)
 Unrealized appreciation (depreciation)
    during the year                                        (5,882,517)       (7,709,635)        (975,633)
                                                     ------------------------------------------------------
 Net increase (decrease) in assets from operations         (3,202,058)       (1,345,915)        (202,704)
                                                     ------------------------------------------------------

 Changes from principal transactions:
    Transfer of net premiums                                  150,403           221,897           34,113
    Transfer on death                                         (41,607)       (1,057,456)        (158,185)
    Transfer on termination                                (9,334,739)      (13,407,991)      (1,298,060)
    Transfer on maturity                                     (679,708)           (9,730)              --
    Net interfund transfers                                (1,491,116)       (1,020,360)     (14,574,996)
                                                     ------------------------------------------------------
 Net increase (decrease) in assets from principal
    transactions                                          (11,396,767)      (15,273,640)     (15,997,128)
                                                     ------------------------------------------------------
 Total increase (decrease) in assets                      (14,598,825)      (16,619,555)     (16,199,832)

 Assets beginning of year                                  42,671,110        59,290,665       16,199,832
                                                     ------------------------------------------------------
 Assets end of year                                      $ 28,072,285      $ 42,671,110     $         --
                                                     ======================================================


*Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

See accompanying notes.


3                                                                0103-0160568-PH

                                               SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
       EMERGING SMALL COMPANY               INTERNATIONAL STOCK              INVESTMENT QUALITY BOND
-----------------------------------------------------------------------------------------------------------
      YEAR ENDED        YEAR ENDED   .   YEAR ENDED       YEAR ENDED    .   YEAR ENDED       PERIOD ENDED
      DEC. 31/00        DEC. 31/99       DEC. 31/00       DEC. 31/99        DEC. 31/00        DEC. 31/99*
-----------------------------------------------------------------------------------------------------------

    $  7,437,514      $    770,383      $    38,954      $   727,324        $   739,169      $        --


         744,212           556,210           72,442           77,261             97,526           86,003
-----------------------------------------------------------------------------------------------------------
       6,693,302           214,173          (33,488)         650,063            641,643          (86,003)
       7,732,996         3,119,751          610,033          450,529            (83,549)         (48,482)

     (16,221,568)       29,478,496       (1,917,214)         880,722            207,017         (162,780)
-----------------------------------------------------------------------------------------------------------

      (1,795,270)       32,812,420       (1,340,669)       1,981,314            765,111         (297,265)
-----------------------------------------------------------------------------------------------------------


         177,854           318,071           25,272           36,484             29,012           18,594
         (75,213)         (375,207)          (1,323)        (115,072)           (10,564)         (43,911)
     (14,494,889)      (13,986,147)      (1,756,603)      (1,716,818)        (2,710,340)      (1,970,785)
         (51,763)         (218,493)         (13,184)              --            (14,394)              --
      (1,621,680)       (4,311,425)         345,710           74,827             55,731       13,833,319
-----------------------------------------------------------------------------------------------------------

     (16,065,691)      (18,573,201)      (1,400,128)      (1,720,579)        (2,650,555)      11,837,217
-----------------------------------------------------------------------------------------------------------
     (17,860,961)       14,239,219       (2,740,797)         260,735         (1,885,444)      11,539,952

      76,796,072        62,556,853        8,791,300        8,530,565         11,539,952               --
-----------------------------------------------------------------------------------------------------------
    $ 58,935,111      $ 76,796,072      $ 6,050,503      $ 8,791,300        $ 9,654,508      $11,539,952
===========================================================================================================



0103-0160568-PH                                                                4

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

  Statements of Operations and Changes in Contract Owners' Equity (continued)



                                                                                 SUB-ACCOUNT
                                                   -------------------------------------------------------------------------
                                                                                                   PACIFIC RIM
                                                                 MONEY MARKET                    EMERGING MARKETS
                                                   -------------------------------------------------------------------------
                                                         YEAR ENDED       YEAR ENDED        YEAR ENDED         YEAR ENDED
                                                         DEC. 31/00       DEC. 31/99        DEC. 31/00         DEC. 31/99
                                                   -------------------------------------------------------------------------
Income:
   Dividends                                            $ 1,053,124      $    991,920      $    14,173        $   87,370
Expenses:
   Mortality and expense risks, and
     administrative charges                                 184,686           220,947           36,354            35,195
                                                   -------------------------------------------------------------------------
Net investment income (loss) during the year                868,438           770,973          (22,181)           52,175
Net realized gain (loss) during the year                         --                --          568,736          (410,001)
Unrealized appreciation (depreciation) during
   the year                                                      --                --       (1,582,645)        2,091,629
                                                   -------------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                               868,438           770,973       (1,036,090)        1,733,803
                                                   -------------------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                                  32,506            60,863           23,315            81,400
   Transfer on death                                             --          (475,120)          (8,828)          (73,025)
   Transfer on termination                               (8,112,390)       (7,552,620)      (1,168,462)         (751,327)
   Transfer on maturity                                          --            (2,645)          (8,059)           (1,646)
   Net interfund transfers                                4,115,828         3,632,495          157,482           799,582
                                                   -------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                                (3,964,056)       (4,337,027)      (1,004,552)           54,984
                                                   -------------------------------------------------------------------------
Total increase (decrease) in assets                      (3,095,618)       (3,566,054)      (2,040,642)        1,788,787

Assets beginning of year                                 20,183,142        23,749,196        4,875,903         3,087,116
                                                   -------------------------------------------------------------------------
Assets end of year                                      $17,087,524      $ 20,183,142      $ 2,835,261        $4,875,903
                                                   =========================================================================


See accompanying notes.

5                                                                0103-0160568-PH

                                                 SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
          QUANTITATIVE EQUITY               REAL ESTATE SECURITIES                     TOTAL
-----------------------------------------------------------------------------------------------------------
      YEAR ENDED       YEAR ENDED        YEAR ENDED       YEAR ENDED    .   YEAR ENDED       YEAR ENDED
      DEC. 31/00       DEC. 31/99        DEC. 31/00       DEC. 31/99        DEC. 31/00       DEC. 31/99
-----------------------------------------------------------------------------------------------------------

     $ 6,599,132      $  4,992,436       $   702,097      $ 1,332,198      $ 18,172,125     $ 13,510,476


         518,143           541,391           184,243          246,807         2,183,031        2,313,320
-----------------------------------------------------------------------------------------------------------
       6,080,989         4,451,045           517,854        1,085,391        15,989,094       11,197,156
       3,767,109         5,764,876        (1,508,062)      (1,342,253)       12,525,185       10,611,730

      (7,015,089)          103,626         4,946,196       (1,871,555)      (27,465,820)      21,834,870
-----------------------------------------------------------------------------------------------------------

       2,833,009        10,319,547         3,955,988       (2,128,417)        1,048,459       43,643,756
-----------------------------------------------------------------------------------------------------------


         198,694           311,930            89,336          102,578           726,392        1,185,930
         (33,525)         (434,734)           (7,614)        (213,521)         (178,674)      (2,946,231)
      (9,654,729)      (12,894,466)       (4,003,991)      (6,448,564)      (51,236,143)     (60,026,778)
         (58,674)         (111,034)          (30,482)         (62,451)         (856,264)        (405,999)
        (200,527)        1,966,789          (676,944)        (781,303)          684,484         (381,072)
-----------------------------------------------------------------------------------------------------------

      (9,748,761)      (11,161,515)       (4,629,695)      (7,403,261)      (50,860,205)     (62,574,150)
-----------------------------------------------------------------------------------------------------------
      (6,915,752)         (841,968)         (673,707)      (9,531,678)      (49,811,746)     (18,930,394)

      54,320,251        55,162,219        20,266,183       29,797,861       239,443,913      258,374,307
-----------------------------------------------------------------------------------------------------------
     $47,404,499      $ 54,320,251       $19,592,476      $20,266,183      $189,632,167     $239,443,913
===========================================================================================================



0103-0160568-PH                                                                6

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                          Notes to Financial Statements

                                December 31, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Two (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in eight sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for allocation of net premiums under variable annuity policies (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust. Manufacturers Investment Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities, which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.


0103-0160568-PH                                                               7

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. MORTALITY AND EXPENSE RISKS CHARGE

The Company deducts from the assets of the Account a daily charge equivalent to an annual rate of 1.0% of the average net value of the Account's assets for mortality and expense risks.





0103-0160568-PH                                                                8

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)


4. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the year ended December 31, 2000.

                                                             PURCHASES              SALES
                                                          -----------------------------------
Balanced Trust                                             $  2,252,963        $ 12,407,195
Emerging Small Company Trust                                  9,160,136          18,532,525
International Stock Trust                                     1,401,467           2,835,084
Investment Quality Bond Trust                                 1,440,709           3,449,621
Money Market Trust                                            8,862,390          11,958,008
Pacific Rim Emerging Markets Trust                              597,517           1,624,249
Quantitative Equity Trust                                     8,423,299          12,091,071
Real Estate Securities Trust                                  1,216,461           5,328,304
                                                         -------------------------------------
Total                                                      $ 33,354,942        $ 68,226,057
                                                         =====================================

5. UNIT VALUES

A summary of the accumulation unit values at December 31, 2000 and 1999 and the accumulation units and dollar value outstanding at December 31, 2000 for the variable annuity contracts are as follows:

                                                 1999                        2000
                                            ---------------------------------------------------------------
                                                 UNIT         UNIT
                                                 VALUE        VALUE           UNITS           DOLLARS
                                            ---------------------------------------------------------------
Balanced Trust                                  $30.80        $27.65        1,015,399       $ 28,072,285
Emerging Small Company Trust                     92.38         87.53          673,324         58,935,111
International Stock Trust                        17.18         14.19          426,395          6,050,503
Investment Quality Bond Trust                    12.24         13.26          728,405          9,654,508
Money Market Trust                               16.77         17.58          971,884         17,087,524
Pacific Rim Emerging Markets Trust               11.21          8.40          337,700          2,835,261
Quantitative Equity Trust                        58.46         61.53          770,469         47,404,499
Real Estate Securities Trust                     29.75         37.02          529,206         19,592,476
                                                                                           --------------
Total                                                                                       $189,632,167
                                                                                           ==============


0103-0160568-PH                                                               9

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)


6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months' notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.





0103-0160568-PH                                                               10

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
     SEPARATE ACCOUNT TWO

     Financial Statements

     Nine months ended September 30, 2001 (unaudited) with December 31, 2000 comparative (audited)

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                              Financial Statements


                Nine months ended September 30, 2001 (unaudited)
                  with December 31, 2000 comparative (audited)






                                    CONTENTS


Financial Statements

Statement of Assets and Contract Owners' Equity................................1
Statements of Operations and Changes in Contract Owners' Equity................2
Notes to Financial Statements..................................................6

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)


 ASSETS
 Investments at market value:
    Sub-Accounts:
      Balanced Trust - 1,566,083 shares (cost $27,638,209)                                         $  19,873,587
      Emerging Small Company Trust - 1,541,476 share (cost $38,522,448)                               32,108,936
      International Stock Trust - 441,178 shares (cost $5,796,258)                                     3,882,363
      Investment Quality Bond Trust - 806,890 shares (cost $9,418,162)                                 9,569,712
      Money Market Trust - 1,751,434 shares (cost $17,514,343)                                        17,514,343
      Pacific Rim Emerging Markets Trust - 312,619 shares (cost $2,759,187)                            1,835,073
      Quantitative Equity Trust - 1,802,393 shares (cost $41,313,026)                                 27,828,954
      Real Estate Securities Trust - 1,158,177 shares (cost $19,197,397)                              17,418,981
                                                                                                    ------------
 Total assets                                                                                       $130,031,949
                                                                                                    ============

 CONTRACT OWNERS' EQUITY
 Variable annuity contracts                                                                         $130,031,949
                                                                                                    ============


See accompanying notes.

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

         Statements of Operations and Changes in Contract Owners' Equity
                                  (Unaudited)



                                                                                         SUB-ACCOUNT
                                                         -----------------------------------------------------------------------
                                                                                                         EMERGING SMALL
                                                                       BALANCED                             COMPANY
                                                         -----------------------------------------------------------------------
                                                           PERIOD ENDED       YEAR ENDED       PERIOD ENDED         YEAR ENDED
                                                           SEPT. 30/01        DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                                         -----------------------------------------------------------------------
   Income:
      Dividends                                           $    531,057       $  1,587,962       $  1,771,400       $  7,437,514
   Expenses:
      Mortality and expense risks, and
        administrative charges                                 183,930            345,425            337,618            744,212
                                                         -----------------------------------------------------------------------
   Net investment income (loss)                                347,127          1,242,537          1,433,782          6,693,302
       during the period
   Net realized gain (loss) during the period                 (922,822)         1,437,922          1,862,000          7,732,996
   Unrealized appreciation (depreciation)
      during the period                                     (3,674,936)        (5,882,517)       (24,465,304)       (16,221,568)
                                                         -----------------------------------------------------------------------
   Net increase (decrease) in assets from operations        (4,250,631)        (3,202,058)       (21,169,522)        (1,795,270)
                                                         -----------------------------------------------------------------------

   Changes from principal transactions:
      Transfer of net premiums                                  66,611            150,403             81,821            177,854
      Transfer on death                                       (100,869)           (41,607)          (103,227)           (75,213)
      Transfer on termination                               (3,041,607)        (9,334,739)        (4,489,926)       (14,494,889)
      Transfer on maturity                                     (18,017)          (679,708)           (82,762)           (51,763)
      Net interfund transfers                                 (854,185)        (1,491,116)        (1,062,559)        (1,621,680)
                                                          -----------------------------------------------------------------------
   Net increase (decrease) in assets from principal
      transactions                                          (3,948,067)       (11,396,767)        (5,656,653)       (16,065,691)
                                                         -----------------------------------------------------------------------
   Total increase (decrease) in assets                      (8,198,698)       (14,598,825)       (26,826,175)       (17,860,961)

   Assets beginning of year                                 28,072,285         42,671,110         58,935,111         76,796,072
                                                         -----------------------------------------------------------------------
   Assets end of period                                   $ 19,873,587       $ 28,072,285       $ 32,108,936       $ 58,935,111
                                                         =======================================================================


See accompanying notes.

                                               SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
          INTERNATIONAL STOCK              INVESTMENT QUALITY BOND                   MONEY MARKET
-----------------------------------------------------------------------------------------------------------
     PERIOD ENDED      YEAR ENDED        PERIOD ENDED     YEAR ENDED        PERIOD ENDED      YEAR ENDED
     SEPT. 30/01       DEC. 31/00        SEPT. 30/01      DEC. 31/00        SEPT. 30/01       DEC. 31/00
-----------------------------------------------------------------------------------------------------------
    $   229,443       $    38,954        $   580,156      $   739,169       $   531,226      $ 1,053,124


         37,533            72,442             71,105           97,526           131,203          184,686
-----------------------------------------------------------------------------------------------------------

        191,910           (33,488)           509,051          641,643           400,023          868,438

       (121,735)          610,033            (11,027)         (83,549)               --               --
     (1,695,577)       (1,917,214)           107,313          207,017                --               --
-----------------------------------------------------------------------------------------------------------

     (1,625,402)       (1,340,669)           605,337          765,111           400,023          868,438
-----------------------------------------------------------------------------------------------------------


         17,461            25,272             37,027           29,012            19,473           32,506
        (42,772)           (1,323)           (15,667)         (10,564)          (14,587)              --
       (422,541)       (1,756,603)        (1,229,588)      (2,710,340)       (2,265,416)      (8,112,390)
         (6,029)          (13,184)           (12,980)         (14,394)               --               --
        (88,857)          345,710            531,075           55,731         2,287,326        4,115,828
-----------------------------------------------------------------------------------------------------------
       (542,738)       (1,400,128)          (690,133)      (2,650,555)           26,796       (3,964,056)
-----------------------------------------------------------------------------------------------------------
     (2,168,140)       (2,740,797)           (84,796)      (1,885,444)          426,819       (3,095,618)

      6,050,503         8,791,300          9,654,508       11,539,952        17,087,524       20,183,142
-----------------------------------------------------------------------------------------------------------
    $ 3,882,363       $ 6,050,503        $ 9,569,712      $ 9,654,508       $17,514,343      $17,087,524
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                  (continued)


                                                                                 SUB-ACCOUNT
                                                   -------------------------------------------------------------------------
                                                                 PACIFIC RIM
                                                              EMERGING MARKETS                  QUANTITATIVE EQUITY
                                                   -------------------------------------------------------------------------
                                                        PERIOD ENDED      YEAR ENDED        PERIOD ENDED       YEAR ENDED
                                                        SEPT. 30/01       DEC. 31/00        SEPT. 30/01        DEC. 31/00
                                                   -------------------------------------------------------------------------
Income:
   Dividends                                           $     9,449       $    14,173       $  5,690,189       $ 6,599,132
Expenses:
   Mortality and expense risks, and
     administrative charges                                 18,307            36,354            291,835           518,143
                                                   -------------------------------------------------------------------------
Net investment income (loss)                                (8,858)          (22,181)         5,398,354         6,080,989
    during the period
Net realized gain (loss) during the period                  57,344           568,736            841,434         3,767,109
Unrealized appreciation (depreciation) during
   the period                                             (809,797)       (1,582,645)       (20,091,290)       (7,015,089)
                                                   -------------------------------------------------------------------------
Net increase (decrease) in assets from
   operations                                             (761,311)       (1,036,090)       (13,851,502)        2,833,009
                                                   -------------------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                                  6,588            23,315            100,033           198,694
   Transfer on death                                          (176)           (8,828)          (222,364)          (33,525)
   Transfer on termination                                (206,318)       (1,168,462)        (5,212,551)       (9,654,729)
   Transfer on maturity                                     (2,470)           (8,059)            (7,043)          (58,674)
   Net interfund transfers                                 (36,501)          157,482           (382,118)         (200,527)
                                                   -------------------------------------------------------------------------
Net increase (decrease) in assets from
   principal transactions                                 (238,877)       (1,004,552)        (5,724,043)       (9,748,761)
                                                   -------------------------------------------------------------------------
Total increase (decrease) in assets                     (1,000,188)       (2,040,642)       (19,575,545)       (6,915,752)

Assets beginning of year                                 2,835,261         4,875,903         47,404,499        54,320,251
                                                   -------------------------------------------------------------------------
Assets end of period                                   $ 1,835,073       $ 2,835,261       $ 27,828,954       $47,404,499
                                                   =========================================================================


See accompanying notes.

                SUB-ACCOUNT
-------------------------------------

       REAL ESTATE SECURITIES                      TOTAL
------------------------------------------------------------------------
     PERIOD ENDED      YEAR ENDED        PERIOD ENDED     YEAR ENDED
     SEPT. 30/01       DEC. 31/00        SEPT. 30/01      DEC. 31/00
------------------------------------------------------------------------

     $   591,040       $   702,097      $  9,933,960     $ 18,172,125


         136,740           184,243         1,208,271        2,183,031
------------------------------------------------------------------------

         454,300           517,854         8,725,689       15,989,094
        (534,390)       (1,508,062)        1,170,804       12,525,185

         (66,562)        4,946,196       (50,696,153)     (27,465,820)
------------------------------------------------------------------------

        (146,652)        3,955,988       (40,799,660)       1,048,459
------------------------------------------------------------------------


          59,560            89,336           388,574          726,392
         (88,424)           (7,614)         (588,086)        (178,674)
      (1,720,494)       (4,003,991)      (18,588,441)     (51,236,143)
         (22,072)          (30,482)         (151,373)        (856,264)
        (255,413)         (676,944)          138,768          684,484
------------------------------------------------------------------------

      (2,026,843)       (4,629,695)      (18,800,558)     (50,860,205)
------------------------------------------------------------------------
      (2,173,495)         (673,707)      (59,600,218)     (49,811,746)

      19,592,476        20,266,183       189,632,167      239,443,913
------------------------------------------------------------------------
     $17,418,981       $19,592,476      $130,031,949     $189,632,167
========================================================================

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                          Notes to Financial Statements

                         September 30, 2001 (Unaudited)


1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Two (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in eight sub-accounts of Manufacturers Investment Trust (the Trust). The Account is a funding vehicle for allocation of net premiums under variable annuity policies (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of The Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular Manufacturers Investment Trust. Manufacturers Investment Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities, which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. MORTALITY AND EXPENSE RISKS CHARGE

The Company deducts from the assets of the Account a daily charge equivalent to an annual rate of 1.0% of the average net value of the Account's assets for mortality and expense risks.

               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)


4. PURCHASES AND SALES OF INVESTMENTS

The following table shows aggregate cost of shares purchased and proceeds from shares sold of each Trust portfolio for the period ended September 30, 2001.

                                                             PURCHASES              SALES
                                                       ----------------------------------------
Balanced Trust                                              $   716,589         $ 4,317,530
Emerging Small Company Trust                                  2,711,190           6,934,063
International Stock Trust                                       712,879           1,063,706
Investment Quality Bond Trust                                 1,558,163           1,739,245
Money Market Trust                                            4,087,328           3,660,509
Pacific Rim Emerging Markets Trust                              124,646             372,381
Quantitative Equity Trust                                     6,682,701           7,008,389
Real Estate Securities Trust                                  1,483,536           3,056,079
                                                       ----------------------------------------
Total                                                       $18,077,032         $28,151,902
                                                       ========================================

5. UNIT VALUES

A summary of the accumulation unit values at September 30, 2001 and December 31, 2000 and the accumulation units and dollar value outstanding at September 30, 2001 for the variable annuity contracts are as follows:

                                                 2000                        2001
                                            ---------------------------------------------------------------
                                                 UNIT         UNIT
                                                VALUE         VALUE          UNITS           DOLLARS
                                            ---------------------------------------------------------------

Balanced Trust                                  $27.65        $23.03          863,002       $ 19,873,587
Emerging Small Company Trust                     87.53         53.99          594,645         32,108,936
International Stock Trust                        14.19         10.14          382,872          3,882,363
Investment Quality Bond Trust                    13.26         14.13          677,182          9,569,712
Money Market Trust                               17.58         17.99          973,695         17,514,343
Pacific Rim Emerging Markets Trust                8.40          5.99          306,370          1,835,073
Quantitative Equity Trust                        61.53         42.24          658,858         27,828,954
Real Estate Securities Trust                     37.02         36.73          474,225         17,418,981
                                                                                          ----------------
Total                                                                                       $130,031,949
                                                                                          ================


               The Manufacturers Life Insurance Company of America
                              Separate Account Two

                    Notes to Financial Statements (continued)



6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), which can be terminated by either party upon two months' notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

7. SUBSEQUENT EVENT

Subject to the approval of the state and federal regulators and effective for January 1, 2002, it is the intention to transfer all of the Company's Variable business to Manulife U.S.A. via an assumption reinsurance agreement. As a result, products currently sold and administered under the name of the Company will be offered and administered under the name of Manulife U.S.A.

Guide to Name Changes and Successions:

The following changes took place on January 1, 2002:

      The Manufacturers Life Insurance Company of America ("ManAmerica") transferred substantially all of its assets and liabilities to The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of substantially all of ManAmerica's assets, including all the assets of Separate Account Two.

      ManEquity, Inc. ("ManEquity") merged with and into Manulife Financial Securities LLC, with the latter succeeding to all of the rights and obligations of ManEquity.


                                    * * * * *

Item 24.    Financial Statements and Exhibits

(a)         Financial Statements

   (1) Financial Statements of The Manufacturers Life Insurance Company of America Separate Account Two (which became, effective January 1, 2002, The Manufacturers Life Insurance Company (U.S.A.) Separate Account M), the Registrant (Part B of the registration statement). FILED HEREWITH

   (2) Financial Statements of the Depositor, The Manufacturers Life Insurance Company (U.S.A.) (Part B of the registration statement). FILED HEREWITH

(b)         Exhibits

(1)(i) Copy of resolution establishing Separate Account Two. Incorporated by reference to Exhibit (1) to post-effective amendment no. 11 to the registration statement on Form N-4, file number 33-57018, filed March 1, 1999.

(1)(ii) Resolution of the Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) regarding The Manufacturers Life Insurance Company (U.S.A.) Separate Account M - FILED HEREWITH

(2)         Agreements for custody of securities and similar investments - Not
            Applicable.

(3)(a)(i) Distribution Agreement between The Manufacturers Life Insurance Company of America and ManEquity, Inc. dated August 31, 1987. Incorporated by reference to Exhibit (3)(a)(i) to post- effective amendment no. 11 to the registration statement on Form N-4, file number 33-57018, filed March 1, 1999.

(3)(a)(ii) Supplemental Agreement to Distribution Agreement between The Manufacturers Life Insurance Company of America and ManEquity, Inc. dated October 1, 1992. Incorporated by reference to Exhibit
            (3)(a)(ii) to post-effective amendment no. 11 to the registration statement on Form N-4, file number 33-57018, filed March 1, 1999.

(3)(b)(i)   Form of broker-dealer agreement. Incorporated by reference to
            Exhibit 3 (iv) to the registration statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.), file number 333-70728, filed October 2, 2001.

(4)(a) Form of Multi-Account Flexible Variable Annuity Policy. Incorporated by reference to Exhibit (4)(a) to post-effective amendment no. 11 to the registration statement on Form N-4, file number

            33-57018, filed March 1, 1999.

(4)(b)(i) Endorsement 0646. Incorporated by reference to Exhibit (4)(b)(iii) to Form 10-Q filed by The Manufacturers Life Insurance Company of America, file number 33-57020, filed August 14, 1997.

(4)(b)(ii) Trustee-Owned Policies Endorsement. Incorporated by reference to Exhibit (4)(b)(ii) to post-effective amendment no. 11 to the registration statement on Form N-4, file number 33-57018, filed March 1, 1999.

(4)(b)(iii) Individual Retirement Annuity Endorsement. Incorporated by reference to Exhibit (4)(b)(iii) to post-effective amendment no. 11 to the registration statement on Form N-4, file number 33-57018, filed March 1, 1999.

(4)(b)(iv) Change of Investment Management Company Name Endorsement. Incorporated by reference to Exhibit (4)(b)(iv) to post-effective amendment no. 11 to the registration statement on Form N-4, file number 33-57018, filed March 1, 1999.

(5)(a) Form of Application for the Policy. Incorporated by reference to Exhibit (5)(a) to post-effective amendment no. 11 to the registration statement on Form N-4, file number 33-57018, filed March 1, 1999.

(5)(b) Form of Application Supplement for the Policy. Incorporated by reference to Exhibit (5)(a) to post-effective amendment no. 7 to the registration statement on Form N-4, file number 33-57018, filed December 18, 1996.

(6)(i) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6) to the registration statement on Form S-6, file number 333-41814, filed July 20, 2000.

   (ii) By-laws of The Manufacturers Life Insurance Company (U.S.A.) - Incorporated by reference to Exhibit A(6)(b) to the registration statement on Form S-6, file number 333-41814, filed July 20, 2000.

(7) Reinsurance Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America. Incorporated by reference to Exhibit (7) post-effective amendment no. 11 to the registration statement on Form N-4, file number 33-57018, filed March 1, 1999.

(8)(a)(i) Service Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated June 1, 1988. Incorporated by reference to Exhibit A(8)(a)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293, filed August 28, 1998.

(8)(a)(ii) Amendment to Service Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992. Incorporated by reference to Exhibit A(8)(a)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293, filed August 28, 1998.

(8)(a)(iii) Amendment to Service Agreement between The Manufacturers Life
            Insurance Company and The Manufacturers Life Insurance of America dated May 31, 1993. Incorporated by reference Exhibit A(8)(a)(iii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293, filed August 28, 1998.

(8)(a)(iv) Amendment to Service Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993. Incorporated by reference to Exhibit A(8)(a)(iv) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293, filed August 28, 1998.

(8)(a)(v) Amendment to Service Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1996. Incorporated by reference to Exhibit A(8)(a)(v) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293, filed August 28, 1998.

(8)(a)(vi) Amendment to Service Agreement between The Manufacturers Life Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vi) to pre-effective amendment no. 1 to registration statement on Form S-6, file number 333-51293, filed August 28, 1998.

(8)(a)(vii) Amendment to Service Agreement between The Manufacturers Life
            Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1998. Incorporated by reference to Exhibit (8)(a)(vii) to post-effective amendment no. 11 to the registration statement on Form N-4, file number 33-57018, filed March 1, 1999.

(8)(b)(i) Service Agreement between The Manufacturers Life Company and ManEquity, Inc. dated January 2, 1991. Incorporated by reference to Exhibit A(8)(c)(i) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293, filed August 28, 1998.

(8)(b)(ii) Amendment to Service Agreement between The Manufacturers Life Insurance Company and ManEquity, Inc. dated March 1, 1994. Incorporated by reference to Exhibit A(8)(c)(ii) to pre-effective amendment no. 1 to the registration statement on Form S-6, file number 333-51293, filed August 28, 1998.

(8)  (c)    Form of Assumption Reinsurance Agreement between The Manufacturers
            Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance
            Company of America - FILED HEREWITH

(9) Opinion of Counsel and consent to its use as to the legality of the securities being registered - FILED HEREWITH

(10)        Written consent of Ernst & Young LLP, independent auditors - FILED
            HEREWITH

(11) All financial statements omitted from Item 23, Financial Statements -- [Not Applicable]

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners -- Not Applicable.

(13) Schedules of performance computation - Incorporated by reference to Exhibit (16) to post-effective amendment no. 3 to the registration statement on Form N-4, file number 33-57018, filed April 26, 1996.

(14)        Financial Data Schedule - Not Applicable.

(15)        Powers of Attorney

            (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Rex Schlaybaugh) incorporated by reference to exhibit 7 to initial registration statement on Form S-6, file number 333-41814, filed July 20, 2000 on behalf of The Manufacturers Life Insurance Company (U.S.A.)

            (ii) (John Ostler) incorporated by reference to Exhibit 15(ii) to the registration statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.), file number 333-70728, filed October 2, 2001.


            (iii) (Jim Boyle, John Lyon) incorporated by reference to Exhibit
                  15(iii) to the registration statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.), file number 333-70728, filed October 2, 2001.



Item 25.    Directors and Officers of the Depositor.

OFFICERS AND DIRECTORS OF THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

John D. DesPrez III**      Director and Chairman of the Board of Directors, President
James Boyle***             Director
Robert A. Cook**           Senior Vice President, U.S. Insurance; Director
Peter Copestake*           Vice President, Finance
James D. Gallagher**       Vice President, Secretary and General Counsel
Donald Guloien*            Executive Vice President and Chief Financial Officer
Geoffrey Guy*              Director
John Lyon*                 Vice President and Chief Financial Officer, Investments; Director
James O'Malley*            Senior Vice President, U.S. Group Pension; Director
Rex Schlaybaugh, Jr.*      Director
John Ostler*               Vice President and Chief Financial Officer
Warren Thomson*            Senior Vice President, Investments
Denis Turner*              Vice President and Treasurer

* Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.
** Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02116.
*** Principal business address is Manulife Financial, 500 Boylston Street, Boston, MA 02116


Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

                         MANULIFE FINANCIAL CORPORATION
                          CORPORATE ORGANIZATION CHART
                               AS OF JUNE 30, 2001


                                                                                  JURISDICTION
                                                              LEGAL       % OF         OF
AFFILIATE                                                      ID       EQUITY    INCORPORATION
-----------------------------------------------------------------------------------------------
MANULIFE FINANCIAL CORPORATION                                  2       100        CANADA
  The Manufacturers Life Insurance Company                      1       100        Canada
   Manucab Ltd. [X]                                            30       100        Canada
   MF Leasing (Canada) Inc.                                   169       100        Ontario
     1332953 Ontario Inc.                                     168       100        Ontario
   MLI Resources Inc.                                         194       100        Alberta

   Manulife Financial Services Inc.                           190       100        Canada
   1293319 Ontario Inc.                                       170       100        Ontario
   Enterprise Capital Management Inc.                           0        20        Ontario
   Cantay Holdings Inc.                                        51       100        Ontario
   994744 Ontario Inc.                                        122       100        Ontario
   DomLife Realty Limited                                               100        Canada
   3550435 Canada Inc.                                        107       100        Canada
     Commercial Union Life Assurance Company of Canada        106       100        Canada
   3426505 Canada Inc.                                        161       100        Canada
   Manulife Bank of Canada                                     58       100        Canada
   Manulife Securities International Ltd.                      79       100        Canada


                                                                                  JURISDICTION
                                                              LEGAL       % OF         OF
AFFILIATE                                                      ID       EQUITY    INCORPORATION
-----------------------------------------------------------------------------------------------
   NAL Resources Limited                                      117       100        Alberta
   Manulife International Capital Corporation Limited         135       100        Ontario
     Golf Town Canada Inc.                                    145     59.89        Canada
     VFC Inc.                                                   0        25        Canada
     1198184 Ontario Limited                                  134       100        Ontario
     Regional Power Inc.                                      136        80        Ontario
        La Regionale Power Port-Cartier Inc.                    0       100        Canada
        La Regionale Power Angliers Inc.                        0       100        Canada
        Addalam Power Corporation                               0        50        Philippines
      Luxell Technologies Inc.                                  0     13.04        Ontario
   FNA Financial Inc.                                         115       100        Canada
     NAL Trustco Inc.                                           0       100        Ontario
     First North American Insurance Company                   111       100        Canada
     Elliott & Page Limited                                   116       100        Ontario
     Seamark Asset Management Ltd.                            118     67.86        Canada
     NAL Resources Management Limited                         120       100        Canada
   Manulife European Holdings (Alberta) Limited               146       100        Alberta
      Manulife Hungary KFT                                    149        99**      Hungary
   The Manufacturers Investment Corporation                    87       100        Michigan
     Manulife Reinsurance Corporation (U.S.A.)                 20       100        Michigan
        Manulife Reinsurance Limited                           67       100        Bermuda
          MRL Holding, LLC                                     80       100        Delaware
        The Manufacturers Life Insurance Company (U.S.A.)      19      96.1*       Michigan
          Flex Holding, LLC                                     0      22.4        Delaware
            Flex Leasing I, LLC                                 0     99.99        Delaware
          Flex Leasing II, LLC                                  0      19.6        Delaware
          Ennal, Inc.                                         124       100        Ohio
          ESLS Investment Limited, LLC                        167       100        Ohio
          Thornhill Leasing Investments, LLC                             90        Delaware
          The Manufacturers Life Insurance Company of          17       100        Michigan
          America
            MANULIFE HOLDING CORPORATION                       21       100        Delaware
               ManEquity, Inc.                                  5       100        Colorado
               Manufacturers Adviser Corporation                6       100        Colorado
               Manulife Capital Corporation                   144       100        Delaware
                 MCC Asset Management Inc.                    186       100        Delaware

                 MF Private Capital, Inc.                     182       100        Delaware
                   MF Private Capital Securities, Inc.        119       100        Delaware
                   0MFPC Insurance Advisors, Inc.             184       100        Delaware
                   MF Private Capital Ventures, Inc.          183       100        Delaware
               Manulife Property Management of Washington,      0       100        Wash., D.C.
               D.C., Inc.
               ManuLife Service Corporation                     7       100        Colorado
               Manulife Leasing Co., LLC                                 80        Delaware
          DOVER LEASING INVESTMENTS, LLC                                 99        Delaware
          Ironside Venture Partners I LLC                     196       100        Delaware
            NewRiver Investor Communications Inc.               0     14.67        Delaware


                                                                                  JURISDICTION
                                                              LEGAL       % OF         OF
AFFILIATE                                                      ID       EQUITY    INCORPORATION
---------------------------------------------------------------------------------------------
            Linx Communications Inc.                            0     12.39        Delaware
          Ironside Venture Partners II LLC                    197       100        Delaware
          Manulife-Wood Logan Holding Co., Inc.                98       100        Delaware
            Manulife Wood Logan, Inc.                          91       100        Connecticut
            The Manufacturers Life Insurance Company of        93       100        Delaware
            North America
               Manufacturers Securities Services, LLC          97        90#       Delaware
               The Manufacturers Life Insurance Company of     94       100        New York
               New York
   Manulife International Investment Management Limited        64       100        U.K.
     Manulife International Fund Management Limited             0       100        U.K.
   WT(SW) Properties Ltd.                                      82       100        U.K.
   Manulife Europe Ruckversicherungs-Aktiengesellschaft       138       100        Germany
   MIL Holdings (Bermuda) Limited                             147       100        Bermuda
   Manulife International Holdings Limited                    152       100        Bermuda
     Manulife Provident Funds Trust Company Limited           163       100        Hong Kong
     Manulife (International) Limited                          28       100        Bermuda
        Manulife-Sinochem Life Insurance Co. Ltd.              43        51        China
        The Manufacturers (Pacific Asia) Insurance Company     61       100        Hong Kong
        Limited
        Manulife Consultants Limited                            0       100        Hong Kong
        Manulife Financial Shareholdings Limited                0       100        Hong Kong
        Manulife Financial Management Limited                   0       100        Hong Kong
        Manulife Financial Group Limited                        0       100        Hong Kong
        Manulife Financial Investment Limited                   0       100        Hong Kong
     Manulife Funds Direct (Barbados) Limited                  78       100        Barbados
        P.T. Manulife Aset Manajemen Indonesia                  0        55        Indonesia
        Manulife Funds Direct (Hong Kong) Limited               0       100        Hong Kong
   Manulife Data Services Inc.                                 81       100        Barbados
   ManuLife (International) Reinsurance Limited                34       100        Bermuda
     Manufacturers P&C Limited                                 36       100        Barbados
     Manufacturers Life Reinsurance Limited                    49       100        Barbados
     Manulife Management Services Ltd.                        191       100        Barbados
   Chinfon-Manulife Insurance Company Limited                 188        60        Vietnam
   Chinfon-Manulife Insurance Company Limited                  59        60        Bermuda
   OUB Manulife Pte. Ltd.                                      14        50        Singapore

   The Manufacturers Life Insurance Co. (Phils.), Inc.        164       100        Philippines
      Manulife Financial Plans, Inc.                          187       100        Philippines
   P.T. Asuransi Jiwa Manulife Indonesia                       42        71        Indonesia
     P.T. Buanadaya Sarana Informatika                          0       100        Indonesia
     P.T. Asuransi Jiwa Arta Mandiri Prima                     42       100        Indonesia
   Manulife (Malaysia) SDN.BHD.                                74       100        Malaysia
   Manulife Holdings (Hong Kong) Limited                       15       100        Hong Kong
   Manulife Financial Systems (Hong Kong) Limited              53       100        Hong Kong
   Manulife Century Investments (Alberta) Inc.                171       100        Alberta
     Manulife Century Life Insurance Company                  180        35++      Japan
     Manulife Century Investments (Bermuda) Limited           172       100        Bermuda

                                                                                JURISDICTION
                                                            LEGAL      % OF         OF
AFFILIATE                                                    ID       EQUITY    INCORPORATION
---------------------------------------------------------------------------------------------
          Manulife System Service Kabushiki Kaisha           192        90+       Japan
          Manulife Century Investments (Luxembourg) S.A.     173       100        Luxembourg
             Manulife Century Investments (Netherlands)      174       100        Netherlands
               B.V.
           Daihyaku Manulife Holdings (Bermuda) Limited      175       100        Bermuda
                 Manulife Century Holdings (Netherlands)     195       100        Netherlands
                   B.V.
            Kyoritsu Confirm Co., Ltd.                       179      90.9##      Japan
            Manulife Premium Collection Co., Ltd.            178        57 o      Japan

                        Manulife Century Business Company    177       100        Japan


[X]  Inactive subsidiaries are noted in italics.
* 3.9% of The Manufacturers Life Insurance Company (USA) is owned by .MRL Holding LLC.
** 1% of Manulife Hungary Holdings KFT is owned by The Manufacturers Life Insurance Company.
# 10% of Manufacturers Securities Services, LLC is owned by The Manufacturers Life Insurance Company of New York.
## 9.1% of Kyoritsu Confirm Co., Ltd. is owned by Manulife Century Life Insurance Company.
o 10% of Manulife Premium Collection Co., Ltd. is owned by Manulife Century Life Insurance Company.
+ 10% of Manulife System Service Kabushiki Kaisha is owned by Manulife Century Life Insurance Company.
++ 32.6% of Manulife Century Life Insurance Company is owned by Manulife Century Investments (Netherlands) B.V. and 32.4% by Manulife Century Holdings (Netherlands) B.V.


          Item 27. Number of Contract Owners.

          As of November 30, 2001, there were no qualified contracts and no non-qualified contracts of the series offered hereby outstanding.

          Item 28. Indemnification.


          Article XII of the Restated Articles of Redomestication of the Company provides as follows:

          No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

          i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

          ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

          iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

          iv) a transaction from which the director derived an improper personal benefit; or

          v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

          If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

          Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

               Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          Item 29. Principal Underwriters.

               a. Set forth below is information concerning other investment companies for which Manulife Financial Securities , LLC, the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

          a. Name of Investment Company Capacity In which acting

          The Manufacturers Life Insurance         Principal Underwriter
          Company (U.S.A.)
          Separate Account H


          The Manufacturers Life Insurance         Principal Underwriter
          Company (U.S.A.)
          Separate Account I


          The Manufacturers Life Insurance         Principal Underwriter
          Company (U.S.A.)
          Separate Account J

          The Manufacturers Life Insurance         Principal Underwriter
          Company (U.S.A.)
          Separate Account L

          The Manufacturers Life Insurance         Principal Underwriter
          Company (U.S.A.)
          Separate Account A

          The Manufacturers Life Insurance         Principal Underwriter
          Company of New York
          Separate Account A

          The Manufacturers Life Insurance         Principal Underwriter
          Company of New York
          Separate Account B


               b. The Manufacturers Life Insurance Company (U.S.A.) is the sole member of Manulife Financial Securities LLC ("MFS LLC"), and the following officers of The Manufacturers Life Insurance Company (U.S.A.) have power to act on behalf of MFS LLC: John DesPrez* (Chairman and President), John Ostler** (Vice President and Chief Financial Officer) and James Gallagher* (Vice President , Secretary and General Counsel) The board of managers of MFS LLC (consisting of Gary Buchanan**, Robert Cook* and John Vrysen***) may also act on behalf of MFS LLC.

          *    Principal business office is 73 Tremont Street, Boston, MA 02108
          ** Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5
          ***  Principal business office is 680 Washington Blvd, Stamford, CT
               06901

               c. None.

          Item 30. Location of Accounts and Records.

          Pursuant to a Service Agreement, The Manufacturers Life Insurance Company maintains physical possession of the books and records of Separate Account M required by Section 31(a) of the 1940 Act and the rules thereunder.

          Item 31. Management Services.

          None.

          Item 32. Undertakings.

          a. Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

          The Manufacturers Life Insurance Company (U.S.A.) ("Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor and have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 1st day of January, 2002.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT M
(Registrant)

By: THE MANUFACTURERS LIFE INSURANCE
    COMPANY (U.S.A.)
    (Depositor)


By: /s/John D. DesPrez III
  -----------------------------------
   John D. DesPrez III
   President

THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By: /s/John D. DesPrez III
  -----------------------------------
   John D. DesPrez III
   President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 1st day of January, 2002.


Signature                                       Title


/s/John D. DesPrez III                          Chairman and President
----------------------                          (Principal Executive Officer)
John D. DesPrez  III

*-------------------------                      Vice President and
John Ostler                                     Chief Financial Officer


*-------------------------                      Director
James Boyle


*-------------------------                      Director
Robert A. Cook


*-------------------------                      Director
Geoffrey Guy


*-------------------------                      Director
James O'Malley


*-------------------------                      Director
John Lyon


*-------------------------                      Director
Rex Schlaybaugh, Jr.


*/s/James D. Gallagher
 -------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX

Exhibit No.       Description

1 (ii)            Resolution of Board of Directors

8(c)              Form of Assumption Reinsurance Agreement

(9)               Opinion and Consent of Counsel

(10)              Written Consent of Ernst & Young LLP